Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

Dated as of January 5, 2017,

Among

GARTNER, INC.,

COBRA ACQUISITION CORP.

and

CEB INC.

-i-

-ii-

Schedule I	Stockholders Executing Voting Agreements
Schedule II	“Knowledge” Parties
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AGREEMENT AND PLAN OF MERGER (this “Agreement”) dated as of January 5, 2017, among GARTNER, INC., a Delaware corporation (the “Parent”), COBRA ACQUISITION CORP., a Delaware corporation and a wholly owned Subsidiary of Parent (“Merger Sub”), and CEB INC., a Delaware corporation (the “Company”).

WHEREAS the Board of Directors of the Company, the Board of Directors of Parent, and the Board of Directors of Merger Sub have approved this Agreement, determined that the terms of this Agreement are in the best interests of the Company, Parent or Merger Sub, as applicable, and their respective stockholders and declared the advisability of this Agreement;

WHEREAS the Board of Directors of the Company and the Board of Directors of Merger Sub have recommended adoption of this Agreement by their respective stockholders, as applicable;

Whereas concurrently with the execution of this Agreement, the persons listed on Schedule I (the “Stockholders”) are entering into a voting agreement with Parent pursuant to which, among other actions and matters, each of the Stockholders has agreed to vote all shares of Company Common Stock beneficially owned by such Stockholder in favor of the adoption of this Agreement (the “Voting Agreement”); and

WHEREAS the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties and covenants herein and intending to be legally bound, the parties hereto agree as follows:

Article I

The Merger

Section 1.01. The Merger. On the terms and subject to the conditions set forth in this Agreement, and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), on the Closing Date, Merger Sub shall be merged with and into the Company (the “Merger”). At the Effective Time, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving company in the Merger (the “Surviving Company”).

Section 1.02. Closing. The closing (the “Closing”) of the Merger shall take place at the offices of Wilson Sonsini Goodrich & Rosati, 1301 Avenue of the Americas, New York, New York 10019 at 10:00 a.m., New York City time, on a date to be specified by the Company and Parent, which shall be no later than the second Business Day following the satisfaction or (to the extent permitted by Law) waiver by the party or parties entitled to the benefits thereof of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by Law) waiver of those conditions), or at such other place, time and date as shall be agreed in writing between the Company and Parent; provided, however, that if all the conditions set forth in Article VII shall not continue to have been satisfied or (to the extent permitted by Law) waived on such second Business Day, then the Closing shall take place on the first Business Day thereafter on which all such conditions shall have been satisfied or (to the extent permitted by Law) waived (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by Law) waiver of those conditions), or at such other place, time and date as shall be agreed in writing between the Company and Parent; provided further, that if the Marketing Period has not ended at the time of the satisfaction or waiver of all of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by Law) waiver of those conditions), the Closing shall not occur until the earlier to occur of (a) a date during the Marketing Period specified by Parent on three Business Days’ written notice to the Company (it being understood that such date may be conditioned upon the simultaneous completion of the Debt Financing and, if the Debt Financing is not completed for any reason at such time, such notice shall automatically be deemed withdrawn) and (b) the second Business Day following the final day of the Marketing Period or, if the final day of the Marketing Period is within two Business Days prior to the End Date, then on the End Date (subject in each case to the satisfaction or waiver of all of the conditions set forth in Article VII for the Closing as of the date determined pursuant to this proviso), or at such other place, time and date as shall be agreed in writing between Parent and the Company. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

Section 1.03. Effective Time. Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the parties shall file with the Secretary of State of the State of Delaware the certificate of merger relating to the Merger (the “Certificate of Merger”), executed and acknowledged in accordance with the relevant provisions of the DGCL, and, as soon as practicable on or after the Closing Date, shall make all other filings required under the DGCL or by the Secretary of State of the State of Delaware in connection with the Merger. The Merger shall become effective at the time that the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware, or at such later time as the Company and Parent shall agree and specify in the Certificate of Merger (the time the Merger becomes effective being the “Effective Time”).

Section 1.04. Effects. The Merger shall have the effects set forth in this Agreement and Section 259 of the DGCL.

Section 1.05. Certificate of Incorporation and By-Laws. The certificate of incorporation of the Surviving Company shall be amended and restated in its entirety to be identical to the certificate of incorporation of Merger Sub as in effect immediately prior to the Effective Time until thereafter changed or amended as provided therein or by applicable Law, except that the name of the Surviving Company shall be CEB Inc. and the certificate of incorporation shall comply with Section 6.05. The by-laws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the by-laws of the Surviving Company until thereafter changed or amended as provided therein or by applicable Law, except that references to the name of Merger Sub shall be replaced by references to the name of the Surviving Company and the bylaws shall comply with Section 6.05.

Section 1.06. Directors and Officers of Surviving Company. The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Company until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be. The officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Company until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.

Article II

Effect on the Capital Stock of the Constituent Entities; Exchange of Certificates

Section 2.01. Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holder of any shares of common stock, par value $0.01, of the Company (the “Company Common Stock”) or Merger Sub Common Stock:

(a)     Conversion of Merger Sub Common Stock. Each share of common stock, par value $0.01 per share, in Merger Sub (the “Merger Sub Common Stock”) issued and outstanding immediately prior to the Effective Time shall be converted into one (1) fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Company with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Company. From and after the Effective Time, all certificates representing shares of Merger Sub Common Stock shall be deemed for all purposes to represent the number of shares of common stock of the Surviving Company into which they were converted in accordance with the immediately preceding sentence.

(b)     Cancellation of Treasury Stock and Parent-Owned Stock. Each share of Company Common Stock that is owned by the Company as treasury stock and each share of Company Common Stock that is owned by Parent or Merger Sub immediately prior to the Effective Time shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(c)     Conversion of Company Common Stock. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than shares to be cancelled in accordance with Section 2.01(b) and Dissenting Shares) shall be converted into the right to receive (x) 0.2284 of a fully paid and nonassessable share (the “Exchange Ratio”) of Parent Common Stock (the “Stock Consideration”) and (y) $54.00 in cash (the “Cash Consideration” and, together with the Stock Consideration, the “Merger Consideration”). All such shares of Company Common Stock, when so converted, shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of a certificate (or evidence of shares in book-entry form) that immediately prior to the Effective Time represented any such shares of Company Common Stock (each, a “Certificate”) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration and any cash in lieu of fractional shares of Parent Common Stock to be issued or paid in consideration therefor and any dividends or other distributions to which holders become entitled upon the surrender of such Certificate in accordance with Section 2.02, without interest.

For purposes of this Agreement, “Parent Common Stock” means the common stock, par value $0.0005 per share, of Parent. Notwithstanding the foregoing, if between the date of this Agreement and the Effective Time the outstanding shares of Parent Common Stock or Company Common Stock shall have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, or any similar event shall have occurred, then any number or amount contained herein which is based upon the number of shares of Parent Common Stock or Company Common Stock, as the case may be, will be appropriately adjusted to provide to Parent and the holders of Company Common Stock the same economic effect as contemplated by this Agreement prior to such event.

Section 2.02. Exchange of Certificates. (a) Exchange Agent. Prior to the Effective Time, Parent shall appoint a bank or trust company reasonably acceptable to the Company to act as exchange agent (the “Exchange Agent”) for the payment of the Merger Consideration. At or substantially concurrently with the Effective Time, Parent shall irrevocably deposit with the Exchange Agent, for the benefit of the holders of Certificates, for exchange in accordance with this Article II through the Exchange Agent, (i) certificates representing the shares of Parent Common Stock to be issued as Stock Consideration and (ii) cash sufficient to (x) pay the Cash Consideration and (y) make payments in lieu of fractional shares pursuant to Section 2.02(f). All such Parent Common Stock and cash deposited with the Exchange Agent is hereinafter referred to as the “Exchange Fund.”

(b)     Letter of Transmittal. As promptly as reasonably practicable after the Effective Time (but in no event more than two (2) Business Days thereafter), Parent shall cause the Exchange Agent to mail to each holder of record of Company Common Stock a letter of transmittal (the “Letter of Transmittal”) (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions (including customary provisions with respect to delivery of an “agent’s message” with respect to shares held in book-entry form) as Parent may specify subject to the Company’s reasonable approval), together with instructions thereto.

(c)     Merger Consideration Received in Connection with Exchange. Upon (i) in the case of shares of Company Common Stock represented by a Certificate, the surrender of such Certificate for cancellation to the Exchange Agent, or (ii) in the case of shares of Company Common Stock held in book-entry form, the receipt of an “agent’s message” by the Exchange Agent, in each case together with the Letter of Transmittal, duly, completely and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, the holder of such shares shall be entitled to receive in exchange therefor (A) the Merger Consideration into which such shares of Company Common Stock have been converted pursuant to Section 2.01 and (B) any cash in lieu of fractional shares which the holder has the right to receive pursuant to Section 2.02(f) and in respect of any dividends or other distributions which the holder has the right to receive pursuant to Section 2.02(d). In the event of a transfer of ownership of Company Common Stock which is not registered in the transfer records of the Company, the Merger Consideration and cash in lieu of fractional shares which the holder has the right to receive pursuant to Section 2.02(f) and in respect of any dividends or other distributions which the holder has the right to receive pursuant to Section 2.02(d) may be issued to a transferee if the Certificate representing such Company Common Stock (or, if such Company Common Stock is held in book-entry form, proper evidence of such transfer) is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable transfer Taxes have been paid, as well as any other requirements reasonably imposed by the Exchange Agent. Until surrendered as contemplated by this Section 2.02(c), each share of Company Common Stock, and any Certificate with respect thereto, shall be deemed at any time from and after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration which the holders of shares of Company Common Stock were entitled to receive in respect of such shares pursuant to Section 2.01 (and cash in lieu of fractional shares pursuant to Section 2.02(f) and in respect of any dividends or other distributions pursuant to Section 2.02(d)). No interest shall be paid or shall accrue on the cash payable upon surrender of any Certificate (or shares of Company Common Stock held in book-entry form).

(d)     Treatment of Unexchanged Shares. No dividends or other distributions declared or made with respect to Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate (or shares of Company Common Stock held in book-entry form) with respect to the shares of Parent Common Stock issuable upon surrender thereof, and no cash payment with respect to the Cash Consideration or in lieu of fractional shares shall be paid to any such holder, until the surrender of such Certificate (or shares of Company Common Stock held in book-entry form) in accordance with this Article II. Subject to escheat, Tax or other applicable Law, following surrender of any such Certificate (or shares of Company Common Stock held in book-entry form), there shall be paid to the holder of the certificate representing whole shares of Parent Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of any cash payable in lieu of a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 2.02(f) and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such whole shares of Parent Common Stock.

(e)     No Further Ownership Rights in Company Common Stock. The shares of Parent Common Stock issued and cash paid in accordance with the terms of this Article II upon conversion of any shares of Company Common Stock (including any cash paid pursuant to Section 2.02(f)) shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to such shares of Company Common Stock. From and after the Effective Time, there shall be no further registration of transfers on the stock transfer books of the Surviving Company of shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificates formerly representing shares of Company Common Stock (or shares of Company Common Stock held in book-entry form) are presented to Parent or the Exchange Agent for any reason, they shall be cancelled and exchanged as provided in this Article II.

(f)     No Fractional Shares. No certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the conversion of Company Common

Stock pursuant to Section 2.01. Notwithstanding any other provision of this Agreement, each holder of shares of Company Common Stock converted pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock (after taking into account all shares of Company Common Stock exchanged by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional amount multiplied by the average, rounded down to the nearest cent, of the closing sale prices of Parent Common Stock on the New York Stock Exchange (the “NYSE”) (as reported in The Wall Street Journal or, if not reported therein, in another authoritative source mutually selected by Parent and the Company) for the ten (10) trading days immediately prior to the date of the Effective Time.

(g)     Termination of Exchange Fund. Any portion of the Exchange Fund (including any interest received with respect thereto) that remains undistributed to the holders of Company Common Stock for 360 days after the Effective Time shall be delivered to Parent, and any holder of Company Common Stock who has not theretofore complied with this Article II shall thereafter look only to Parent for payment of its claim for Merger Consideration, any cash in lieu of fractional shares and any dividends and distributions to which such holder is entitled pursuant to this Article II, in each case without any interest thereon.

(h)     No Liability. None of the Company, Parent, Merger Sub or the Exchange Agent shall be liable to any Person in respect of any portion of the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any portion of the Exchange Fund which remains undistributed to the holders of Certificates for five years after the Effective Time (or immediately prior to such earlier date on which the Exchange Fund would otherwise escheat to, or become the property of, any Governmental Entity), shall, to the extent permitted by applicable Law, become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.

(i)     Investment of Exchange Fund. The Exchange Agent shall invest any cash in the Exchange Fund as directed by Parent. Any interest and other income resulting from such investments shall be paid to Parent. No investment by the Exchange Agent of the Cash Consideration portion of the aggregate Merger Consideration shall relieve Parent, the Surviving Corporation or the Exchange Agent from making the payments required by this Article II and Parent shall promptly replace any funds deposited with the Exchange Agent lost through any investment made pursuant to this Section 2.02(i). No investment by the Exchange Agent of the Cash Consideration portion of the aggregate Merger Consideration shall have maturities that could prevent or delay payments to be made pursuant to this Agreement. Following the Effective Time, Parent agrees to make available to the Exchange Agent, from time to time as needed, additional cash or additional shares of Parent Common Stock to pay (i) the Merger Consideration as contemplated by this Article II, (ii) cash in lieu of fractional shares pursuant to Section 2.02(f) and (iii) any dividends or other distributions to which such holder is entitled pursuant to Section 2.02(d), in each case, without interest.

(j)     Withholding Rights. Each of Parent, Merger Sub, the Surviving Company and the Exchange Agent shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement such amounts as may be required to be deducted and withheld under applicable Tax Law. Amounts so withheld shall be timely paid over to the appropriate Governmental Entity and shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

(k)     Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond, in such reasonable and customary amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall, in exchange for such lost, stolen or destroyed Certificate, issue the Stock Consideration and pay the Cash Consideration, any cash in lieu of fractional shares and any dividends and distributions on such Certificate, in each case deliverable in respect thereof pursuant to this Agreement.

Section 2.03. Dissenters’ Rights. Notwithstanding any other provision contained in this Agreement, no shares of Company Common Stock that are issued and outstanding as of the Effective Time and that are held by a stockholder who has properly exercised such stockholder’s appraisal rights in respect of such shares in accordance with Section 262 of the DGCL (any such shares being referred to herein as “Dissenting Shares”) shall be converted into the right to receive the Merger Consideration as provided in Section 2.01(c) and instead shall be entitled to such rights as are granted by Section 262 of the DGCL (unless and until such stockholder shall have failed to timely perfect, or shall have effectively withdrawn or lost, such stockholder’s right to dissent from the Merger under the DGCL) and to receive such consideration as may be determined to be due with respect to such Dissenting Shares pursuant to and subject to the requirements of the DGCL. If any stockholder holding Dissenting Shares shall have failed to perfect or shall have effectively withdrawn or lost such right with respect to his, her or its Dissenting Shares, such stockholder’s Dissenting Shares shall thereupon be treated as if they had been converted into and become exchangeable for the right to receive, as of the Effective Time, the Merger Consideration for each such Dissenting Share, in accordance with Section 2.01(c). The Company shall (i) give Parent prompt notice of any notice or demand for appraisal or payment for shares of Company Common Stock or any withdrawals of such demands received by the Company and (ii) give Parent the opportunity to participate in and direct all negotiations and proceedings with respect to any such demands and shall not, without the prior written consent of Parent, make any payment with respect to, or settle, offer to settle or otherwise negotiate, any such demands.

Section 2.04. Tax Treatment. The parties acknowledge and agree that the exchange of Company Common Stock for the right to receive the Merger Consideration pursuant to the Merger is intended to constitute a taxable sale or exchange of such Company Common Stock for U.S. federal income tax purposes.

Article III

Representations and Warranties of Parent and Merger Sub

Parent and Merger Sub jointly and severally represent and warrant to the Company that the statements contained in this Article III are true and correct except as set forth in the Parent SEC Documents filed and publicly available after January 1, 2016 and prior to the date of this Agreement (the “Filed Parent SEC Documents”) (excluding any disclosures in the

Filed Parent SEC Documents in any risk factors section, in any section related to forward-looking statements and other disclosures that are predictive or forward-looking in nature) or in the disclosure letter delivered by Parent to the Company at or before the execution and delivery by Parent and Merger Sub of this Agreement (the “Parent Disclosure Letter”). The Parent Disclosure Letter shall be arranged in numbered and lettered sections corresponding to the numbered and lettered sections contained in this Article III, and the disclosure in any section shall be deemed to qualify other sections in this Article III to the extent (and only to the extent) that it is reasonably apparent from the face of such disclosure that such disclosure also qualifies or applies to such other sections.

Section 3.01. Organization, Standing and Power. Each of Parent and each of Parent’s Subsidiaries (the “Parent Subsidiaries”) is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized (in the case of good standing, to the extent such jurisdiction recognizes such concept), except, in the case of the Parent Subsidiaries, where the failure to be so organized, existing or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. Each of Parent and the Parent Subsidiaries has all requisite power and authority and possesses all governmental franchises, licenses, permits, authorizations, variances, exemptions, orders and approvals (collectively, “Permits”) necessary to enable it to own, lease or otherwise hold its properties and assets and to conduct its businesses as presently conducted (the “Parent Permits”), except where the failure to have such power or authority or to possess Parent Permits, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. Each of Parent and the Parent Subsidiaries is duly qualified or licensed to do business in each jurisdiction where the nature of its business or the ownership or leasing of its properties make such qualification necessary, other than in such jurisdictions where the failure to be so qualified or licensed, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. Parent has delivered or made available to the Company, prior to execution of this Agreement, true and complete copies of (a) the amended and restated certificate of incorporation of Parent in effect as of the date of this Agreement (the “Parent Certificate”) and the by-laws of Parent in effect as of the date of this Agreement (the “Parent By-laws”) and (b) the constituent documents of Merger Sub. Parent has not taken any action in breach or violation of any of the provisions of the Parent Certificate or Parent By-laws and no Parent Subsidiary is in breach or violation of any of the provisions of its respective certificates of incorporation, by-laws or comparable governing documents, except, in the case of a Parent Subsidiary, for breaches or violations that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

Section 3.02. Parent Subsidiaries. (a) All the outstanding shares of capital stock or voting securities of, or other equity interests in, each Parent Subsidiary have been validly issued and are fully paid and nonassessable and are owned by Parent, by another Parent Subsidiary or by Parent and another Parent Subsidiary, free and clear of all material pledges, liens, charges, mortgages, deeds of trust, rights of first offer or first refusal, options, encumbrances and security interests of any kind or nature whatsoever (collectively, with covenants, conditions, restrictions, easements, encroachments, title retention agreements or other third party rights or title defect of any kind or nature whatsoever, “Liens”), and free of any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock, voting securities or other equity interests), except for restrictions imposed by applicable securities laws.

(b)     Except for the capital stock and voting securities of, and other equity interests in, the Parent Subsidiaries, neither Parent nor any Parent Subsidiary owns, directly or indirectly, any capital stock or voting securities of, or other equity interests in, or any interest convertible into or exchangeable or exercisable for, any capital stock or voting securities of, or other equity interests in, any firm, corporation, partnership, company, limited liability company, trust, joint venture, association or other entity.

Section 3.03. Capital Structure. (a) The authorized capital stock of Parent consists of 250,000,000 shares of Parent Common Stock and 5,000,000 shares of preferred stock, par value $0.01 per share (the “Parent Preferred Stock” and, together with the Parent Common Stock, the “Parent Capital Stock”). At the close of business on December 31, 2016, (i) 82,651,243 shares of Parent Common Stock were issued and outstanding, (ii) no shares of Parent Preferred Stock were issued or outstanding, (iii) 73,583,172 shares of Parent Common Stock were held by Parent in its treasury, (iv) 6,362,524 shares of Parent Common Stock were reserved and available for issuance pursuant to the Parent Stock Plans, of which 0 shares were issuable upon exercise of outstanding Parent Stock Options, (v) 710,663 shares of Parent Common Stock were reserved for issuance upon the vesting of Parent RSUs, (vi) 555,707 shares of Parent Common Stock were reserved for issuance upon vesting of Parent PSUs, (vii) 1,342,568 shares of Parent Common Stock were reserved for issuance upon vesting of Parent SARs, (viii) 106,869 shares of Parent Common Stock were reserved for issuance upon release of Parent CSEs, and (ix) 907,503 shares of Parent Common Stock were reserved for issuance pursuant to Parent’s 2011 Employee Stock Purchase Plan (the “Parent ESPP”). Except as set forth in this Section 3.03(a), at the close of business on December 31, 2016, no shares of capital stock or voting securities of, or other equity interests in, Parent were issued, reserved for issuance or outstanding. From the close of business on December 31, 2016 to the date of this Agreement, there have been no issuances by Parent of shares of capital stock or voting securities of, or other equity interests in, Parent other than the issuance of Parent Common Stock upon the exercise of Parent Stock Options outstanding at the close of business on December 31, 2016, and issuances pursuant to rights under the Parent Stock Plans, in each case in accordance with their terms in effect as of December 31, 2016. Except as set forth above in this Section 3.03 or pursuant to the terms of this Agreement, there are not issued, reserved for issuance or outstanding, and there are not any outstanding obligations of Parent or any Parent Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, (x) any capital stock of Parent or any Parent Subsidiary or any securities of Parent or any Parent Subsidiary convertible into or exchangeable or exercisable for shares of capital stock or voting securities of, or other equity interests in, Parent or any Parent Subsidiary, (y) any warrants, calls, options or other rights to acquire from Parent or any Parent Subsidiary, or any other obligation of Parent or any Parent Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, any capital stock or voting securities of, or other equity interests in, Parent or any Parent Subsidiary, or (z) any rights issued by or other obligations of Parent or any Parent Subsidiary that are linked in any way to the price of any class of Parent Capital Stock or any shares of capital stock of any Parent Subsidiary, the value of Parent, any Parent Subsidiary or any part of Parent or any Parent Subsidiary or any dividends or other distributions declared or paid on any shares of capital stock of Parent or any Parent Subsidiary.

(b)     All outstanding shares of Parent Capital Stock are, and, at the time of issuance, all such shares that may be issued upon the exercise or vesting of Parent Stock Options or Parent RSUs or pursuant to the Parent Stock Plans, or the Parent ESPP will be, duly authorized, validly issued, fully paid and nonassessable and not subject to, or issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of DGCL, the Parent Certificate, the Parent By-laws or any Contract to which Parent is a party or otherwise bound. The shares of Parent Common Stock constituting the Stock Consideration will be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to, or issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, the Parent Certificate, the Parent By-laws or any Contract to which Parent is a party or otherwise bound. Except for acquisitions, or deemed acquisitions, of Parent Common Stock or other equity securities of Parent in connection with (i) the payment of the exercise price of Parent Stock Options with Parent Common Stock (including but not limited to in connection with “net exercises”), (ii) required tax withholding in connection with the exercise of Parent Stock Options, the vesting of Parent Restricted Shares or Parent RSUs and the vesting or delivery of other awards pursuant to the Parent Stock Plans and (iii) forfeitures of Parent Stock Options, Parent Restricted Shares and Parent RSUs, there are not any outstanding obligations of Parent or any of the Parent Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock or voting securities or other equity interests of Parent or any Parent Subsidiary or any securities, interests, warrants, calls, options or other rights referred to in clause (x), (y) or (z) of the last sentence of Section 3.03(a). There are no bonds, debentures, notes or other Indebtedness of Parent having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which shareholders of Parent may vote. Neither Parent nor any of the Parent Subsidiaries is a party to any voting agreement with respect to the voting of any capital stock or voting securities of, or other equity interests in, Parent.

Section 3.04. Authority; Execution and Delivery; Enforceability. Each of Parent and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Merger and the other transactions contemplated by this Agreement, subject, in the case of the Merger, for the approval of this Agreement by Parent as the sole stockholder of Merger Sub. The Board of Directors of Parent (the “Parent Board”) has adopted resolutions, by unanimous vote at a meeting duly called at which a quorum of directors of Parent was present, (i) approving the execution, delivery and performance of this Agreement and (ii) determining that entering into this Agreement is in the best interests of Parent and its shareholders. As of the date of this Agreement, such resolutions have not been amended or withdrawn. The Board of Directors of Merger Sub has adopted resolutions (i) approving the execution, delivery and performance of this Agreement, (ii) determining that the terms of this Agreement are in the best interests of Merger Sub and Parent, as its sole stockholder, (iii) declaring this Agreement advisable and (iv) recommending that Parent, as sole stockholder of Merger Sub, adopt this Agreement and directing that this Agreement be submitted to Parent, as sole stockholder of Merger Sub, for adoption. As of the date of this Agreement, such resolutions have not been amended or withdrawn. Parent, as sole stockholder of Merger Sub, will, immediately following the execution and delivery of this Agreement by each of the parties hereto, adopt this Agreement. Except for the adoption of this Agreement by Parent as the sole stockholder of Merger Sub, no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize, adopt or approve, as applicable, this Agreement or to consummate the Merger and the other transactions contemplated by this

Agreement (except for the filing of the appropriate merger documents as required by the DGCL). Each of Parent and Merger Sub has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by the Company, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms except, in each case, as enforcement may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity.

Section 3.05. No Conflicts; Consents. (a) The execution and delivery by each of Parent and Merger Sub of this Agreement does not, and the performance by each of Parent and Merger Sub of its obligations hereunder and the consummation of the Merger and the other transactions contemplated by this Agreement will not, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation, any obligation to make an offer to purchase or redeem any Indebtedness or capital stock or any loss of a material benefit under, or result in the creation of any Lien upon any of the properties or assets of Parent or any Parent Subsidiary under, any provision of (i) the Parent Certificate, the Parent By-laws or the comparable charter or organizational documents of any Parent Subsidiary, (ii) any contract, lease, license, indenture, note, bond, agreement, concession, franchise or other instrument (a “Contract”) to which Parent or any Parent Subsidiary is a party or by which any of their respective properties or assets is bound or any Parent Permit or (iii) subject to the filings and other matters referred to in Section 3.05(b), any judgment, order or decree (“Judgment”) or statute, law (including common law), ordinance, directive, rule or regulation (“Law”), in each case, applicable to Parent or any Parent Subsidiary or their respective properties or assets, other than, in the case of clauses (ii) and (iii) above, any matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect (it being agreed that for purposes of this Section 3.05(a), effects resulting from or arising in connection with the matters set forth in clause (iv) of the definition of the term “Material Adverse Effect” shall not be excluded in determining whether a Parent Material Adverse Effect has occurred or would reasonably be expected to occur) and would not prevent or materially impede, interfere with, hinder or delay the consummation of the Merger.

(b)     No consent, approval, clearance, waiver, Permit or order (“Consent”) of or from, or registration, declaration, notice or filing made to or with any Federal, national, state, provincial or local, whether domestic or foreign, government or any court of competent jurisdiction, administrative agency or commission or other governmental or quasi-governmental authority, organization, or instrumentality, whether domestic, foreign or supranational (a “Governmental Entity”), is required to be obtained or made by or with respect to Parent or any Parent Subsidiary in connection with the execution and delivery of this Agreement or its performance of its obligations hereunder or the consummation of the Merger and the other transactions contemplated by this Agreement, other than (i) (A) the filing with the Securities and Exchange Commission (the “SEC”), and declaration of effectiveness under the Securities Act of 1933, as amended (the “Securities Act”), of the registration statement on Form S-4 in connection with the issuance by Parent of the Stock Consideration, in which the Proxy Statement will be included as a prospectus (the “Form S-4”), and (B) the filing with the SEC of such reports under, and such other compliance with, the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Securities Act, and the rules and regulations thereunder, as may be required in connection with this Agreement, the Merger and the other transactions contemplated by this Agreement, (ii) compliance with and filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and such other Consents, registrations, declarations, notices or filings as are required to be made or obtained under any foreign antitrust, competition, trade regulation or similar Laws, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of the other jurisdictions in which Parent and the Company are qualified to do business, (iv) such Consents, registrations, declarations, notices or filings as are required to be made or obtained under the securities or “blue sky” laws of various states in connection with the issuance of the Stock Consideration, (v) such filings with and approvals of the NYSE as are required to permit the consummation of the Merger and the listing of the Stock Consideration and (vi) such other matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect (it being agreed that for purposes of this Section 3.05(b), effects resulting from or arising in connection with the matters set forth in clause (iv) of the definition of the term “Material Adverse Effect” shall not be excluded in determining whether a Parent Material Adverse Effect has occurred or would reasonably be expected to occur) and would not prevent or materially impede, interfere with, hinder or delay the consummation of the Merger.

Section 3.06. SEC Documents; Undisclosed Liabilities. (a) Parent has furnished or filed all reports, schedules, forms, statements and other documents (including exhibits and other information incorporated therein) required to be furnished or filed by Parent with the SEC since January 1, 2014 (such documents, together with any documents filed with the SEC during such period by Parent on a voluntary basis on a Current Report on Form 8-K, but excluding the Form S-4, being collectively referred to as the “Parent SEC Documents”).

(b)     Each Parent SEC Document (i) at the time filed, complied in all material respects with the requirements of the Sarbanes-Oxley Act of 2002 (“SOX”) and the Exchange Act or the Securities Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Parent SEC Document and (ii) did not at the time it was filed (or if amended or superseded by a filing or amendment prior to the date of this Agreement, then at the time of such filing or amendment) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of the consolidated financial statements of Parent included in the Parent SEC Documents complied at the time it was filed as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, was prepared in accordance with United States generally accepted accounting principles (“GAAP”) (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or permitted by Regulation S-X) and fairly presented in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods shown (subject, in the case of unaudited statements, to normal year-end audit adjustments).

(c)     Except (i) as reflected or reserved against in Parent’s consolidated unaudited balance sheet as of September 30, 2016 (or the notes thereto) as included in the Filed

Parent SEC Documents and (ii) for liabilities and obligations incurred in connection with or contemplated by this Agreement, neither Parent nor any Parent Subsidiary has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that, individually or in the aggregate, have had or would reasonably be expected to have a Parent Material Adverse Effect.

(d)     Each of the chief executive officer of Parent and the chief financial officer of Parent (or each former chief executive officer of Parent and each former chief financial officer of Parent, as applicable) has made all applicable certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of SOX with respect to the Parent SEC Documents, and the statements contained in such certifications are true and accurate. For purposes of this Agreement, “chief executive officer” and “chief financial officer” shall have the meanings given to such terms in SOX. None of Parent or any of the Parent Subsidiaries has outstanding, or has arranged any outstanding, “extensions of credit” to directors or executive officers within the meaning of Section 402 of SOX.

(e)     Parent maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurance (A) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, consistently applied in all material respects, (B) that receipts and expenditures are made only in accordance with the authorization of management and (C) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of Parent’s assets that could have a material effect on the financial statements.

(f)     The “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) utilized by Parent are reasonably designed to ensure that all information (both financial and non-financial) required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information required to be disclosed is accumulated and communicated to the management of Parent, as appropriate, to allow timely decisions regarding required disclosure and to enable the chief executive officer and chief financial officer of Parent to make the certifications required under the Exchange Act with respect to such reports.

(g)     Neither Parent nor any of the Parent Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among Parent and any of the Parent Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance-sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, Parent or any of the Parent Subsidiaries in Parent’s or such Parent Subsidiary’s published financial statements or other Parent SEC Documents.

(h)     Since January 1, 2014, none of Parent, Parent’s independent accountants, the Parent Board or the audit committee of the Parent Board has received any written notification, or to the Knowledge of Parent any oral notification, of any (x) “significant deficiency” in the internal controls over financial reporting of Parent, (y) “material weakness” in the internal controls over financial reporting of Parent or (z) fraud, whether or not material, that involves management or other employees of Parent who have a significant role in the internal controls over financial reporting of Parent. For purposes of this Agreement, the terms “significant deficiency” and “material weakness” shall have the meanings assigned to them in Rule 12b-2 of the Exchange Act.

(i)     As of the date of this Agreement, none of the Parent Subsidiaries is, or has at any time since January 1, 2014 been, subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act.

Section 3.07. Information Supplied. None of the information supplied or to be supplied by Parent or Merger Sub for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 or any amendment or supplement thereto is declared effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading or (ii) the Proxy Statement will, at the date it is first mailed to the Company’s stockholders or at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Form S-4 will comply as to form in all material respects with the requirements of the Securities Act and the rules and regulations thereunder, except that no representation is made by Parent or Merger Sub with respect to statements or omissions made or incorporated by reference therein based on information supplied by the Company for inclusion or incorporation by reference therein.

Section 3.08. Absence of Certain Changes or Events. From January 1, 2016 to the date of this Agreement, there has not occurred any fact, circumstance, effect, change, event or development that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect. From January 1, 2016 to the date of this Agreement, (i) each of Parent and the Parent Subsidiaries has conducted its respective business in the ordinary course in all material respects, except in connection with this Agreement, and (ii) during such period there has not occurred any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of any capital stock or voting securities of, or other equity interests in, Parent or the capital stock or voting securities of, or other equity interests in, any of the Parent Subsidiaries (other than (x) regular quarterly cash dividends payable by Parent in respect of shares of Parent Common Stock and (y) dividends or other distributions by a direct or indirect wholly owned Parent Subsidiary to its parent) or any repurchase for value by Parent of any capital stock or voting securities of, or other equity interests in, Parent or the capital stock or voting securities of, or other equity interests in, any of the Parent Subsidiaries.

Section 3.09. Litigation. There is no suit, action or other proceeding pending or, to the Knowledge of Parent, threatened against Parent or any Parent Subsidiary or any of their respective properties or assets that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect, nor is there any Judgment outstanding against or, to the Knowledge of Parent, investigation by any Governmental Entity involving Parent or any Parent Subsidiary or any of their respective properties or assets that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect.

Section 3.10. Compliance with Applicable Laws. Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect, Parent and the Parent Subsidiaries are in compliance with all applicable Laws and Parent Permits, including all applicable rules, regulations, directives or policies of any Governmental Entity. To the Knowledge of Parent, except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect, no action, demand or investigation by or before any Governmental Entity is pending or threatened alleging that Parent or a Parent Subsidiary is not in compliance with any applicable Law or Parent Permit or which challenges or questions the validity of any rights of the holder of any Parent Permit.

Section 3.11. Brokers’ Fees and Expenses. No broker, investment banker, financial advisor or other Person, other than Evercore Group L.L.C., Goldman, Sachs & Co. and JPMorgan Chase Bank, N.A., the fees and expenses of which will be paid by Parent, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger or any of the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent.

Section 3.12. Financing . (a) Parent has delivered to the Company a true, complete and correct copy of the executed commitment letter, dated as of January 5, 2017, among the Commitment Parties and Parent (as it may be amended, modified or replaced in accordance with Section 6.09, the “Debt Commitment Letter”), pursuant to which, upon the terms and subject to the conditions set forth therein, the Commitment Parties have committed to lend the amounts and arrange the financing set forth therein (the “Debt Financing”) for the purpose of funding the transactions contemplated by this Agreement. Except for fee letters and the engagement letter relating to the Debt Financing (collectively, the “Fee Letters”), true, complete and correct copies of which have been provided to the Company with only fee amounts and certain economic terms (none of which would adversely affect the amount (other than in respect of upfront fees) or availability of the Debt Financing if so exercised by the Commitment Parties party thereto) redacted, as of the date hereof, there are no other agreements, side letters or arrangements to which Parent is a party relating to the Debt Commitment Letter that could affect the availability of the Debt Financing or any portion thereof on the Closing Date. As of the date of this Agreement, (i) the Debt Commitment Letter and the Fee Letter have not been amended, restated, waived or modified and no such amendment, restatement, waiver or modification is contemplated or pending that would not be permitted under Section 6.09(a) hereof; and (ii) the respective commitments contained in the Debt Commitment Letter have not been withdrawn, modified, reduced or rescinded in any respect and no such withdrawal, modification, reduction or rescission is contemplated except any reduction of the commitments in accordance with the terms set out in the Debt Commitment Letter or the Fee Letters.

(b)     The Debt Commitment Letter, in the form so delivered, is in full force and effect and is a legal, valid and binding obligation of Parent and, to the Knowledge of Parent, the

Commitment Parties. Other than as set forth in the Debt Commitment Letter, there are no conditions precedent (including any “flex” provisions), to the funding of the full amount of the Debt Financing. As of the date hereof, Parent has no reason to believe that it will be unable to satisfy on a timely basis any conditions to the funding of the full amount of the Debt Financing, or that the Debt Financing will not be available to Parent on the Closing Date. All commitments and other fees required to be paid under the Debt Commitment Letter prior to the date of this Agreement have been paid in full.

(c)     Assuming the accuracy of the representations and warranties set forth in Section 4.03, clauses (a), (b) and (c) of Section 4.06, and Section 4.14 and performance by the Company of its obligations set forth in Section 5.01(b), in each case in all material respects, the aggregate proceeds to be disbursed pursuant to the definitive agreements contemplated by the Debt Commitment Letter, in the aggregate and together with the available cash, cash equivalents and marketable securities of Parent, and available amounts under existing credit facilities, will be sufficient for Parent to pay the Cash Consideration and all fees and expenses to be paid by Parent in connection with the transactions contemplated by this Agreement.

Section 3.13. Merger Sub. Parent is the sole stockholder of Merger Sub. Since its date of incorporation, Merger Sub has not carried on any business nor conducted any operations other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto.

Section 3.14. Share Ownership. Neither Parent nor Merger Sub has been, at any time during the three (3) years preceding the date hereof, an “interested stockholder” of the Company, as defined in Section 203 of the DGCL. As of the date of this Agreement, neither Parent nor any of the Parent Subsidiaries, owns (directly or indirectly, beneficially or of record) any shares of capital stock of the Company and neither Parent nor any of the Parent Subsidiaries holds any rights to acquire any shares of capital stock of the Company except pursuant to this Agreement.

Section 3.15. Taxes. (a) Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect:

(i)     (A) Each of Parent and each Parent Subsidiary has timely filed or has caused to be timely filed, taking into account any valid extensions, all Tax Returns required to have been filed and such Tax Returns are accurate and complete; (B) each of Parent and each Parent Subsidiary has paid all Taxes required to have been paid by it other than Taxes that are not yet due or that are being contested in good faith in appropriate proceedings and for which accruals or reserves have been established in the Parent SEC Documents in accordance with GAAP; (C) each of Parent and each Parent Subsidiary has complied with all applicable Laws relating to the payment and withholding of Taxes and has, within the time and in the manner prescribed by Law, withheld and paid over to the proper Governmental Entity all amounts required to be so withheld and paid over; and (D) there is no investigation, suit, action or other proceeding currently in progress or pending or threatened in writing against or with respect to Parent or any Parent Subsidiary in respect of any Tax.

(ii)     Neither Parent nor any Parent Subsidiary (A) is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than

(1) such an agreement or arrangement exclusively between or among Parent and Parent Subsidiaries or (2) any commercial Contract with customary terms entered into in the ordinary course of business the principle purpose of which is unrelated to Taxes), (B) has been a member of a group filing a consolidated, combined or unitary Tax Return (other than a group the common parent of which is or was Parent or any Parent Subsidiary), or (C) has any liability for the payment of any Tax imposed on any Person (other than Parent or any Parent Subsidiary) as a transferee or successor.

(b)     There are no Liens for Taxes on any asset of Parent or any Parent Subsidiary other than for Taxes that are not yet due and payable or that are being contested in good faith in appropriate proceedings and for which accruals or reserves have been established in the Parent SEC Documents in accordance with GAAP.

(c)     Within the past two years, neither Parent nor any Parent Subsidiary has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify for tax-free treatment under Sections 355 or 361 of the Code.

(d)     Neither Parent nor any Parent Subsidiary has been a party to a transaction that, as of the date of this Agreement, constitutes a “listed transaction” for purposes of Section 6011 of the Code and applicable Treasury Regulations thereunder (or a similar provision of applicable Law).

Section 3.16. No Other Representations or Warranties. Except for the representations and warranties made by the Company in Article IV, Parent and Merger Sub acknowledge that neither the Company nor any other Person on behalf of the Company or the Company Subsidiaries makes any other express or implied representation or warranty with respect to the Company or the Company Subsidiaries or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects. Without limiting the foregoing, Parent and Merger Sub have received and may continue to receive from the Company certain estimates, projections, forecasts and other forward-looking information, as well as certain business plans and cost-related plan information, regarding the Company, its Subsidiaries and their respective businesses and operations, that were provided to Parent and Merger Sub in good faith, and Parent and Merger Sub are making their own evaluation of the adequacy and accuracy of all such estimates, projections, forecasts and other forward-looking information, as well as such business plans and cost-related plan information, and neither Parent nor Merger Sub has relied upon or will have any claim against the Company or any of its Subsidiaries, or any of their respective stockholders, directors, officers, employees, Affiliates, advisors, agents or representatives, or any other Person, with respect thereto.

Article IV

Representations and Warranties of the Company

The Company represents and warrants to Parent and Merger Sub that the statements contained in this Article IV are true and correct except as set forth in the Company SEC Documents filed and publicly available after January 1, 2016 and prior to the date of this Agreement (the “Filed Company SEC Documents”) (excluding any disclosures in the Filed

Company SEC Documents in any risk factors section, in any section related to forward-looking statements and other disclosures that are predictive or forward-looking in nature) or in the disclosure letter delivered by the Company to Parent at or before the execution and delivery by the Company of this Agreement (the “Company Disclosure Letter”). The Company Disclosure Letter shall be arranged in numbered and lettered sections corresponding to the numbered and lettered sections contained in this Article IV, and the disclosure in any section shall be deemed to qualify other sections in this Article IV to the extent (and only to the extent) that it is reasonably apparent from the face of such disclosure that such disclosure also qualifies or applies to such other sections.

Section 4.01. Organization, Standing and Power. Each of the Company and each of the Company’s Subsidiaries (the “Company Subsidiaries”) is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized (in the case of good standing, to the extent such jurisdiction recognizes such concept), except, in the case of the Company Subsidiaries, where the failure to be so organized, existing or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. Each of the Company and the Company Subsidiaries has all requisite power and authority and possesses all Permits necessary to enable it to own, lease or otherwise hold its properties and assets and to conduct its businesses as presently conducted (the “Company Permits”), except where the failure to have such power or authority or to possess Company Permits, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. Each of the Company and the Company Subsidiaries is duly qualified or licensed to do business in each jurisdiction where the nature of its business or the ownership or leasing of its properties make such qualification necessary, other than in such jurisdictions where the failure to be so qualified or licensed, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. The Company has delivered or made available to Parent, prior to execution of this Agreement, true and complete copies of the amended and restated certificate of incorporation of the Company in effect as of the date of this Agreement (the “Company Charter”) and the by-laws of the Company in effect as of the date of this Agreement (the “Company By-laws”). The Company has not taken any action in breach or violation of any of the provisions of the Company Charter or the Company By-laws, and no Company Subsidiary is in breach or violation of any of the provisions of its respective certificates of incorporation, by-laws or comparable governing documents, except, in the case of a Company Subsidiary, for breaches or violations that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

Section 4.02. Company Subsidiaries. (a) All the outstanding shares of capital stock or voting securities of, or other equity interests in, each Company Subsidiary have been validly issued and are fully paid and nonassessable and are owned by the Company, by another Company Subsidiary or by the Company and another Company Subsidiary, free and clear of all material Liens, and free of any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock, voting securities or other equity interests), except for restrictions imposed by applicable securities laws. Section 4.02(a) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a true and complete list of the Company Subsidiaries.

(b)     Except (i) as set forth on Section 4.02 of the Company Disclosure Letter and (ii) for the capital stock and voting securities of, and other equity interests in, the Company Subsidiaries, neither the Company nor any Company Subsidiary owns, directly or indirectly, any capital stock or voting securities of, or other equity interests in, or any interest convertible into or exchangeable or exercisable for, any capital stock or voting securities of, or other equity interests in, any firm, corporation, partnership, company, limited liability company, trust, joint venture, association or other entity.

Section 4.03. Capital Structure. (a) The authorized capital stock of the Company consists of 100,000,000 shares of Company Common Stock and 5,000,000 shares of preferred stock, par value $0.01 per share (the “Company Preferred Stock” and together with the Company Common Stock, the “Company Capital Stock”). At the close of business on December 31, 2016, (i) 32,240,404 shares of Company Common Stock were issued and outstanding, (ii) no shares of Company Preferred Stock were issued and outstanding, (iii) 4,485,836 shares of Company Common Stock were reserved and available for issuance pursuant to the Company Stock Plans and (iv) 612,813 shares of Company Common Stock were reserved for issuance under the Company Employee Stock Purchase Plan (the “Company ESPP”). At the close of business on December 31, 2016, there were (A) 819,764 shares issuable upon settlement of outstanding Company RSUs and (B) 97,912 shares potentially issuable under outstanding Company PSUs. Except as set forth in this Section 4.03(a), at the close of business on December 31, 2016, no shares of capital stock or voting securities of, or other equity interests in, the Company were issued, reserved for issuance or outstanding. From the close of business on December 31, 2016 to the date of this Agreement, there have been no issuances by the Company of shares of capital stock or voting securities of, or other equity interests in, the Company, other than the issuance of Company Common Stock upon the settlement of Company RSUs or Company PSUs outstanding at the close of business on December 31, 2016 and in accordance with their terms in effect at such time. Except as set forth above in this Section 4.03(a), there are not issued, reserved for issuance or outstanding, and there are not any outstanding obligations of the Company or any Company Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, (x) any capital stock of the Company or any Company Subsidiary or any securities of the Company or any Company Subsidiary convertible into or exchangeable or exercisable for shares of capital stock or voting securities of, or other equity interests in, the Company or any Company Subsidiary, (y) any warrants, calls, options or other rights to acquire from the Company or any Company Subsidiary, or any other obligation of the Company or any Company Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, any capital stock or voting securities of, or other equity interests in, the Company or any Company Subsidiary or (z) any rights issued by or other obligations of the Company or any Company Subsidiary that are linked in any way to the price of any class of Company Capital Stock or any shares of capital stock of any Company Subsidiary, the value of the Company, any Company Subsidiary or any part of the Company or any Company Subsidiary or any dividends or other distributions declared or paid on any shares of capital stock of the Company or any Company Subsidiary (whether payable in cash, stock or otherwise).

(b)     All outstanding shares of Company Common Stock are, and all shares of Company Common Stock that may be issued upon the settlement of Company RSUs and Company PSUs or the Company ESPP, will be, at the time of issuance, duly authorized, validly issued, fully paid and nonassessable and not subject to, or issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, the Company Charter, the Company By-laws or any Contract to which the Company is a party or otherwise bound. Except for acquisitions, or deemed acquisitions, of Company Common Stock or other equity securities of the Company in connection with (i) required tax withholding in connection with the vesting or settlement of Company RSUs or Company PSUs and the vesting or delivery of other awards pursuant to the Company Stock Plans and (ii) forfeitures of Company RSUs and Company PSUs, there are not any outstanding obligations of the Company or any of the Company Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock or voting securities or other equity interests of the Company or any Company Subsidiary or any securities, interests, warrants, calls, options or other rights referred to in clause (x), (y) or (z) of the last sentence of Section 4.03(a). There are no debentures, bonds, notes or other Indebtedness of the Company or of any Company Subsidiary having the right to vote on any matters on which stockholders of the Company or any Company Subsidiary may vote (“Company Voting Debt”). Neither the Company nor any of the Company Subsidiaries is a party to any voting agreement with respect to the voting of any capital stock or voting securities of, or other equity interests in, the Company or any Company Subsidiary. Neither the Company nor any of the Company Subsidiaries is a party to any agreement pursuant to which any Person is entitled to elect, designate or nominate any director of the Company or any of the Company Subsidiaries. There are no stockholder rights plans (or similar plans containing any aspects commonly referred to as a “poison pill”) under which the Company or any of the Company Subsidiaries is or may become obligated to sell or otherwise issue any shares of capital stock or any other securities.

Section 4.04. Authority; Execution and Delivery; Enforceability. (a) The Company has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Merger and the other transactions contemplated by this Agreement, subject, in the case of the Merger, to the receipt of the Company Stockholder Approval. The Board of Directors of the Company (the “Company Board”) has adopted resolutions, by unanimous vote at a meeting duly called at which a quorum of directors of the Company was present, (i) approving the execution, delivery and performance of this Agreement, (ii) determining that entering into this Agreement is in the best interests of the Company and its stockholders, (iii) declaring this Agreement advisable and (iv) recommending that the Company’s stockholders adopt this Agreement and directing that this Agreement be submitted to the Company’s stockholders for adoption at a duly held meeting of such stockholders for such purpose (the “Company Stockholders Meeting”). As of the date of this Agreement, such resolutions have not been amended or withdrawn. Except for the adoption of this Agreement by the affirmative vote of a majority of the outstanding shares of Company Common Stock entitled to vote at the Company Stockholders Meeting (the “Company Stockholder Approval”), no other corporate proceedings on the part of the Company or of any Company Subsidiary are necessary to authorize or adopt this Agreement or to consummate the Merger and the other transactions contemplated by this Agreement (except for the filing of the appropriate merger documents as required by the DGCL). The Company has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by Parent and Merger Sub, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms except as enforcement may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity.

(b)     The Company Board has adopted such resolutions as are necessary to render inapplicable to this Agreement, the Merger and the other transactions contemplated by this Agreement the restrictions on “business combinations” (as defined in Section 203 of the DGCL) as set forth in Section 203 of the DGCL. No “fair price”, “moratorium”, “control share acquisition” or other similar antitakeover statute or similar statute or regulation applies with respect to this Agreement, the Merger or any of the other transactions contemplated by this Agreement.

Section 4.05. No Conflicts; Consents. (a) The execution and delivery by the Company of this Agreement does not, and the performance by it of its obligations hereunder and the consummation of the Merger and the other transactions contemplated by this Agreement will not, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation, any obligation to make an offer to purchase or redeem any Indebtedness or capital stock or any loss of a material benefit under, or result in the creation of any Lien upon any of the properties or assets of the Company or any Company Subsidiary under, any provision of (i) the Company Charter, the Company By-laws or the comparable charter or organizational documents of any Company Subsidiary (assuming that the Company Stockholder Approval is obtained), (ii) any Contract to which the Company or any Company Subsidiary is a party or by which any of their respective properties or assets is bound or any Company Permit or (iii) subject to the filings and other matters referred to in Section 4.05(b), any Judgment or Law, in each case, applicable to the Company or any Company Subsidiary or their respective properties or assets (assuming that the Company Stockholder Approval is obtained), other than, in the case of clauses (ii) and (iii) above, any matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect (it being agreed that for purposes of this Section 4.05(a), effects resulting from or arising in connection with the matters set forth in clause (iv) of the definition of the term “Material Adverse Effect” shall not be excluded in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur) and would not prevent or materially impede, interfere with, hinder or delay the consummation of the Merger.

(b)     No Consent of or from, or registration, declaration, notice or filing made to or with any Governmental Entity is required to be obtained or made by or with respect to the Company or any Company Subsidiary in connection with the execution and delivery of this Agreement or its performance of its obligations hereunder or the consummation of the Merger and the other transactions contemplated by this Agreement, other than (i) (A) the filing with the SEC of the Proxy Statement in definitive form, and (B) the filing with the SEC of such reports under, and such other compliance with, the Exchange Act and the Securities Act, and the rules and regulations thereunder, as may be required in connection with this Agreement, the Merger and the other transactions contemplated by this Agreement, (ii) compliance with and filings under the HSR Act, and such other Consents, registrations, declarations, notices or filings as are required to be made or obtained under any foreign antitrust, competition, trade regulation or similar Laws, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of the other jurisdictions in which Parent and the Company are qualified to do business, (iv) such Consents, registrations, declarations, notices or filings as are required to be made or obtained under the securities or “blue sky” laws of various states in connection with the issuance of the Stock Consideration,

(v) such filings with and approvals of the NYSE as are required to permit the consummation of the Merger and (vi) such other matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect (it being agreed that for purposes of this Section 4.05(b), effects resulting from or arising in connection with the matters set forth in clause (iv) of the definition of the term “Material Adverse Effect” shall not be excluded in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur) and would not prevent or materially impede, interfere with, hinder or delay the consummation of the Merger.

Section 4.06. SEC Documents; Undisclosed Liabilities. (a) The Company has furnished or filed all reports, schedules, forms, statements and other documents (including exhibits and other information incorporated therein) required to be furnished or filed by the Company with the SEC since January 1, 2014 (such documents, together with any documents filed with the SEC during such period by the Company on a voluntary basis on a Current Report on Form 8-K, but excluding the Proxy Statement, being collectively referred to as the “Company SEC Documents”).

(b)     Each Company SEC Document (i) at the time filed, complied in all material respects with the requirements of SOX and the Exchange Act or the Securities Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Document and (ii) did not at the time it was filed (or if amended or superseded by a filing or amendment prior to the date of this Agreement, then at the time of such filing or amendment) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of the consolidated financial statements of the Company included in the Company SEC Documents complied at the time it was filed as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, was prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or permitted by Regulation S-X) and fairly presented in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods shown (subject, in the case of unaudited statements, to normal year-end audit adjustments).

(c)     Except (i) as reflected or reserved against in the Company’s consolidated unaudited balance sheet as of September 30, 2016 (or the notes thereto) as included in the Filed Company SEC Documents and (ii) for liabilities and obligations incurred in connection with or contemplated by this Agreement, neither the Company nor any Company Subsidiary has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that, individually or in the aggregate, have had or would reasonably be expected to have a Company Material Adverse Effect.

(d)     Each of the chief executive officer of the Company and the chief financial officer of the Company (or each former chief executive officer of the Company and each former chief financial officer of the Company, as applicable) has made all applicable certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of SOX with respect to the Company SEC Documents, and the statements contained in such certifications are true and accurate. None of the Company or any of the Company Subsidiaries has outstanding, or has arranged any outstanding, “extensions of credit” to directors or executive officers within the meaning of Section 402 of SOX.

(e)     The Company maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurance (A) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, consistently applied in all material respects, (B) that receipts and expenditures are made only in accordance with the authorization of management and (C) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company’s assets could have a material effect on the financial statements.

(f)     The “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) utilized by the Company are reasonably designed to ensure that all information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information required to be disclosed is accumulated and communicated to the management of the Company, as appropriate, to allow timely decisions regarding required disclosure and to enable the chief executive officer and chief financial officer of the Company to make the certifications required under the Exchange Act with respect to such reports.

(g)     Neither the Company nor any of the Company Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company and any of the Company Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of the Company Subsidiaries in the Company’s or such Company Subsidiary’s published financial statements or other Company SEC Documents.

(h)     Since January 1, 2014, none of the Company, the Company’s independent accountants, the Company Board or the audit committee of the Company Board has received any written notification, or to the Knowledge of the Company any oral notification, of any (x) “significant deficiency” in the internal controls over financial reporting of the Company, (y) “material weakness” in the internal controls over financial reporting of the Company or (z) fraud, whether or not material, that involves management or other employees of the Company who have a significant role in the internal controls over financial reporting of the Company.

(i)     None of the Company Subsidiaries is, or has at any time since January 1, 2014 been, subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act.

(j)     To the Knowledge of the Company, none of the Company, any of the Company Subsidiaries, or any director, officer, auditor or accountant of the Company or any of the Company Subsidiaries has, since January 1, 2014, received written notice of any substantive complaint, allegation, assertion or claim that the Company or any of the Company Subsidiaries has engaged in any improper accounting or auditing practice that was reported to the audit committee of the Company Board.

(k)     To the Knowledge of the Company, no employee of the Company or any of the Company Subsidiaries has provided or is providing information to any law enforcement agency regarding the commission or possible commission of any crime or the violation or possible violation of any applicable Law of the type described in Section 806 of SOX by the Company or any of the Company Subsidiaries. Neither the Company nor any of the Company Subsidiaries nor, to the Knowledge of the Company, any director, officer, auditor, accountant, consultant or authorized representative of the Company or any of the Company Subsidiaries has discharged, demoted, suspended, threatened, harassed or in any other manner discriminated against an employee of the Company or any of the Company Subsidiaries in the terms and conditions of employment because of any lawful act of such employee described in Section 806 of SOX.

(l)     As of the date of this Agreement, the Company is in material compliance with the applicable listing and corporate governance rules and regulations of the New York Stock Exchange.

Section 4.07. Information Supplied. None of the information supplied or to be supplied by the Company or any Company Subsidiary for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 or any amendment or supplement thereto is declared effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading or (ii) the Proxy Statement will, at the date it is first mailed to the Company’s stockholders or at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder, except that no representation is made by the Company with respect to statements or omissions made or incorporated by reference therein based on information supplied by Parent or Merger Sub for inclusion or incorporation by reference therein.

Section 4.08. Absence of Certain Changes or Events. From January 1, 2016 to the date of this Agreement, there has not occurred any fact, circumstance, effect, change, event or development that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect. From January 1, 2016 to the date of this Agreement, (i) each of the Company and the Company Subsidiaries has conducted its respective business in the ordinary course in all material respects, except in connection with this Agreement, and (ii) during such period neither the Company nor any of the Company Subsidiaries has taken any action that would be prohibited by clause (i), (v), (vi), (xii) or (xv) of Section 5.01(b) had such action been taken between the date of this Agreement and the Effective Time.

Section 4.09. Taxes. (a) Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect:

(i)     (A) Each of the Company and each Company Subsidiary has timely filed or has caused to be timely filed, taking into account any valid extensions, all Tax Returns required to have been filed and such Tax Returns are accurate and complete; (B) each of the Company and each Company Subsidiary has paid all Taxes required to have been paid by it other than Taxes that are not yet due or that are being contested in good faith in appropriate proceedings and for which accruals or reserves have been established in the Company SEC Documents in accordance with GAAP; and (C) each of the Company and each Company Subsidiary has complied with all applicable Laws relating to the payment and withholding of Taxes and has, within the time and in the manner prescribed by Law, withheld and paid over to the proper Governmental Entity all amounts required to be so withheld and paid over.

(ii)     Each of the Company and each Company Subsidiary is in compliance in all respects with all applicable transfer pricing Laws.

(iii)     Neither the Company nor any Company Subsidiary has a permanent establishment, place of business or business operations subject to Tax in a country other than the country in which it is organized.

(b)     There is no investigation, suit, action or other proceeding currently in progress or pending or threatened in writing against or with respect to the Company or any Company Subsidiary in respect of any material Tax.

(c)     There are no Liens for Taxes on any asset of the Company or any Company Subsidiary other than for Taxes that are not yet due and payable or that are being contested in good faith in appropriate proceedings and for which accruals or reserves have been established in the Company SEC Documents in accordance with GAAP.

(d)     Neither the Company nor any Company Subsidiary (i) is a party to or is bound by any material Tax sharing, allocation or indemnification agreement or arrangement (other than (1) such an agreement or arrangement exclusively between or among the Company and wholly owned Company Subsidiaries or (2) any commercial Contract with customary terms entered into in the ordinary course of business the principle purpose of which is unrelated to Taxes), (ii) has been a member of a group filing a consolidated, combined or unitary Tax Return (other than a group the common parent of which is or was the Company or any Company Subsidiary), or (iii) has any liability for the payment of any material Tax imposed on any Person (other than the Company or any Company Subsidiary) as a transferee or successor.

(e)     Neither the Company nor any Company Subsidiary has executed any extension on or waiver of any statute of limitations on the period for the assessment or collection of any material Tax which has not lapsed.

(f)     Within the past two years, neither the Company nor any Company Subsidiary has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify for tax-free treatment under Sections 355 or 361 of the Code.

(g)     Neither the Company nor any Company Subsidiary has been a party to a transaction that, as of the date of this Agreement, constitutes a “listed transaction” for purposes of Section 6011 of the Code and applicable Treasury Regulations thereunder (or a similar provision of applicable Law).

(h)     No claim has been made in writing that the Company or any Company Subsidiary is or may be liable for material Tax in a jurisdiction in which it does not file Tax Returns.

Section 4.10. Benefits Matters; ERISA Compliance. (a) Section 4.10(a) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a complete and correct list identifying each material Company Benefit Plan. The Company has delivered or made available to Parent true and complete copies of (i) all material Company Benefit Plans or, in the case of any such unwritten material Company Benefit Plan, a description thereof, (ii) the most recent annual report on Form 5500 filed with the Department of Labor with respect to each material Company Benefit Plan (if any such report was required), (iii) the most recent summary plan description for each material Company Benefit Plan for which such summary plan description is required, (iv) any current trust agreement or group annuity contract relating to any material Company Benefit Plan and (v) the most recent financial statements and actuarial reports for each Company Benefit Plan (if any). For purposes of this Agreement, “Company Benefit Plans” means, collectively (A) all “employee pension benefit plans” (as defined in Section 3(2) of ERISA), all “employee welfare benefit plans” (as defined in Section 3(1) of ERISA) and all other bonus, pension, profit sharing, retirement, deferred compensation, incentive compensation, equity or equity-based compensation, severance, retention, change in control, disability, vacation, death benefit, hospitalization, medical or other plans, arrangements or understandings which are maintained, contributed to, or required to be contributed to, by the Company or any Company Subsidiary for the benefit of any current or former directors, officers, employees or individual consultants of the Company or any Company Subsidiary, or with respect to which the Company or any Company Subsidiary has any material liability, and (B) all employment, individual consulting, severance, retention, change of control or termination agreements or arrangements in effect between the Company or any Company Subsidiary and any current or former directors, officers, employees or individual consultants of the Company or any Company Subsidiary.

(b)     All Company Benefit Plans which are intended to be qualified and exempt from Federal income Taxes under Sections 401(a) and 501(a), respectively, of the Code, have been the subject of or have timely applied for, as of the date of this Agreement, determination letters from the Internal Revenue Service (the “IRS”) to the effect that such Company Benefit Plans and the trusts created thereunder are so qualified and tax-exempt, or are in the form of a prototype or volume submitter document that is the subject of a favorable opinion letter from the IRS, and no such determination or opinion letter has been revoked nor, to the Knowledge of the Company, has revocation been threatened, nor has any such Company Benefit Plan been amended since the date of its most recent determination letter or application therefor in any respect that would reasonably be expected to result in revocation of its qualification or increase its costs by an amount that would reasonably be expected to have a Company Material Adverse Effect.

(c)     Neither the Company, any Company Subsidiary nor any of their respective ERISA Affiliates maintains, contributes to, is required to contribute to, or has any liability (including with respect to events occurring in the six-year period ending on the date of this Agreement with respect to (i) any Pension Plan that is subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code; (ii) any plan which is a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA; or (iii) any plan which is a “multiple employer plan” within the meaning of Section 413(c) of the Code.

(d)     With respect to each Company Benefit Plan that is an employee welfare benefit plan, such Company Benefit Plan (including any Company Benefit Plan covering retirees or other former employees) may be amended in accordance with its terms as reflected in the documents made available to Parent pursuant to subsection (a) above.

(e)     Except as set forth on Section 4.10(e) of the Company Disclosure Letter, no Company Benefit Plan provides health, medical or life insurance benefits after retirement or other termination of employment (other than for continuation coverage required under Section 4980(B)(f) of the Code or applicable Law).

(f)     Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, (i) each Company Benefit Plan and its related trust, insurance contract or other funding vehicle has been established and administered by the Company or each Company Subsidiary in accordance with its terms and is in compliance with the applicable provisions of ERISA, the Code and all other Laws applicable to such Company Benefit Plan and (ii) the Company and each of the Company Subsidiaries is in compliance with the applicable provisions of ERISA, the Code and all other Laws applicable to the Company Benefit Plans.

(g)     There are no pending or, to the Knowledge of the Company, threatened material claims, actions, suits, or investigations with respect to any Company Benefit Plans, or otherwise involving any such Company Benefit Plan or the assets of any Company Benefit Plan, other than routine claims for benefits.

(h)     None of the execution and delivery of this Agreement, the obtaining of the Company Stockholder Approval or the consummation of the Merger or any other transaction contemplated by this Agreement (alone or in conjunction with any other event, including any termination of employment on or following the Effective Time) will (A) entitle any current or former director, officer, employee or consultant of the Company or any of the Company Subsidiaries to any compensation or benefit, (B) accelerate the time of payment or vesting, or trigger any payment or funding, of any compensation or benefits or trigger any other material obligation under any Company Benefit Plan, (C) result in any breach or violation of, default under or limit the Company’s right to amend, modify or terminate any Company Benefit Plan, or (D) result in any amounts failing to be deductible by reason of Section 280G of the Code. Neither the Company nor any of the Company Subsidiaries has any obligation to gross-up, indemnify or otherwise reimburse any current or former employee, director or independent contractor for any Tax incurred by such individual under Section 409A or 4999 of the Code.

(i)     Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, each Company Benefit Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) that is subject to Section 409A of the Code has been and is in documentary and operational compliance with Section 409A of the Code.

(j)      To the Knowledge of the Company, all contributions required to be made to any Company Benefit Plan by applicable Law, regulation, any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Company Benefit Plan, for any period through the date hereof have been timely made or paid in all material respects or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the financial statements set forth in the Company SEC Documents to the extent required by GAAP, applicable accounting requirements and the published rules and regulations of the SEC. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, each Company Benefit Plan that is an employee welfare benefit plan under Section 3(1) of ERISA either (i) is funded through an insurance company contract and is not a “welfare benefit fund” with the meaning of Section 419 of the Code or (ii) is unfunded.

(k)     Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, all Company Benefit Plans subject to the laws of any jurisdiction outside the United States (i) have been maintained in accordance with applicable requirements, (ii) if they are intended to qualify for special tax treatment, meet all the requirements for such treatment, and (iii) if they are intended to be funded and/or book-reserved, are funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions and applicable accounting requirements.

Section 4.11. Litigation. There is no material suit, action or other proceeding pending or, to the Knowledge of the Company, threatened against the Company or any Company Subsidiary or any of their respective properties or assets, nor is there any material Judgment outstanding against or, to the Knowledge of the Company, material investigation by any Governmental Entity involving the Company or any Company Subsidiary or any of their respective properties or assets.

Section 4.12. Compliance with Applicable Laws. Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, the Company and the Company Subsidiaries are in compliance with all applicable Laws and Company Permits, including all applicable rules, regulations, directives or policies of any Governmental Entity. To the Knowledge of the Company, no material action, demand or investigation by or before any Governmental Entity is pending or threatened alleging that the Company or a Company Subsidiary is not in compliance with any applicable Law or Company Permit or which challenges or questions the validity of any rights of the holder of any Company Permit.

Section 4.13. Environmental Matters. (a) Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect:

(i)     the Company and the Company Subsidiaries are and for the past three (3) years have been in compliance with all Environmental Laws, and neither the Company nor any Company Subsidiary has received any written communication from a Governmental Entity that alleges that the Company or any Company Subsidiary is in violation of, or has liability under, any Environmental Law or any Permit issued pursuant to Environmental Law, the subject of which has not been settled or resolved;

(ii)     the Company and the Company Subsidiaries have obtained and are and for the past three (3) years have been in compliance with all Permits issued pursuant to any Environmental Law required for operation of the Company’s business and occupation of the premises applicable to the Company, the Company Subsidiaries and the Company Properties and all such Permits are valid and in good standing and to the Knowledge of the Company and the Company Subsidiaries will not be subject to modification or revocation as a result of the transactions contemplated by this Agreement;

(iii)     there are no Environmental Claims pending or, to the Knowledge of the Company, threatened against the Company or any of the Company Subsidiaries;

(iv)     there have been no Releases of any Hazardous Material that would reasonably be expected to form the basis of any Environmental Claim against the Company or any of the Company Subsidiaries or against any Person whose liabilities for such Environmental Claim the Company or any of the Company Subsidiaries has retained or assumed, either contractually or by operation of Law; and

(v)     neither the Company nor any of the Company Subsidiaries has retained or assumed, either contractually or by operation of law, any liabilities or obligations that would reasonably be expected to form the basis of any Environmental Claim against the Company or any of the Company Subsidiaries.

(b)     The Company has made available to Parent all environmental reports, studies, audits or analyses in its possession or reasonable control identifying material environmental, health or safety liabilities with respect to the Company and the Company’s business.

(c)     As used herein:

(i)     “Environmental Claim” means any written administrative, regulatory or judicial actions, suits, orders, demands, directives, claims, liens, proceedings or notices of noncompliance or violation by or from any Person alleging liability arising out of, based on or resulting from (y) the presence or Release of, or exposure to, any Hazardous Materials at any location; or (z) the failure to comply with any Environmental Law or any Permit issued pursuant to Environmental Law.

(ii)     “Environmental Laws” means all applicable Federal, national, state, provincial or local Laws or Judgments issued, promulgated or entered into by or with any Governmental Entity, relating to pollution, protection of natural resources or protection of endangered or threatened species, protection of public or occupational health and safety (with respect to exposure to Hazardous Materials) or protection of the environment (including ambient air, surface water, groundwater, land surface or subsurface strata).

(iii)     “Hazardous Materials” means (y) any petroleum or petroleum products, explosive or radioactive materials or wastes, asbestos in any form, and polychlorinated biphenyls; and (z) any other chemical, material, substance or waste that in relevant form or concentration is prohibited, limited or regulated, or for which liability or standards of conduct are imposed, under any Environmental Law.

(iv)     “Release” means any release, spill, emission, leaking, dumping, injection, pouring, deposit, disposal, discharge, migration or leaching into the environment (including ambient air, surface water, groundwater, land surface or subsurface strata).

Section 4.14. Contracts.

(a)     Except (i) for this Agreement, (ii) for the Contracts filed as exhibits to the Company SEC Documents filed prior to the date of this Agreement (a “Filed Company Contract”) and (iii) for the Company Benefit Plans and Company Leases, Section 4.14 of the Company Disclosure Letter sets forth, as of the date of this Agreement, a true and complete list of the following Contracts to which the Company or any Company Subsidiary is a party:

(i)     each “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Securities Act);

(ii)     each agreement, Contract, understanding, or undertaking to which the Company or any of the Company Subsidiaries is a party that restricts in any material respect the ability of the Company or any of the Company Subsidiaries to compete in any business or with any Person in any geographical area, except if terminable by the Company or any Company Subsidiary on no more than 90 days’ notice without penalty;

(iii)     each loan and credit agreement, debenture, bond, indenture, mortgage, security agreement, or other similar Contract, including each promissory note not issued pursuant to the Company’s existing revolving credit facility, relating to Indebtedness of the Company or any of the Company Subsidiaries with an aggregate outstanding principal and interest amount in excess of $1,000,000 individually, other than any such agreement solely between or among the Company and the wholly owned Company Subsidiaries;

(iv)     each partnership, joint venture or similar agreement, Contract, understanding or undertaking to which the Company or any of the Company Subsidiaries is a party relating to the formation, creation, operation, management or control of any partnership or joint venture or to the ownership of any equity interest in any entity or business enterprise other than the Company Subsidiaries, in each case material to the Company and the Company Subsidiaries, taken as a whole, other than any such agreement solely between or among the Company and the wholly owned Company Subsidiaries;

(v)     each Contract with (x) any member of the Company Board or (y) any Section 16 officer of the Company, in each case other than those Contracts filed as exhibits (including exhibits incorporated by reference) to any Filed Company SEC Documents or Contracts terminable by the Company or any of the Company Subsidiaries on no more than 30 days’ notice without liability or financial obligation to the Company or any of the Company Subsidiaries;

(vi)     each agreement, Contract, understanding or undertaking relating to the disposition or acquisition by the Company or any of the Company Subsidiaries of any business or any amount of assets for consideration in excess of $1,000,000, with obligations remaining to be performed or liabilities continuing after the date of this Agreement;

(vii)     each material hedge, collar, option, forward purchasing, swap, derivative, or similar Contract;

(viii)     each agreement, Contract, understanding or undertaking (A) pursuant to which the Company or any of the Company Subsidiaries is granting or being granted any material Intellectual Property License (other than the Company’s or the Company Subsidiaries’ standard customer Contracts or standard license Contracts for “off the shelf” generally available Software or software-as a service platforms or standard Contracts for information technology services that include non-exclusive Software or Technology licenses); (B) that materially limits or restricts the right of the Company or any of the Company Subsidiaries to enforce, transfer, license, register or practice any right under any of the material Company-Owned Intellectual Property Rights (other than the Company’s or the Company Subsidiaries’ standard customer Contracts); or (C) that contains an agreement for the Company or any of the Company Subsidiaries to indemnify any other Person against any claim of infringement, unauthorized use, misappropriation, dilution or violation of Intellectual Property Rights (except for customer Contracts entered into in the ordinary course of business or standard license Contracts for “off the shelf” generally available Software or software-as-a-service platforms) or standard Contracts for information technology services that include non-exclusive Software or Technology licenses;

(ix)     any agreements, understandings or arrangements granting “most favored nations” or similar terms to another Person and pursuant to such Contract the Company or any Company Subsidiary received during the period ended December 31, 2015 more than $1,000,000; and

(x)     any Company Government Contract with annual aggregate payments to the Company and the Company Subsidiaries under such master agreement for at least $5,000,000.

Each agreement, Contract, understanding or undertaking of the type described in this Section 4.14(a) and each Filed Company Contract is referred to herein as a “Material Contract.” The Company has made available to Parent true, correct and complete copies of all Material Contracts.

(b)     Except for matters which, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, (i) each Material Contract is a valid, binding and legally enforceable obligation of the Company or one of the Company Subsidiaries, as the case may be, except, in each case, as enforcement may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity, (ii) each such Material Contract is in full force and effect, and (iii) none of the Company or any of the Company Subsidiaries is (with or without notice or lapse of time, or both) in breach or default under any such Material Contract and, to the Knowledge of the Company, no other party to any such Material Contract is (with or without notice or lapse of time, or both) in breach or default thereunder.

(c)     Except to the extent permitted by Section 5.01(b)(viii) and for any Filed Company Contracts, neither the Company nor any of the Company Subsidiaries are parties to or bound by any loan agreement, credit agreement, note, debenture, bond, indenture, mortgage, security agreement, pledge, capital or financing method leases or other similar agreement that prevents or restricts the Company, any Company Subsidiary or any direct or indirect Subsidiary thereof from (i) paying dividends or distributions to the Person or Persons who owns such entity, (ii) incurring or guaranteeing Indebtedness or (iii) creating Liens that secure Indebtedness.

(d)     Within the past six years, neither the Company nor any of the Company Subsidiaries has (i) breached or violated in any material respect any Law, certification, representation, clause, provision or requirement pertaining to any Company Government Contract; (ii) been suspended or debarred from bidding on government contracts by a Governmental Entity; (iii) been audited or investigated by any Governmental Entity with respect to any Company Government Contract; (iv) conducted or initiated any internal investigation or made any disclosure, nor has any Governmental Entity made any finding, with respect to any alleged or potential material irregularity, misstatement, omission or overpayment arising under or relating to a Company Government Contract; (v) received from any Governmental Entity or any other Person any written notice of any material breach, cure, set-off, show cause or default with respect to any Company Government Contract; (vi) had any Company Government Contract terminated by any Governmental Entity or any other Person for default or failure to perform; or (vii) violated any laws regarding post-employment conflicts of interest for federal officials. To the Knowledge of the Company, all claims submitted by the Company or any Company Subsidiary within the past six years pursuant to a Company Government Contract were current, accurate and complete in all material respects as of their effective date. To the Knowledge of the Company, each Company Government Contract has been legally awarded, is binding on the parties thereto, and is in full force and effect in accordance with its terms. The Company has complied in all material respects with all Laws, regulations and other governmental policies related to any Company or Company Subsidiary facility security clearance or personnel security clearance.

Section 4.15. Properties. (a) The Company and each Company Subsidiary has good and valid title to, or good and valid leasehold interests in, all their respective tangible properties and tangible assets (the “Company Properties”) except in respects that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect. All of the Company Properties are free and clear of all Liens, except for Liens on material Company Properties that, individually or in the aggregate, do not materially impair and would not reasonably be expected to materially impair, the continued use and operation of such material Company Property to which they relate in the conduct of the Company and the Company Subsidiaries as presently conducted and Liens on other Company Properties that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect. This Section 4.15 does not relate to Intellectual Property Rights matters, which are the subject of Section 4.16.

(b)     Neither the Company nor any of the Company Subsidiaries owns or has ever owned any real property, nor is any of them party to any agreement to purchase or sell any real property. Section 4.15(b) of the Company Disclosure Letter sets forth a list of all real property currently leased, subleased or licensed by or from the Company or any of the Company Subsidiaries or otherwise used or occupied by the Company or any of the Company Subsidiaries that requires annual payments in excess of $500,000 (the “Company Facilities”). The Company has made available to Parent true, correct and complete copies of all leases, lease guaranties, licenses, subleases, agreements for the leasing, use or occupancy of, or otherwise granting a right in or relating to the Company Facilities, including all amendments, terminations and modifications thereof (“Company Leases”). The Company and each of the Company Subsidiaries has complied with the terms of all Company Leases, and all Company Leases are valid and in full force and effect, except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. To the Knowledge of the Company, no other party to any Company Lease is (with or without notice or lapse of time, or both) in breach or default thereunder, in any material respect. The Company and each Company Subsidiary is in exclusive possession of the properties or assets purported to be leased under all the Company Leases.

Section 4.16. Intellectual Property. (a) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, the Company and each of the Company Subsidiaries solely (i) owns all Intellectual Property Rights purported to be owned by it (“Company-Owned Intellectual Property Rights”), free and clear of all Liens (other than Technology and Intellectual Property Rights licenses and/or covenants), and (ii) owns (as Company-Owned Intellectual Property Rights) or, to the Knowledge of the Company, has a valid license under or other right to use, all Intellectual Property Rights and Technology used in the business of the Company and the Company Subsidiaries as currently conducted (collectively, “Company Intellectual Property”). There is no material written Claim (or, to the Knowledge of the Company, any other Claim) currently pending or to the Knowledge of the Company, currently being threatened against the Company or any of the Company Subsidiaries, pursuant to which any third party is challenging the ownership of the Company or any Company Subsidiary in, or the validity or enforceability of, any material Company-Owned Intellectual Property Rights. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, (A) no prior or current employee or officer, or any prior or current consultant or contractor of the Company or any of the Company Subsidiaries has ownership in any Company-Owned Intellectual Property, and (B) since January 1, 2014, no prior or current employee or officer, or any prior or current consultant or contractor of the Company or any Company Subsidiaries, has asserted in writing or, to the Knowledge of the Company, orally to the Company any claim of ownership in any Company-Owned Intellectual Property Rights.

(b)     Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, (i) the conduct of the business of the Company and each of the Company Subsidiaries as previously and as currently conducted has not infringed, misappropriated or otherwise violated, and is not infringing, misappropriating or otherwise violating, any Person’s Intellectual Property Rights; and (ii) there is no written Claim (or, to the Knowledge of the Company, any other Claim) that has been received by the Company asserting such infringement, misappropriation or other violation pending, or to the Knowledge of the Company, being threatened against the Company or any of the Company Subsidiaries (and to the Knowledge of the Company, there is no fact or circumstance that, in the Company’s reasonable business judgment, forms a reasonable basis for any such Claim).

(c)     Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, (i) to the Knowledge of the Company, no Person is infringing, misappropriating or otherwise violating any Intellectual Property Rights owned by the Company or any of the Company Subsidiaries, and (ii) neither the Company nor any of the Company Subsidiaries have asserted any such Claim in writing against any third party alleging any such infringement, misappropriation or other violation of any Intellectual Property Rights owned by the Company or any of the Company Subsidiaries that is currently pending or is currently threatened against any Person by the Company or any of the Company Subsidiaries.

(d)     Neither this Agreement nor the consummation of the Merger and the other transactions contemplated by this Agreement will: (i) result in Parent or any of its Subsidiaries (A) granting to any third party any right to or with respect to any Intellectual Property Rights owned by or licensed to Parent or any of its Subsidiaries, (B) being bound by or subject to, any exclusivity obligations, non-competes or other restrictions on the operation or scope of their respective businesses, or (C) being obligated to pay any royalties or other material amounts to any third party; or (ii) except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, result in Company or any of its Subsidiaries: (A) granting to any third party any right to or with respect to any Company Intellectual Property beyond those granted in the absence of this Agreement or the transactions contemplated hereby, (B) being bound by, or subject to, any exclusivity obligations, non-competes or other restrictions on the operation or scope of their respective businesses beyond those the Company or its Affiliates would be subject to in the absence of this Agreement or the transactions contemplated hereby, or (C) being obligated to pay any material royalties or other material amounts to any third party in excess of those payable in the absence of this Agreement and the transactions contemplated hereby. For the avoidance of doubt, this Section 4.16(d) shall not be deemed breached by the operation of any Contract either (i) to which Parent or any of its Subsidiaries is a party prior to the Closing or (ii) that is entered into after the Closing.

(e)     Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, (i) the Company and the Company Subsidiaries are in compliance with all obligations related to “open source,” “freeware,” or “shareware” (“Open Source”), and (ii) neither the Company nor any Company Subsidiaries have incorporated in any proprietary Technology that is owned by the Company or any Company Subsidiary (“Company-Owned Technology”), or otherwise used or distributed, any Open Source in a manner that (x) requires the contribution, licensing or disclosure to any third party, including the Open Source community, of any source code of any material Software that is Company-Owned Technology, (y) prohibits or limits the receipt of consideration in connection with material business of the Company or the Company Subsidiaries, or (z) prohibits or limits the imposition of contractual restrictions on the rights of licensees or other recipients to decompile, disassemble or otherwise reverse engineer any material Company-Owned Technology. To the Knowledge of the Company, since January 1, 2014, neither the Company nor any of the Company Subsidiaries has received any written request from any Person to license, disclose, or distribute any Company Source Code or other material Company-Owned Technology pursuant to a license governing Open Source.

(f)     The Company and the Company Subsidiaries are compliant, and at all times since January 1, 2014 have complied, with all applicable Laws, privacy policies, and contractual obligations of the Company and the Company Subsidiaries, in each case, to the extent relating to (i) the privacy of users of the Company’s and the Company Subsidiaries’ services, products, or websites, or (ii) the collection, storage, use, disclosure, transfer, security and other processing of any Personal Data by or for the Company or any Company Subsidiary; except, with respect to each of the foregoing, for such noncompliance that, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. There is not and has not been any complaint to, or any audit, proceeding, investigation (formal or informal) or claim against, the Company or any Company Subsidiary by any private party, data protection authority, or any other Governmental Entity, with respect to the collection, storage, use, disclosure, transfer, security and other processing of any Personal Data, except for any complaints, audits, proceedings, investigations, or claims that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect. With respect to the services and products of the Company and the Company Subsidiaries, and all Personal Data collected, stored, used, maintained, or otherwise processed by or for the Company or any Company Subsidiary, the Company and the Company Subsidiaries have, at all times since January 1, 2014, taken reasonable measures to protect such services and products and such Personal Data against unauthorized access, use, modification, acquisition, and disclosure; except, in each case, where the failure to take such reasonable measures, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. No unauthorized access to or use, acquisition, modification or disclosure of any Personal Data collected, stored, used, maintained, or otherwise processed by or for the Company or any Company Subsidiary has occurred since January 1, 2014; except, in each case, for any such unauthorized access, use, acquisition, modification, or disclosure that, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(g)     The Company and the Company Subsidiaries take reasonable steps to protect, preserve and maintain the secrecy and confidentiality of all non-public Company-Owned Technology that is material to the business or operation of the Company or any Company Subsidiary and the value of which to the Company or the Company Subsidiaries is contingent upon maintaining the confidentiality thereof; but, in each case, only to the extent the Company and the Company Subsidiaries intends to protect, preserve and maintain the secrecy or confidentiality thereof. Except as would not reasonably be expected to have a Company Material Adverse Effect, no Company Source Code, and no other Company Owned Technology that the Company or any Company Subsidiary intends to protect, preserve and maintain secret or confidential, has been disclosed other than to employees, representatives and agents of the Company and the Company Subsidiaries or other Person who are bound by written confidentiality agreements or other obligations of confidentiality that reasonably protect the interests of the Company and Company Subsidiaries in and to such Company Owned Technology and its associated Intellectual Property Rights.

(h)     Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, no university, college or other educational institution or research center has any material right, interest, license or claim with respect to any Company Intellectual Property other than pursuant to a non-exclusive license granted to commercial customers in the ordinary course of business consistent with past practices by the Company or any of the Company Subsidiaries pursuant to the terms of a customer Contract.

Section 4.17. Labor Matters. Neither the Company nor any of the Company Subsidiaries is a party to or bound by any collective bargaining agreement, labor union contract, trade union agreement or foreign works council contract (“Collective Bargaining Agreement”) and no Collective Bargaining Agreement is applicable to any employees of the Company or any of the Company Subsidiaries. To the Knowledge of the Company, as of the date of this Agreement, no labor organization or group of employees of the Company or any Company Subsidiary has made a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or threatened to be brought or filed, with the National Labor Relations Board or any other labor relations tribunal or authority. To the Knowledge of the Company, there are no organizing activities, strikes, work stoppages, slowdowns, lockouts, material arbitrations or material grievances, or other material labor disputes pending or threatened against or involving the Company or any Company Subsidiary. Neither the Company nor any Company Subsidiary as of the date of this Agreement, has entered into any agreement, arrangement or understanding, whether written or oral, with any union, trade union, works council or other employee representative body or any material number or category of its employees which would prevent, restrict or materially impede (a) the consummation of the Merger or other transactions contemplated by this Agreement, (b) the implementation of any layoff, redundancy, severance or similar program within its or their respective workforces (or any part of them), or (c) the Company or any Company Subsidiary’s ability to, modify, change or terminate any Company Benefit Plan in accordance with its terms.

Section 4.18. Brokers’ Fees and Expenses. No broker, investment banker, financial advisor or other Person, other than Centerview Partners LLC and Allen & Co LLC (the “Company Financial Advisor”), the fees and expenses of which will be paid by the Company, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger or any of the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company.

Section 4.19. Opinion of Financial Advisor. The Company Board has received the written opinion of the Centerview Partners LLC that, as of the date of such opinion and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken in preparing such opinion as set forth therein, the Merger Consideration to be paid to the holders of shares of Company Common Stock (other than shares to be cancelled in accordance with Section 2.01(b), Dissenting Shares and shares of Company Common Stock held by any Affiliate of the Company or Parent) pursuant to this Agreement is fair, from a financial point of view, to such holders. A true, correct and complete copy of such opinion will be delivered to Parent promptly following the date of this Agreement on a non-reliance basis for informational purposes only; provided that the foregoing shall not be construed to prohibit the inclusion of such opinion in any filing with the SEC as required by applicable Law.

Section 4.20. Insurance. Each of the Company and the Company Subsidiaries maintains reasonable insurance policies with reputable insurance carriers against all risks of a character and in such amounts as the Company reasonably believes to be customary for the industries in which it and the Company Subsidiaries operate. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each insurance policy of the Company or any Company Subsidiary is in full force and effect and was in full force and effect during the periods of time such insurance policy is purported to be in effect to the extent any claim is outstanding or would otherwise be made with respect to such period of time, and neither the Company nor any of the Company Subsidiaries is (with or without notice or lapse of time, or both) in breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice) under any such policy. There is no claim by the Company or any of the Company Subsidiaries pending under any such policies that (a) has been denied or disputed by the insurer other than denials and disputes in the ordinary course of business consistent with past practice or (b) if not paid would reasonably be expected to constitute a Company Material Adverse Effect.

Section 4.21. Affiliate Transactions. Except for (i) employment-related Contracts filed or incorporated by reference as an exhibit to the Filed Company SEC Documents, (ii) Company Benefits Plans or (iii) Contracts or arrangements entered into in the ordinary course of business with customers, suppliers or service providers, Section 4.21 of the Company Disclosure Letter sets forth a correct and complete list of the Contracts or arrangements that are in existence as of the date of this Agreement between the Company or any of the Company Subsidiaries, on the one hand, and, on the other hand, any (x) present executive officer or director of either the Company or any of the Company Subsidiaries or any person that has served as such an executive officer or director within the last five years or any of such officer’s or director’s immediate family members, (y) record or beneficial owner of more than 5% of the shares of Company Common Stock as of the date hereof or (z) to the Knowledge of the Company, any affiliate of any such officer, director or owner (other than the Company or any of the Company Subsidiaries).

Section 4.22. Anti-Corruption and Anti-Bribery Laws. During the five (5) years prior to the date hereof, and except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect: (a) the Company and the Company Subsidiaries, directors, officers, employees, and to the Knowledge of the Company, Representatives acting on behalf of the Company or the Company Subsidiaries have complied with the Anti-Corruption and Anti-Bribery Laws; (b) the Company and the Company Subsidiaries have developed and implemented an Anti-Corruption and Anti-Bribery Laws compliance program reasonably designed to promote compliance with those laws; (c) neither the Company nor any of the Company Subsidiaries, directors, officers, or employees, or to the Knowledge of the Company, agents or other representatives acting on its behalf have, directly or indirectly, made any unlawful payment or given, offered, promised, or authorized or agreed to give, any money or thing of value to any Government Official or other Person in violation of any Anti-Corruption and Anti-Bribery Laws including bribes, influence or extortion payments, kickbacks, or similarly unlawful payments; and (d) neither the Company and the Company Subsidiaries, nor any of their officers, directors, or employees have received any written, or to the Knowledge of the Company, oral allegation, whistleblower complaint, or conducted any investigation regarding potential violations of the Anti-Corruption and Anti-Bribery Laws, nor have the aforementioned parties any Knowledge of actions, conditions or circumstances pertaining to the Company’s activities that would reasonably be expected to give rise to any present or future claims, charges, investigations, violations, settlements, civil or criminal actions, lawsuits, or other court actions under any Anti-Corruption and Anti-Bribery Laws.

Section 4.23. Export Controls. The Company and the Company Subsidiaries are, and have been at all times during the five years preceding the date hereof, in material compliance with all applicable import, export, and reexport control laws and regulations, including the Export Administration Regulations maintained by the U.S. Department of Commerce, trade and economic sanctions maintained by the Treasury Department’s Office of Foreign Assets Control, the International Traffic in Arms Regulations maintained by the Department of State, and all other applicable import/export controls in other countries in which the Company or any of the Company Subsidiaries conducts business. Without limiting the foregoing, there are no pending or, to the Knowledge of the Company, threatened claims against the Company or any of the Company Subsidiaries with respect to releases of technologies and software to foreign nationals located in the United States and abroad or export or re-export transactions.

Section 4.24. No Other Representations or Warranties. Except for the representations and warranties expressly made by Parent and Merger Sub in Article III, the Company acknowledges that none of Parent, Merger Sub or any other Person on behalf of Parent or Merger Sub makes any other express or implied representation or warranty with respect to Parent or its Subsidiaries or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects. Without limiting the foregoing, the Company has received and may continue to receive from Parent and Merger Sub certain estimates, projections, forecasts and other forward-looking information, as well as certain business plans and cost-related plan information, regarding Parent, its Subsidiaries and their respective businesses and operations, that were provided to the Company in good faith, and the Company is making its own evaluation of the adequacy and accuracy of all such estimates, projections, forecasts and other forward-looking information, as well as such business plans and cost-related plan information, and the Company has not relied upon or will have any claim against Parent or any of its Subsidiaries, or any of their respective shareholders, directors, officers, employees, Affiliates, advisors, agents or representatives, or any other Person, with respect thereto.

Article V

Covenants Relating to Conduct of Business

Section 5.01. Conduct of Business. (a) Conduct of Business by Parent. Except for matters set forth in the Parent Disclosure Letter, as required by applicable Law or otherwise expressly permitted or expressly contemplated by this Agreement or with the prior written consent of the Company (which shall not be unreasonably withheld, conditioned or delayed), from the date of this Agreement to the Effective Time, (x) Parent shall, and shall cause each of the Parent Subsidiaries to, use reasonable best efforts to conduct its business in all material respects in the ordinary course and to preserve intact its business organization and business relationships and keep available the services of its current officers and employees and (y) Parent shall not, and shall not permit any Parent Subsidiary to, do any of the following:

(i)     (A) declare, authorize, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property or any combination thereof) in respect of, any of its capital stock, other equity interests or voting securities, other than (x) regular quarterly cash dividends payable by Parent in respect of shares of Parent Common Stock and (y) dividends and distributions by a direct or indirect wholly owned Parent Subsidiary to its parent or (B) adjust, split, combine, subdivide or reclassify any shares of its capital stock;

(ii)     sell, dispose of, transfer, lease or license any of its properties or assets in an amount that exceeds $10,000,000, except (A) in the ordinary course of business, (B) dispositions of inventory or other assets that are no longer used or useful in the conduct of the business of Parent or any of its Subsidiaries, or (C) transfers among Parent and the Parent Subsidiaries;

(iii)     acquire or agree to acquire any rights, assets, business, Person or division thereof (through acquisition, license, joint venture, collaboration or otherwise), if such acquisition, would reasonably be expected to materially increase the risk of not obtaining any applicable clearance, consent, approval or waiver under Antitrust Laws with respect to the transactions contemplated by this Agreement;

(iv)     (A) amend the Parent Certificate or the Parent By-laws or (B) amend in any material respect the charter or organizational documents of any Parent Subsidiary, except, in the case of each of the foregoing clauses (A) and (B), (i) as may be required by Law or the rules and regulations of the SEC or the NYSE or (ii) as would not affect the holders of Company Common Stock whose shares are converted into Parent Common Stock at the Effective Time in a manner different than holders of Parent Common Stock prior to the Effective Time;

(v)     take any actions or omit to take any actions that would or would be reasonably likely to prevent or materially delay the ability of Parent, the Company or Merger Sub to consummate the Merger and other transactions contemplated by this Agreement in accordance with the terms of this Agreement;

(vi)     adopt a plan or agreement of complete or partial liquidation or dissolution; or

(vii)     authorize any of, or commit, resolve or agree to take any of the foregoing actions.

(b)     Conduct of Business by the Company. Except for matters set forth in the Company Disclosure Letter or otherwise expressly permitted or expressly contemplated by this Agreement or required by applicable Law or with the prior written consent of Parent, from the date of this Agreement to the Effective Time, the Company shall, and shall cause each Company Subsidiary to, (x) conduct its business in the ordinary course consistent with past practice in all material respects and (y) use reasonable best efforts to preserve intact its business organization and business relationships and keep available the services of its current officers and employees. In addition, and without limiting the generality of the foregoing, except for matters set forth in the Company Disclosure Letter, as required by applicable Law or otherwise expressly permitted or expressly contemplated by this Agreement or with the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed), from the date of this Agreement to the Effective Time, the Company shall not, and shall not permit any Company Subsidiary to, do any of the following:

(i)     (A) declare, authorize, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property or any combination thereof) in respect of, any of its capital stock, other equity interests or voting securities, other than dividends and distributions by a direct or indirect wholly owned Company Subsidiary to its parent, (B) split, combine, subdivide or reclassify any of its capital stock, other equity interests or voting securities or securities convertible into or exchangeable or exercisable for capital stock or other equity interests or voting securities or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for its capital stock, other equity interests or voting securities, other than as permitted by Section 5.01(b)(ii), or (C) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any capital stock or voting securities of, or equity interests in, the Company or any Company Subsidiary or any securities of the Company or any Company Subsidiary convertible into or exchangeable or exercisable for capital stock or voting securities of, or equity interests in, the Company or any Company Subsidiary, or any warrants, calls, options or other rights to acquire any such capital stock, securities or interests, other than (i) acquisitions, or deemed acquisitions, of Company Common Stock or other equity securities of the Company in connection with (1) required tax withholding in connection with the vesting or settlement of Company RSUs or Company PSUs and the vesting or delivery of other awards pursuant to the Company Stock Plans and (2) forfeitures of Company RSUs and Company PSUs, pursuant to their terms as in effect on the date of this Agreement, (ii) dividends paid by any Subsidiary of the Company to the Company or any wholly owned Subsidiary of the Company provided that any Taxes incurred by the Company or any of its Subsidiaries do not exceed $1,000,000 in the aggregate with respect to all such distributions, and (iii) the quarterly cash dividends with respect to the Company Common Stock, not to exceed the current dividend rate, with each record date and payment date consistent with the Company’s current dividend practice; provided, however that the record date for each such dividend must precede the Closing Date;

(ii)     excluding transactions among solely the Company and its wholly owned Subsidiaries, issue, deliver, sell, grant, pledge or otherwise encumber or subject to any Lien (A) any shares of capital stock of the Company or any Company Subsidiary or equity-based awards (whether payable in cash, stock or otherwise) (other than the issuance of Company Common Stock (1) upon the settlement of Company RSUs or Company PSUs and the vesting, settlement or delivery of other awards pursuant to the Company Stock Plans, in each case outstanding at the close of business on the date of this Agreement and in accordance with their terms in effect at such time or thereafter granted or modified as permitted by the provisions of Section 5.01(b)(ii) of the Company Disclosure Letter, (2) pursuant to the Company ESPP, in accordance with its terms in effect on the date of this Agreement) and (3) the issuance of Company RSUs and Company PSUs (or shares of capital stock with respect thereto) as set forth in Item C of Section 5.01(b)(ii) of the Company Disclosure Letter, representing the right to acquire, in the aggregate, up to 425,000 shares of Company Common Stock, provided no individual award may exceed 15,000 shares of Company Common Stock and that such Company RSUs and Company PSUs, except for such Company RSUs granted to members of the Company Board or as set forth in Section 5.01(b)(ii) of the Company Disclosure Letter, will not provide for the acceleration of vesting upon or in connection with the Merger (but will continue to be subject to double trigger accelerated vesting in the event of a without cause termination of employment within twelve (12) months of the Closing Date, with the Merger constituting a “change of control” for such purpose), (B) any other equity interests or voting securities of the Company or any Company Subsidiary, (C) any securities convertible into or exchangeable or exercisable for capital stock or voting securities of, or other equity interests in, the Company or any Company Subsidiary, (D) any warrants, calls, options or other rights to acquire any capital stock or voting securities of, or other equity interests in, the Company or any Company Subsidiary, other than grants of awards, or modifications to existing awards consistent with Section 5.01(b)(ii) of the Company Disclosure Letter, (E) any rights issued by the Company or any Company Subsidiary that are linked in any way to the price of any class of Company Capital Stock or any shares of capital stock of any Company Subsidiary, the value of the Company, any Company Subsidiary or any part of the Company or any Company Subsidiary or any dividends or other distributions declared or paid on any shares of capital stock of the Company or any Company Subsidiary or (F) any Company Voting Debt;

(iii)     (A) amend the Company Charter or the Company By-laws or (B) amend in any material respect the charter or organizational documents of any Company Subsidiary, except as may be required by the rules and regulations of the SEC or the NYSE;

(iv)     (A) grant to any current or former director, officer or employee of the Company or any Company Subsidiary any increase in compensation, bonus or fringe or other benefits or grant any type of compensation or benefit to any such Person not previously receiving or entitled to receive such compensation, except (w) in the ordinary course of business consistent with past practice, (x) consistent with Section 5.01(b)(iv) of the Company Disclosure Letter, (y) for merit based base salary increases made as part of the Company’s annual review process in 2017 consistent with past practices as set forth in Item A of Section 5.01(b)(iv) of the Company Disclosure Letter or (z) to the extent required under any Company Benefit Plan as in effect as of the date of this Agreement, (B) engage in promotions of employees, fill open employee positions or modify employee job descriptions, except in the ordinary course of business consistent with past practice, (C) grant to any Person any severance, retention, change in control or termination compensation or benefits or any increase therein, except with respect to new hires or to employees in the context of promotions based on job performance or workplace requirements, in each case in the ordinary course of business consistent with past practice, or except to the extent required under any Company Benefit Plan as in effect as of the date of this Agreement, (D) terminate the employment of any Covered Employee other than for cause, or create a condition that would permit a Covered Employee to resign with “good reason,” or (E) enter into or adopt any material Company Benefit Plan or amend in any material respect any material Company Benefit Plan or any award issued thereunder (other than routine changes to welfare plans that would not result in more than a de minimis increase to the Company’s costs under such Company Benefit Plans) (which (i) if the Closing occurs prior to June 1, 2017, includes increases to Company medical, dental, and vision plans of no more than one percent (1%) in the aggregate, and (ii) if the Closing occurs after June 1, 2017, includes increases to Company medical, dental, and vision plans of no more than ten percent (10%) in the aggregate), except for any amendments in the ordinary course of business consistent with past practice, consistent with Section 5.01(b)(iv) of the Company Disclosure Letter or in order to comply with applicable Law (including Section 409A of the Code);

(v)     make any material change in financial accounting methods, principles or practices, except insofar as may have been required by a change in GAAP (or interpretations thereof by the Financial Accounting Standards Board or any similar organization generally considered authoritative with respect to the interpretation of GAAP, or a change in applicable Law, in each case after the date of this Agreement;

(vi)     directly or indirectly acquire or agree to acquire in any transaction any equity interest in or business of any firm, corporation, partnership, company, limited liability company, trust, joint venture, association or other entity or division thereof or any properties or assets (other than purchases of supplies and inventory in the ordinary course of business consistent with past practice);

(vii)     sell, lease (as lessor), license, mortgage, sell and leaseback or otherwise encumber or subject to any Lien, or otherwise dispose of any tangible properties or assets (other than sales of products or services in the ordinary course of business consistent with past practice) or any interests therein that, individually or in the aggregate, have a fair market value in excess of $5,000,000, except in relation to mortgages, liens and pledges to secure Indebtedness for borrowed money permitted to be incurred under Section 5.01(b)(viii);

(viii)     incur any Indebtedness, except for (A) Indebtedness incurred in the ordinary course of business consistent with past practice not to exceed $1,000,000 in the aggregate, or (B) Indebtedness in replacement of existing Indebtedness, provided that (1) the execution, delivery, and performance of this Agreement and the consummation of the Merger and other transactions contemplated hereby shall not conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or any loss of a material benefit under, or result in the creation of any Lien, under such replacement Indebtedness and (2) such replacement Indebtedness shall otherwise be on substantially similar terms or terms that are more favorable to the Company, shall not provide for call protection or prepayment penalties that would increase the costs of refinancing or repayment as compared to the existing Indebtedness being replaced, shall contain covenants that are no more restrictive to the Company, and shall be for the same or lesser principal amount, as the Indebtedness being replaced; or (C) guarantees by the Company of Indebtedness of any wholly owned Company Subsidiary; or (D) additional borrowings under the Company’s existing revolving credit facility (in accordance with the terms of such facility existing on the date hereof) for working capital purposes in the ordinary course of business consistent with past practices in an amount not to exceed $10,000,000 in the aggregate;

(ix)     make any capital expenditures in excess of $12,000,000 in the aggregate for the period January 1, 2017 through March 31, 2017, or in excess of $18,500,000 in the aggregate for the period January 1, 2017 through June 30, 2017;

(x)     enter into or amend any material Contract to the extent consummation of the Merger or compliance by the Company or any Company Subsidiary with the provisions of this Agreement would reasonably be expected to conflict with, or result in a violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation under, or result in any material alteration of, any provision of such Contract or amendment;

(xi)     enter into any collective bargaining agreement or other labor union Contract applicable to the employees of the Company or any of the Company Subsidiaries;

(xii)     waive, release, assign, settle or compromise any claim, action or proceeding, other than waivers, releases, assignments, settlements or compromises that do not create obligations of the Company or any of the Company Subsidiaries other than the payment of monetary damages (a) equal to or lesser than the amounts reserved with respect thereto on the Filed Company SEC Documents or (b) do not exceed $1,000,000 in the aggregate;

(xiii)     sell, lease (as lessor), abandon, encumber, convey title (in whole or in part), mortgage, license or grant any right to, subject to any Lien or otherwise dispose of any material Company Intellectual Property, or enter into licenses or agreements that impose material restrictions upon the Company or any of the Company Subsidiaries with respect to Company Intellectual Property, in each case other than in the ordinary course of business consistent with past practice;

(xiv)     enter into, amend or modify any Material Contract of a type described in Section 4.14(a)(iv), (vi), (vii) or (ix) or any Contract that would be such a Material Contract if it had been entered into prior to the date of this Agreement or amend or modify any material Contract of a type described in Section 4.14(a)(i);

(xv)     (i) make or change any material election with respect to Taxes, (ii) adopt or change any material method of Tax accounting, (iii) amend any material Tax Return, (iv) extend or waive the limitation period for any material claim or assessment in respect of Taxes or (v) enter into any closing agreement, settle or compromise any claim, action or proceeding relating to any material Tax liability or material Tax refund (unless such closing agreement, settlement, or compromise either (x) is equal to or lesser than the reserves established on the financial statements included in the Filed Company SEC Documents in respect of the claim or assessment that is the subject of such closing agreement, settlement or compromise or

(y) does not exceed $1,000,000 in the aggregate for all such closing agreements, settlements and compromises);

(xvi)     enter into any new line of business outside of its existing business;

(xvii)     take any actions or omit to take any actions that would or would be reasonably likely to prevent or materially delay the ability of Parent, the Company or Merger Sub to consummate the Merger and other transactions contemplated by this Agreement in accordance with the terms of this Agreement;

(xviii)     fail to pay any maintenance and similar fees or fail to take any other appropriate maintenance or prosecution actions as necessary to prevent the abandonment, loss or impairment of any registrations or applications to register any Company-Owned Intellectual Property Rights that are material to the conduct of the Company’s business, except for maintenance or prosecution decisions made in the ordinary course of business consistent with past practice;

(xix)     enter into any agreement to purchase or sell any interest in real property, enter into any lease, sublease, license or other occupancy agreement with respect to any real property;

(xx)     enter into any Contract related to any construction, tenant improvements or other facilities-related project, or make any modifications or change orders to or provide any approvals of any such Contracts, in excess of $1,000,000 in the aggregate;

(xxi)     adopt a plan or agreement of complete or partial liquidation or dissolution;

(xxii)     enter into any statements of work or similar Contracts related to the Company’s business transformation initiative known as Project Atlas; or

(xxiii)     authorize any of, or commit, resolve or agree to take any of, or participate in any negotiations or discussions with any other Person regarding any of, the foregoing actions.

(c)     Advice of Changes. Parent and the Company shall promptly advise the other in writing of any change or event that, individually or in the aggregate with all past changes and events, has had or would reasonably be expected to have a Material Adverse Effect with respect to such Person, to cause any of the conditions set forth in Article VII not to be satisfied, or to materially delay or impede the ability of such party to consummate the Closing.

Section 5.02. Transaction Solicitation Period.

(a)     Notwithstanding anything to the contrary contained in this Agreement, during the period beginning on the date of this Agreement and continuing until 11:59 p.m. New York City time on February 9, 2017 (the “Transaction Solicitation Period”), the Company may, directly or indirectly, including with the assistance of investment bankers, attorneys, accountants and other Representatives of the Company, (i) actively seek and take any action to initiate, solicit, encourage or otherwise facilitate (whether publicly or otherwise) any Takeover Proposal, and (ii) enter into, participate in, maintain or continue any discussions or negotiations relating to, or that may be expected to lead to, a Takeover Proposal, and in connection with such efforts, the Company may authorize its or any of its Subsidiaries’ officers, directors, employees, agents or other Representatives (including any investment banker, attorney or accountant retained by the Company or by any of the Subsidiaries of the Company), directly or indirectly, to initiate, solicit, encourage or otherwise facilitate (whether publicly or privately) efforts by any Person or group (each a “Prospective Acquirer”) to decide whether to make a Takeover Proposal.

(b)     During the Transaction Solicitation Period, the Company may provide non-public information about the Company and its Subsidiaries to Prospective Acquirers, but the Company will not provide, or authorize anyone to provide, non-public information about the Company or any of its Subsidiaries to a Prospective Acquirer unless the Prospective Acquirer enters into a confidentiality agreement with the Company not less restrictive of the Prospective Acquirer than the Confidentiality Agreement, except that the confidentiality agreement between the Company and such Prospective Acquirer need not prohibit the making of a non-public Takeover Proposal to the Company Board. If the Company provides to any Prospective Acquirer non-public information about the Company or any of its Subsidiaries that the Company has not provided to Parent, the Company will promptly provide that non-public information to Parent, except to the extent providing Parent with such information is prohibited by applicable Law.

(c)     If at any time during the Transaction Solicitation Period the Company Board is presented with or receives a bona fide, written or oral Takeover Proposal from a Prospective Acquirer, then the Company shall promptly, and in any event within 48 hours of the receipt thereof, advise Parent in writing of such Takeover Proposal, the material terms and conditions of such Takeover Proposal (including any material amendments thereto) and the identity of the Person making such Takeover Proposal. The Company agrees that it shall not, and shall cause its Subsidiaries not to, enter into any confidentiality or other agreement subsequent to the date hereof that prohibits the Company from complying with this Section 5.02(c).

Section 5.03. No Solicitation by the Company; Company Board Recommendation.

(a)     After the end of the Transaction Solicitation Period, except, in each case, with respect to an Excluded Party, the Company shall not, nor shall it authorize or instruct any of its Subsidiaries or any of its and their respective directors, officers or employees or any of their respective investment bankers, accountants, attorneys or other advisors, agents or representatives (collectively, “Representatives”) to, (i) directly or indirectly solicit or initiate, or knowingly encourage, induce or facilitate any Takeover Proposal or any inquiry or proposal that may reasonably be expected to lead to a Takeover Proposal or (ii) directly or indirectly participate in any discussions or negotiations with any Person regarding, or knowingly furnish to any Person any non-public or confidential information with respect to any Takeover Proposal or any inquiry or proposal that may reasonably be expected to lead to a Takeover Proposal. The Company shall, and shall cause its Subsidiaries and its and their respective Representatives to, except, in each case, with respect to an Excluded Party, immediately cease and cause to be terminated all existing discussions or negotiations with any Person conducted heretofore with respect to any Takeover Proposal, or any inquiry or proposal that may reasonably be expected to lead to a

Takeover Proposal, request the prompt return or destruction of all confidential information previously furnished and immediately terminate all physical and electronic data room access previously granted to any such Person or its Representatives. Notwithstanding the foregoing, at any time prior to obtaining the Company Stockholder Approval, in response to a bona fide written Takeover Proposal that the Company Board determines in good faith (after consultation with the Company’s outside counsel and financial advisor) constitutes or is reasonably likely to lead to a Superior Proposal, and which Takeover Proposal was not solicited after the end of the Transaction Solicitation Period and was made after the date of this Agreement and prior to the Company Stockholders Meeting and did not otherwise result from a breach of this Section 5.03(a), the Company may, subject to compliance with Section 5.03(c), (x) furnish information with respect to the Company and the Company Subsidiaries to the Person making such Takeover Proposal (and its Representatives and any financing sources) (provided that all such information has previously been provided to Parent or is provided to Parent prior to or substantially concurrent with the time it is provided to such Person, except to the extent providing Parent with such information is prohibited by applicable Law) pursuant to a customary confidentiality agreement with the Person making such Takeover Proposal (or with one or more of its financing sources) not less restrictive of such Person than the Confidentiality Agreement (except that the confidentiality agreement between the Company and such Prospective Acquirer need not prohibit the making of a non-public Takeover Proposal to the Company Board), and (y) participate in discussions regarding the terms of such Takeover Proposal and the negotiation of such terms with, and only with, the Person making such Takeover Proposal (and such Person’s Representatives and any financing sources). For the avoidance of doubt, notwithstanding the end of the Transaction Solicitation Period, the Company and the Company Subsidiaries and their respective Representatives may continue to engage in the activities described in this Section 5.03(a) with respect to any Excluded Party, including with respect to any amended proposal submitted by any Excluded Party, so long as such Person continues to be an Excluded Party. Without limiting the foregoing, it is agreed that any violation of the restrictions set forth in this Section 5.03(a) by any Company Subsidiary or any Representative of the Company or any of its Subsidiaries shall constitute a breach of this Section 5.03(a) by the Company.

(b)     Except as set forth below, neither the Company Board nor any committee thereof shall (i) (A) withdraw (or modify in any manner adverse to Parent), or propose publicly to withdraw (or modify in any manner adverse to Parent), the approval, recommendation or declaration of advisability by the Company Board or any committee thereof with respect to this Agreement or (B) approve, recommend or declare advisable, or propose publicly to approve, recommend or declare advisable, any Takeover Proposal (any action in this clause (i) being referred to as an “Adverse Recommendation Change”) or (ii) approve, recommend or declare advisable, or propose publicly to approve, recommend or declare advisable, or allow the Company or any of its Subsidiaries to execute or enter into, any Alternative Acquisition Agreement. Notwithstanding the foregoing, at any time prior to obtaining the Company Stockholder Approval:

(i)     other than in connection with a bona fide Takeover Proposal that constitutes a Superior Proposal, the Company Board may effect an Adverse Recommendation Change in response to an Intervening Event if the Company Board determines in good faith

(after consultation with the Company’s outside counsel and financial advisor) that the failure to do so would be inconsistent with its fiduciary duties under applicable Law if and only if:

(A)     the Company has provided prior written notice to Parent at least three Business Days in advance to the effect that the Company Board has (i) so determined; and (ii) resolved to effect an Adverse Recommendation Change pursuant to this Section 5.03(b), which notice will describe the Intervening Event in reasonable detail; and

(B)     prior to effecting such Adverse Recommendation Change, the Company and its Representatives, during such three Business Day period, have negotiated with Parent and its Representatives in good faith (to the extent that Parent has requested to so negotiate) to make such adjustments to the terms and conditions of this Agreement so that the Company Board no longer determines in good faith that the failure to make an Adverse Recommendation Change in response to such Intervening Event would be inconsistent with its fiduciary duties pursuant to applicable Law; or

(ii)     if the Company has received a bona fide written Takeover Proposal that the Company Board has concluded in good faith (after consultation with the Company’s outside counsel and financial advisor) is a Superior Proposal, then the Company Board may (A) effect an Adverse Recommendation Change with respect to such Superior Proposal or (B) authorize the Company to terminate this Agreement pursuant to Section 8.01(f) to enter into an Alternative Acquisition Agreement with respect to such Superior Proposal, in each case if and only if:

(A)     the Company Board determines in good faith (after consultation with the Company’s outside counsel and financial advisor) that the failure to do so would be inconsistent with its fiduciary duties pursuant to applicable Law;

(B)     the Company has complied with its obligations in all material respects pursuant to this Section 5.03 with respect to such Takeover Proposal; and

(C)     (i) the Company has provided prior written notice to Parent at least three (3) Business Days in advance (the “Notice Period”) to the effect that the Company Board has (A) received a bona fide written Takeover Proposal that has not been withdrawn; (B) concluded in good faith that such Takeover Proposal constitutes a Superior Proposal; and (C) resolved to effect an Adverse Recommendation Change or to terminate this Agreement pursuant to this Section 5.03, which notice will describe the basis for such Adverse Recommendation Change or termination, including the identity of the Person or “group” of Persons making such Takeover Proposal, the material terms of such Takeover Proposal and copies of all relevant documents relating to such Takeover Proposal; and (ii) prior to effecting such Adverse Recommendation Change or termination, the Company and its Representatives, during the Notice Period, have negotiated with Parent and its Representatives in good faith (to the extent that Parent has requested to so negotiate) to make such adjustments to the terms and conditions of this Agreement so that such Takeover Proposal would cease to constitute a Superior Proposal; it being understood that (a) in the event of any material revisions to such Takeover Proposal, the Company will be required to deliver a new written notice to Parent and to comply with the requirements of this Section 5.03 with respect to such new written notice, except that with respect to a Takeover Proposal made by an Excluded Party, references to three (3) Business Days in this Section 5.03(b) shall be deemed to be two (2) Business Days from and after the second time such a notice is given and (b) the Company Board, at the end of the Notice Period (after consultation with the Company’s outside counsel and financial advisor), must have in good faith reaffirmed its determination that such bona fide written Takeover Proposal is a Superior Proposal.

(c)     In addition to the obligations of the Company set forth in paragraphs (a) and (b) of this Section 5.03, following the end of the Transaction Solicitation Period the Company shall promptly, and in any event within 48 hours of the receipt thereof, advise Parent in writing of any Takeover Proposal, the material terms and conditions of any such Takeover Proposal (including any changes thereto) and the identity of the person making any such Takeover Proposal. The Company shall (x) keep Parent informed in all material respects and on a reasonably current basis of the status and details (including any change to the terms thereof) of any Takeover Proposal, and (y) provide to Parent as soon as practicable after receipt or delivery thereof copies of all correspondence and other written material exchanged between the Company or any of the Company Subsidiaries and any Person that describes any of the terms or conditions of any Takeover Proposal.

(d)     Nothing contained in this Section 5.03 shall prohibit the Company from (w) taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or making a statement contemplated by Item 1012(a) of Regulation M-A or Rule 14d-9 under the Exchange Act, (x) making any disclosure to the stockholders of the Company if, in the good faith judgment of the Company Board (after consultation with outside counsel) failure to so disclose would be inconsistent with its obligations under applicable Law,(y) in response to an inquiry, responding to inform any Person solely of the existence of the provisions contained in this Section 5.03 or (z) making any “stop, look and listen” statement pursuant to Rule 14d-9(f) under the Exchange Act. The making of a disclosure permitted under this Section 5.03(d) shall not be, in itself, a breach of this Section 5.03; provided, however, that any such disclosure that addresses or relates to the approval, recommendation or declaration of advisability by the Company Board with respect to this Agreement or a Takeover Proposal shall be deemed to be an Adverse Recommendation Change unless the Company Board in connection with such communication publicly states that its recommendation with respect to this Agreement has not changed; provided, further, that in no event shall the Company or the Company Board or any committee thereof take, or agree or resolve to take, any action, or make any statement, that would violate this Section 5.03.

(e)     For purposes of this Agreement:

“Alternative Acquisition Agreement” means any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, joint venture agreement, alliance agreement, partnership agreement or other similar agreement or arrangement constituting or related to any Takeover Proposal.

“Excluded Party” means any Person or group from whom the Company has received, after the execution of this Agreement and prior to the end of the Transaction Solicitation Period, a written Takeover Proposal that the Company Board determines in good faith (after consultation with the Company’s outside counsel and financial advisor), not later than the last day of the Transaction Solicitation Period, constitutes or is reasonably likely to lead to a Superior Proposal; provided that such Person or group shall cease to be an Excluded Party at 11:59 p.m. Eastern time on the thirty-fifth (35th) calendar day following the end of the Transaction Solicitation Period; provided that if the process contemplated by Section 5.03(b)(ii)(C) has commenced on or prior to such thirty-fifth (35th) calendar day, such Person shall continue to be an Excluded Party until the fifth (5th) calendar day following the day, if applicable, on which Parent has most recently delivered a revised proposal or offer with respect to which such Excluded Party has not, within such 5-day period, delivered a new or amended written Takeover Proposal that the Company Board determines in good faith (after consultation with the Company’s outside counsel and financial advisor) constitutes a Superior Proposal (it being agreed that for purposes of this clause (ii), the reference to “Merger” in the definition of Superior Proposal shall be deemed to be a reference to the Merger as modified by such revised proposal or offer from Parent, and it further being agreed that any amended or modified Takeover Proposal submitted by such Excluded Party shall not be deemed to constitute, in and of itself, an expiration, termination or withdrawal of such previously submitted Takeover Proposal).

“Intervening Event” means any positive change, effect, development, circumstance, condition, event or occurrence that (i) as of the date of this Agreement was not known to the Company Board, or the consequences of which (based on facts known to the members of the Company Board as of the date of this Agreement) were not reasonably known or understood as of the date of this Agreement; and (ii) does not relate to a Takeover Proposal.

“Superior Proposal” means any bona fide written Takeover Proposal (for purposes of this definition, replacing all references in the definition of “Takeover Proposal” to 20% with 50%) that is on terms which the Company Board determines in good faith (after consultation with the Company’s outside counsel and financial advisor) (A) to be superior from a financial point of view to the holders of Company Common Stock than the Merger, taking into account all the terms and conditions of such proposal and this Agreement (including any changes proposed by Parent to the terms of this Agreement), and (B) that is reasonably likely to be completed, taking into account all financial, regulatory, legal, financing conditionality or financing contingency and other aspects of such proposal.

“Takeover Proposal” means any proposal or offer (whether or not in writing), with respect to any (i) merger, consolidation, share exchange, other business combination or similar transaction involving the Company or any Company Subsidiary (but only if the result of any such transaction with a Company Subsidiary (and not the Company) would fall within the scope of clause (ii) of this definition), (ii) sale, lease, contribution or other disposition, directly or indirectly (including by way of merger, consolidation, share exchange, other business combination, partnership, joint venture, sale of capital stock of or other equity interests in a Company Subsidiary or otherwise) of any business or assets of the Company or the Company Subsidiaries representing 20% or more of the consolidated revenues, net income or assets of the Company and the Company Subsidiaries, taken as a whole, (iii) issuance, sale or other disposition, directly or indirectly, to any Person (or the stockholders of any Person) or group of securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing 20% or more of the voting power of the Company, (iv) transaction in which any Person (or the stockholders of any Person) shall acquire, directly or indirectly, beneficial ownership, or the right to acquire beneficial ownership, or formation of any group which beneficially owns or has the right to acquire beneficial ownership of, 20% or more of the Company Common Stock or (v) any combination of the foregoing (in each case, other than the Merger).

Article VI

Additional Agreements

Section 6.01. Preparation of the Form S-4 and the Proxy Statement; Company Stockholders Meeting. (a) As soon as reasonably practicable following the date of this Agreement, Parent and the Company shall jointly prepare and cause to be filed with the SEC a proxy statement to be sent to the stockholders of the Company relating to the Company Stockholders Meeting (together with any amendments or supplements thereto, the “Proxy Statement”) and Parent shall prepare and cause to be filed with the SEC the Form S-4, in which the Proxy Statement will be included as a prospectus. Parent and the Company shall (i) prepare and cause the foregoing to be filed within five (5) Business Days following the last day of the Transaction Solicitation Period, provided that if as of the last day of the Transaction Solicitation Period any Person continues to be an Excluded Party, such filing shall be made within five (5) Business Days following the date no Person continues to be an Excluded Party, and (ii) use their respective reasonable best efforts to have the Form S-4 declared effective under the Securities Act as soon as reasonably practicable after such filing. Each of the Company and Parent shall furnish all information concerning such Person and its Affiliates to the other, and provide such other assistance, as may be reasonably requested in connection with the preparation, filing and distribution of the Form S-4 and Proxy Statement, and the Form S-4 and Proxy Statement shall include all information reasonably requested by such other party to be included therein. Each of the Company and Parent shall promptly notify the other upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Form S-4 or Proxy Statement and shall provide the other with copies of all correspondence between it and its Representatives, on the one hand, and the SEC, on the other hand. Each of the Company and Parent shall use its reasonable best efforts to respond as soon as reasonably practicable to any comments from the SEC with respect to the Form S-4 or Proxy Statement. Notwithstanding the foregoing, prior to filing the Form S-4 (or any amendment or supplement thereto) or mailing the Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, each of the Company and Parent (i) shall provide the other an opportunity to review and comment on such document or response (including the proposed final version of such document or response), (ii) shall consider in good faith all comments reasonably proposed by the other and (iii) shall not file or mail such document or respond to the SEC prior to receiving the approval of the other, which approval shall not be unreasonably withheld, conditioned or delayed. Each of the Company and Parent shall advise the other, promptly after receipt of notice thereof, of the time of effectiveness of the Form S-4, the issuance of any stop order relating thereto or the suspension of the qualification of the Stock Consideration for offering or sale in any jurisdiction, and each of the Company and Parent shall use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. Each of the Company and Parent shall also take any other action (other than qualifying to do business in any jurisdiction in which it is not now so qualified) required to be taken under the

Securities Act, the Exchange Act, any applicable foreign or state securities or “blue sky” laws and the rules and regulations thereunder in connection with the Merger and the issuance of the Stock Consideration.

(b)     If prior to the Effective Time, any event occurs with respect to Parent or any Parent Subsidiary, or any change occurs with respect to other information supplied by Parent for inclusion in the Proxy Statement or the Form S-4, which is required to be described in an amendment of, or a supplement to, the Proxy Statement or the Form S-4, Parent shall promptly notify the Company of such event, and Parent and the Company shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Proxy Statement or the Form S-4 and, as required by Law, in disseminating the information contained in such amendment or supplement to the Company’s stockholders. Nothing in this Section 6.01(b) shall limit the obligations of any party under Section 6.01(a).

(c)     If prior to the Effective Time, any event occurs with respect to the Company or any Company Subsidiary, or any change occurs with respect to other information supplied by the Company for inclusion in the Proxy Statement or the Form S-4, which is required to be described in an amendment of, or a supplement to, the Proxy Statement or the Form S-4, the Company shall promptly notify Parent of such event, and the Company and Parent shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Proxy Statement or the Form S-4 and, as required by Law, in disseminating the information contained in such amendment or supplement to the Company’s stockholders. Nothing in this Section 6.01(c) shall limit the obligations of any party under Section 6.01(a).

(d)     The Company shall, as soon as practicable after the Form S-4 is declared effective under the Securities Act, (i) duly call, give notice of, convene and hold the Company Stockholders Meeting for the sole purpose of seeking the Company Stockholder Approval, (ii) cause the Proxy Statement to be mailed to the Company’s stockholders and (iii) subject to Section 5.03(a) and Section 5.03(d), solicit the Company Stockholder Approval. The Company shall, through the Company Board, recommend to its stockholders that they give the Company Stockholder Approval and shall include such recommendation in the Proxy Statement, except to the extent that the Company Board shall have made an Adverse Recommendation Change as permitted by Section 5.03(a). Notwithstanding the foregoing provisions of this Section 6.01(d), if on a date for which the Company Stockholders Meeting is scheduled, (i) the Company has not received proxies representing a sufficient number of shares of Company Common Stock to obtain the Company Stockholder Approval, whether or not a quorum is present, (ii) after consultation between the Company and Parent, the failure to adjourn or postpone the Company Stockholders Meeting would reasonably be expected to be a violation of applicable Law for the distribution of any required supplement or amendment to the Proxy Statement or (iii) Parent otherwise provides written consent to such postponements or adjournments, the Company shall make one or more successive postponements or adjournments of the Company Stockholders Meeting, provided that the Company Stockholders Meeting is not postponed or adjourned to a date that is more than 30 days after the date for which the Company Stockholders Meeting was originally scheduled (excluding any adjournments or postponements required by applicable Law). The Company agrees that its obligations to hold the Company Stockholders Meeting pursuant to this Section 6.01 shall not be affected by the commencement, public proposal, public disclosure or communication to the Company of any Takeover Proposal or by the making of any

Adverse Recommendation Change by the Company Board unless the Agreement is terminated in accordance with its terms; provided, however, that if the public announcement of an Adverse Recommendation Change or the Company’s delivery of a written notice to Parent of an Adverse Recommendation Change is less than ten (10) Business Days prior to the Company Stockholders Meeting, the Company shall be entitled to postpone the Company Stockholders Meeting to a date not more than ten (10) Business Days after such event.

Section 6.02. Access to Information; Confidentiality. Subject to applicable Law, from the date hereof until the earlier of the Effective Time or the date on which this Agreement is terminated in accordance with its terms the Company shall, and shall cause each of the Company Subsidiaries to, afford to Parent and to the Representatives of Parent reasonable access during the period prior to the Effective Time to all their respective properties, books, contracts, Tax Returns, commitments, personnel and records and, during such period, the Company shall, and shall cause each of the Company Subsidiaries to, furnish promptly to Parent (a) a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of Federal or state securities laws or commission actions and (b) all other information concerning its business, properties and personnel as Parent may reasonably request; provided, however, that the Company may withhold any document or information that is subject to the terms of a confidentiality agreement with a third party (provided that the Company shall use its reasonable best efforts to obtain the required consent of such third party to such access or disclosure) or subject to any attorney-client privilege (provided that the Company shall use its reasonable best efforts to allow for such access or disclosure (or as much of it as possible) in a manner that does not result in a loss of attorney-client privilege); provided that Parent and its Representatives shall conduct any such activities in such a manner as not to interfere unreasonably with the business or operations of the other party. If any material is withheld by the Company pursuant to the proviso to the preceding sentence, the Company shall inform Parent as to the general nature of what is being withheld. All information exchanged pursuant to this Section 6.02 shall be subject to the Confidentiality Agreement.

Section 6.03. Required Actions. (a) Each of the parties shall use their respective reasonable best efforts to take, or cause to be taken, all actions, and do, or cause to be done, and assist and cooperate with the other parties in doing, all things reasonably appropriate to consummate and make effective, as soon as reasonably possible, the Merger and the other transactions contemplated by this Agreement.

(b)     In connection with and without limiting Section 6.03(a), the Company and the Company Board and Parent and the Parent Board shall use their respective reasonable best efforts to (x) take all action reasonably appropriate to ensure that no state takeover statute or similar statute or regulation is or becomes applicable to this Agreement or any transaction contemplated by this Agreement and (y) if any state takeover statute or similar statute or regulation becomes applicable to this Agreement or any transaction contemplated by this Agreement, take all action reasonably appropriate to ensure that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement.

(c)     In connection with and without limiting Section 6.03(a), the Company and Parent shall promptly enter into discussions with the Governmental Entities from whom

Consents or nonactions are required to be obtained in connection with the consummation of the Merger and the other transactions contemplated by this Agreement in order to obtain all such required Consents or nonactions from such Governmental Entities and eliminate each and every other impediment that may be asserted by such Governmental Entities, in each case with respect to the Merger, so as to enable the Closing to occur as soon as reasonably possible.

(d)     Subject to the terms and conditions of this Agreement, each of the Company, Parent and Merger Sub shall use its respective reasonable best efforts to (i) cause the Merger to be consummated as soon as practicable, (ii) make promptly any required submissions and filings under applicable Antitrust Laws or to Governmental Entities with respect to the Merger, (iii) promptly furnish information required in connection with such submissions and filing to such Governmental Entities or under such Antitrust Laws, and (iv) keep the other parties reasonably informed with respect to the status of any such submissions and filings to such Governmental Entities under Antitrust Laws, including with respect to: (A) the receipt of any non-action, action, clearance, consent, approval or waiver, (B) the expiration of any waiting period, (C) the commencement or proposed or threatened commencement of any investigation, litigation or administrative or judicial action or proceeding under Antitrust Laws or other applicable Laws, and (D) the nature and status of any objections raised or proposed or threatened to be raised under Antitrust Laws or other applicable Laws with respect to the transactions contemplated by this Agreement. For purposes hereof, “Antitrust Laws” means the Sherman Act, the Clayton Act, the HSR Act, the Federal Trade Commission Act, and all applicable Foreign Antitrust Laws and all other applicable Laws issued by a Governmental Entities that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition. In furtherance of the foregoing: (x) each party hereto agrees to (1) make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated by this Agreement as soon as practicable and in any event within ten (10) Business Days of the date hereof (unless the parties otherwise agree to a different date), (2) supply as soon as practicable any additional information and documentary material that may be requested pursuant to the HSR Act and (3) use its reasonable best efforts to take, or cause to be taken, all other actions consistent with this Section 6.03(d), Section 6.03(e) and Section 6.03(f) necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act (including any extensions thereof) as soon as practicable and (y) each party agrees to (1) make or cause to be made the appropriate filings under any Foreign Antitrust Laws as soon as practicable, (2) supply as soon as practical any additional information and documentary material that may be required or requested by any Governmental Entity and (3) use its reasonable best efforts to take or cause to be taken all other actions consistent with this Section 6.03(d), Section 6.03(e) and Section 6.03(f) as necessary to obtain any necessary approvals, consents, waivers, permits, authorizations or other actions or non-actions from each Governmental Entity as soon as practicable.

(e)     Information. The Company, Parent and Merger Sub shall: (i) promptly notify the other parties hereto of, and if in writing, furnish the other parties with copies of any communication to such Person from a Governmental Entity regarding the filings and submissions described in Section 6.03(d) and permit the others to review and discuss in advance (and to consider in good faith any comments made by the others in relation to) any proposed written response to any communication from a Governmental Entity regarding the filings and submissions described in Section 6.03(d), (ii) keep the others reasonably informed of any developments, meetings or discussions with any Governmental Entity in respect of any filings, investigation, or inquiry concerning the Merger and (iii) not independently participate in any meeting or discussions with a Governmental Entity in respect of any filings, investigation or inquiry concerning the Merger without giving the other party prior notice of such meeting or discussions and, unless prohibited by such Governmental Entity, the opportunity to attend or participate; provided, that the parties shall be permitted to redact any correspondence, filing, submission or communication to the extent such correspondence, filing, submission or communication contains competitively or commercially sensitive information, including information relating to the valuation of the Merger.

(f)     In furtherance and not in limitation of the foregoing, if and to the extent necessary to obtain clearance of the Merger pursuant to the HSR Act and any other Antitrust Laws applicable to the Merger, each of Parent and Merger Sub (and their respective controlled Affiliates, if applicable) will (i) offer, negotiate, commit to and effect, by consent decree, hold separate order or otherwise, (A) the sale, divestiture, license or other disposition of any and all of the capital stock or other equity or voting interests, assets (whether tangible or intangible), rights, products, or businesses of the Company and the Company Subsidiaries; and (B) any other restrictions on the activities of the Company and the Company Subsidiaries; and (ii) contest, defend, and appeal any Legal Proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Merger; provided, however, that nothing in this Agreement shall require the Company or its Subsidiaries to take or agree to take any such action unless the effectiveness of such action or agreement is conditioned upon Closing. Notwithstanding anything to the contrary in this Agreement, in no event will Parent or Merger Sub be obligated pursuant to this Agreement to, and the Company will not without the prior written consent of Parent, take any of the actions in (i) of this paragraph (f) where such action, individually or in the aggregate, would involve assets or a business of the Company or any of its Subsidiaries, Parent or any of its Subsidiaries, or any combination thereof and would result in the loss of revenues (as measured by revenues for the 12 months ended December 31, 2016) in excess of $125 million.

Section 6.04. Stock Plans; Benefit Plans. (a) Prior to the Effective Time, the Company Board (or, if appropriate, any committee thereof) shall adopt such resolutions as are necessary to effect the following:

(i)     adjust the terms of all Company RSUs which are outstanding immediately prior to the Effective Time and either (a) are vested as of immediately prior to the Effective Time, (b) that vest as a result of the consummation of the Merger, or (c) that are held by any non-employee member of the Company Board (whether or not then vested) (such Company RSUs, the “Vested Company RSUs”) to provide for the settlement of such Vested Company RSUs, immediately prior to the Effective Time, into shares of Company Common Stock that, in turn, convert into the right to receive the Merger Consideration pursuant to Section 2.01(c).

(ii)     adjust the terms of all Company PSUs which are outstanding immediately prior to the Effective Time (whether or not then vested), to provide for the settlement of such Company PSUs, immediately prior to the Effective Time, into such number of shares of Company Common Stock that would be delivered to the holder of such Company PSU assuming the achievement of the performance goals applicable to such award at target, and assuming the satisfaction of all other conditions to such delivery that, in turn, convert into the right to receive the Merger Consideration pursuant to Section 2.01(c);

(iii)     adjust the terms of all Company RSUs (or portion thereof) which are outstanding immediately prior to the Effective Time and are not Vested Company RSUs or Company PSUs (the “Converted Company RSUs”) to provide that, at the Effective Time, such Converted Company RSUs shall be assumed as of the Effective Time and represent, immediately after the Effective Time, the right to receive, on the same terms and conditions (including the terms and conditions relating to the achievement of performance goals) as were applicable under such award immediately prior to the Effective Time (including, but not limited to, vesting conditions), a number of shares of Parent Common Stock, rounded up to the nearest whole share, equal to the product of (1) the applicable number of shares of Company Common Stock subject to such award, multiplied by (2) the Stock Award Exchange Ratio; and

(iv)     For the purposes of this Section 6.04(a), “Stock Award Exchange Ratio” means the sum of (i) the Exchange Ratio plus (ii) a fraction resulting from dividing the Cash Consideration by the closing price per share of Parent Common Stock on the last trading day immediately preceding the Closing Date.

(b)     At the Effective Time, Parent shall assume all the obligations of the Company under the Company Stock Plans, each outstanding Converted Company RSU and the agreements evidencing the grants thereof. As soon as practicable after the Effective Time, Parent shall deliver to the holders of Converted Company RSUs appropriate notices setting forth such holders’ rights, and the agreements evidencing the grants of such Converted Company RSUs shall continue in effect on the same terms and conditions, including, but not limited to vesting conditions (subject to the adjustments required by this Section 6.04 after giving effect to the Merger).

(c)     Parent shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Parent Common Stock for delivery upon exercise or settlement of the Converted Company RSUs in accordance with this Section 6.04. As soon as reasonably practicable, but in no event later than 20 days, after the Effective Time, Parent shall file a registration statement on Form S-8 (or any successor or other appropriate form) with respect to the shares of Parent Common Stock subject to Converted Company RSUs and shall use its reasonable commercial efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such Converted Company RSUs remain outstanding.

(d)     The Surviving Corporation shall be entitled to deduct and withhold from the amounts otherwise payable pursuant to this Section 6.04 to any holder of Vested Company RSUs and Company PSUs such amounts as the Surviving Corporation is required to deduct and withhold with respect to the making of such payment under the Code, or any applicable provision of state, or local Law related to Tax, and the Surviving Corporation shall make any required filings with and payments to Tax authorities relating to any such deduction or withholding. To the extent that amounts are so deducted and withheld by the Surviving

Corporation, such withheld amounts shall be treated for the purposes of this Agreement as having been paid to the holder of Vested Company RSUs and Company PSUs in respect of which such deduction and withholding was made by the Surviving Corporation.

(e)     All payments required under this Section 6.04 in respect of each Vested Company RSU or Company PSU, in each case, that is considered “deferred compensation” that is subject to Section 409A of the Code shall be payable at the time provided for payment or settlement of the applicable Vested Company RSU or Company PSU pursuant to the terms of the applicable agreement, arrangement or plan relating to such Vested Company RSU or Company PSU.

(f)     Prior to the Effective Time, the Company shall take such action as may be necessary or advisable to (A) provide that, after the date of this Agreement, no new participants can be admitted into the Company ESPP and no current participant can increase such participant’s contribution levels; (B) provide that no further purchase periods other than the purchase period currently in effect shall commence under the Company ESPP on or following the date of this Agreement; (C) terminate all purchase periods under the Company ESPP as of a date that is no later than the last Company payroll date before the Closing Date (the “Final Exercise Date”); and (D) terminate the Company ESPP as of the Final Exercise Date, subject to the Closing. Each outstanding right under the Company ESPP on the Final Exercise Date shall be exercised on such date for the purchase of Company Common Stock in accordance with the terms of the Company ESPP.

Section 6.05. Indemnification, Exculpation and Insurance. (a) Parent agrees that all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors, officers or employees of the Company and the Company Subsidiaries as provided in their respective certificates of incorporation or by-laws (or comparable organizational documents) and any indemnification or other similar agreements of the Company or any of the Company Subsidiaries, in each case as in effect on the date of this Agreement, shall continue in full force and effect in accordance with their terms. From and after the Effective Time, the Surviving Company agrees that it will indemnify and hold harmless each individual who is as of the date of this Agreement, or who becomes prior to the Effective Time, a director or officer of the Company or any of the Company Subsidiaries or who is as of the date of this Agreement, or who thereafter commences prior to the Effective Time, serving at the request of the Company of any of the Company Subsidiaries as a director or officer of another Person (the “the Company Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit or proceeding, whether civil, criminal, administrative or investigative (including with respect to matters existing or occurring at or prior to the Effective Time (including this Agreement and the transactions and actions contemplated hereby)), arising out of or pertaining to the fact that the Company Indemnified Party is or was an officer or director of the Company or any Company Subsidiary or is or was serving at the request of the Company or any Company Subsidiary as a director or officer of another Person, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under applicable Law. In the event of any such claim, action, suit or proceeding, (x) each the Company Indemnified Party will be entitled to advancement of expenses incurred in the defense of any such claim, action, suit or proceeding from the Surviving Company within ten Business Days of receipt by the Surviving Company from the Company Indemnified Party of a request therefor; provided that any person to whom expenses are advanced provides an undertaking, if and only to the extent required by the DGCL or the Surviving Company’s certificate of incorporation or by-laws, to repay such advances if it is ultimately determined that such person is not entitled to indemnification and (y) the Surviving Company shall cooperate in the defense of any such matter. Without limiting the foregoing, at the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, cause the certificate of incorporation and by-laws of the Surviving Corporation to include provisions for limitation of liabilities of directors and officers, indemnification, advancement of expenses and exculpation of the indemnitees no less favorable to the indemnitees than as set forth in the Company Charter or the Company By-laws in effect on the date of this Agreement, which provisions shall not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of the indemnitees except as required by applicable Law.

(b)     In the event that the Surviving Company or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, the Surviving Company shall cause proper provision to be made so that the successors and assigns of the Surviving Company assume the obligations set forth in this Section 6.05.

(c)     For a period of six years from and after the Effective Time, the Surviving Company shall either cause to be maintained in effect the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company or its Subsidiaries or provide substitute polices for the Company and its current and former directors and officers who are currently covered by the directors’ and officers’ and fiduciary liability insurance coverage currently maintained by the Company in either case, of not less than the existing coverage and have other terms not less favorable to the insured persons than the directors’ and officers’ liability insurance and fiduciary liability insurance coverage currently maintained by the Company with respect to claims arising from facts or events that occurred on or before the Effective Time, except that in no event shall the Surviving Company be required to pay with respect to such insurance policies in respect of any one policy year more than 300% of the annual premium payable by the Company for such insurance for the year ending December 31, 2015 (the “Maximum Amount”), and if the Surviving Company is unable to obtain the insurance required by this Section 6.05 it shall obtain as much comparable insurance as possible for the years within such six-year period for an annual premium equal to the Maximum Amount, in respect of each policy year within such period.

(d)     The provisions of this Section 6.05 (i) shall survive consummation of the Merger, (ii) are intended to be for the benefit of, and will be enforceable by, each indemnified or insured party (including the Company Indemnified Parties), his or her heirs and his or her representatives and (iii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract or otherwise.

(e)     From and after the Effective Time, Parent shall guarantee the prompt payment of the obligations of the Surviving Company and the Company Subsidiaries under Section 6.05(a).

Section 6.06. Fees and Expenses. (a) Except as provided below, all fees and expenses incurred in connection with the Merger and the other transactions contemplated by this Agreement shall be paid by the party incurring such fees or expenses, whether or not such transactions are consummated.

(b)     The Company shall pay to Parent a fee of $99,000,000 (the “Termination Fee”) if:

(i)     Parent terminates this Agreement pursuant to Section 8.01(e); provided that if either the Company or Parent terminates this Agreement pursuant to Section 8.01(b)(iii) at any time after Parent would have been permitted to terminate this Agreement pursuant to Section 8.01(e), this Agreement shall be deemed terminated pursuant to Section 8.01(e) for purposes of this Section 6.06(b)(i);

(ii)     Parent terminates this Agreement pursuant to Section 8.01(d) as a result of a breach by the Company of, or failure by the Company to perform, the Company’s obligations under Section 6.01(d), if such breach shall have occurred or continued after a Takeover Proposal shall have been made to the Company or shall have been made directly to the stockholders of the Company generally or shall otherwise become publicly known or any Person shall have publicly announced an intention (whether or not conditional) to make a Takeover Proposal;

(iii)      (A) prior to the Company Stockholders Meeting, a Takeover Proposal shall have been made to the Company and not withdrawn or shall have been made directly to the stockholders of the Company generally and not withdrawn or shall otherwise become publicly known or any Person shall have publicly announced an intention (whether or not conditional) to make a Takeover Proposal not subsequently withdrawn, (B) this Agreement is terminated pursuant to Section 8.01(b)(i) prior to the Company Stockholders Meeting or Section 8.01(b)(iii) and (C) within 12 months of such termination, the Company enters into an Alternative Acquisition Agreement or a Takeover Proposal is consummated (provided that for purposes of clause (C) of this Section 6.06(b)(iii), the references to “20%” in the definition of Takeover Proposal shall be deemed to be references to “50%”);

(iv)     (A) prior to the Company Stockholders Meeting, a Takeover Proposal shall have been made to the Company which is withdrawn or shall have been made directly to the stockholders of the Company generally and is withdrawn or shall otherwise become publicly known or any Person shall have publicly announced an intention (whether or not conditional) to make a Takeover Proposal which is subsequently withdrawn, (B) this Agreement is terminated pursuant to (i) Section 8.01(b)(i) prior to the Company Stockholders Meeting or (ii) Section 8.01(b)(iii) and such Takeover Proposal was publicly withdrawn without qualification less than fifteen (15) calendar days prior to the date of the Company Stockholders Meeting and (C) within 12 months of such termination, the Company enters into an Alternative Acquisition Agreement with the Person making the Takeover Proposal that was withdrawn (or any Affiliate of such Person) or any Takeover Proposal with the Person making the Takeover Proposal that was withdrawn (or any Affiliate of such Person) is consummated (provided that for purposes of clause (C) of this Section 6.06(b)(iv), the references to “20%” in the definition of Takeover Proposal shall be deemed to be references to “50%”); or

(v)     the Company terminates this Agreement pursuant to Section 8.01(f) and the counterparty to such Alternative Acquisition Agreement is not an Excluded Party.

Any Termination Fee due under this Section 6.06(b) shall be paid by wire transfer of same-day funds (x) in the case of clauses (i) or (ii) above, on the Business Day immediately following the date of termination of this Agreement and (y) in the case of clauses (iii) or (iv) above, on the date of the first to occur of the events referred to in clause (iii)(C) or (iv)(C), as applicable, above.

(c)     The Company shall pay to Parent a fee of $49,500,000 (the “Excluded Party Termination Fee”) if the Company terminates this Agreement pursuant to Section 8.01(f) and the counterparty to such Alternative Acquisition Agreement is an Excluded Party.

(d)     The Company acknowledges and agrees that the agreements contained in Section 6.06(b) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent would not enter into this Agreement. Accordingly, if the Company fails promptly to pay the amount due pursuant to Section 6.06(b), and, in order to obtain such payment, Parent commences a suit, action or other proceeding that results in a Judgment in its favor for such payment, the Company shall pay to Parent its costs and expenses (including attorneys’ fees and expenses) in connection with such suit, action or other proceeding, together with interest on the amount of such payment from the date such payment was required to be made until the date of payment at the prime rate of Bank of America in effect on the date such payment was required to be made, plus five percent. In no event shall the Company be obligated to pay more than one termination fee.

(e)     Notwithstanding the foregoing, in no event shall the Company be required to pay (i) both the Termination Fee and the Excluded Party Termination Fee or (ii) either the Termination Fee or the Excluded Party Termination Fee on more than one occasion. Notwithstanding anything to the contrary in this Agreement, the parties agree that if this Agreement is terminated under circumstances in which the Company is obligated to pay the Termination Fee or the Excluded Party Termination Fee under this Section 6.06 and the Termination Fee or the Excluded Party Termination Fee, as applicable, is paid, the payment of the Termination Fee or the Excluded Party Termination Fee, as applicable, shall be the sole and exclusive remedy available to Parent and Merger Sub with respect to this Agreement and the transactions contemplated by this Agreement, and, upon payment of the Termination Fee or Excluded Party Termination Fee, as applicable, pursuant to this Section 6.06, the Company and the Company Subsidiaries and its and their respective directors, officers, employees, stockholders and other Representatives shall have no further liability with respect to this Agreement or the transactions contemplated by this Agreement to Parent, Merger Sub or any of their respective Subsidiaries; provided, however, that (A) the parties hereto will remain obligated and entitled to remedies with respect to Section 6.06(d), and (B) nothing in this Section 6.06(e) shall relieve any party hereto from liability for any statement, act or failure to act by such party that is material and that such party intended to be a misrepresentation or a breach of any covenant or agreement set forth in this Agreement.

(f)     Parent shall pay to the Company a fee of $125,000,000 (the “Reverse Termination Fee”) if:

(i)     Either Parent or the Company terminates this Agreement pursuant to Section 8.01(b)(i) due to the conditions set forth in Section 7.01(c) or 7.01(d) not having been satisfied by the End Date or

(ii)     either Parent or the Company terminates this Agreement pursuant to Section 8.01(b)(ii) due to a Legal Restraint imposed in connection with the antitrust approvals set forth in Section 7.01(c) or 7.01(d).

(g)     Parent acknowledges and agrees that the agreements contained in Section 6.06(f) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the Company would not enter into this Agreement. Accordingly, if Parent fails promptly to pay the amount due pursuant to Section 6.06(f), and, in order to obtain such payment, the Company commences a suit, action or other proceeding that results in a Judgment in its favor for such payment, Parent shall pay to the Company its costs and expenses (including attorneys’ fees and expenses) in connection with such suit, action or other proceeding, together with interest on the amount of such payment from the date such payment was required to be made until the date of payment at the prime rate of Bank of America in effect on the date such payment was required to be made, plus five percent. In no event shall Parent be obligated to pay more than one termination fee.

(h)     Notwithstanding the foregoing, in no event shall Parent be required to pay the Reverse Termination Fee on more than one occasion. Notwithstanding anything to the contrary in this Agreement, the parties agree that if this Agreement is terminated under circumstances in which Parent is obligated to pay the Reverse Termination Fee under this Section 6.06 and the Reverse Termination Fee is paid, the payment of the Reverse Termination Fee shall be the sole and exclusive remedy available to the Company with respect to this Agreement and the transactions contemplated by this Agreement, and, upon payment of the Reverse Termination Fee pursuant to this Section 6.06, Parent and the Parent Subsidiaries and its and their respective directors, officers, employees, stockholders and other Representatives shall have no further monetary liability with respect to this Agreement or the transactions contemplated by this Agreement to the Company or any of the Company Subsidiaries; provided, however, that (A) the parties hereto will remain obligated and entitled to remedies with respect to Section 6.06(g) and (B) nothing in this Section 6.06(h) shall relieve any party hereto from liability for any statement, act or failure to act by such party that is material and that such party intended to be a misrepresentation or a breach of any covenant or agreement set forth in this Agreement.

Section 6.07. Transaction Litigation. The Company shall give Parent the opportunity to participate in the defense or settlement of any stockholder litigation against the Company and/or any of its directors or officers relating to this Agreement, the Merger and the other transactions contemplated by this Agreement, and no such settlement shall be agreed to without the prior written consent of Parent. Without limiting in any way the parties’ obligations under Section 6.03, the Company shall cooperate, shall cause the Company Subsidiaries to cooperate, and shall use its reasonable best efforts to cause its directors, officers, employees, agents, legal counsel, financial advisors, independent auditors, and other advisors and representatives to cooperate in the defense against such litigation.

Section 6.08. Section 16 Matters. Prior to the Effective Time, the Company, Parent and Merger Sub each shall take all such steps as may be required to cause (a) any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) resulting from the Merger and the other transactions contemplated by this Agreement by each individual who will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company immediately prior to the Effective Time to be exempt under Rule 16b-3 promulgated under the Exchange Act and (b) any acquisitions of Parent Common Stock (including derivative securities with respect to Parent Common Stock) resulting from the Merger and the other transactions contemplated by this Agreement, by each individual who may become or is reasonably expected to become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Parent to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 6.09. Financing. (a) Parent shall use reasonable best efforts to take (or cause to be taken) all actions necessary, proper or advisable to arrange and consummate the Debt Financing on a timely basis on the terms and subject to the conditions described in the Debt Commitment Letter and the Fee Letters (including the “flex” provisions) to the extent the proceeds thereof are needed to consummate the transactions contemplated by this Agreement. Parent shall use its reasonable best efforts to (i) maintain in effect the Debt Commitment Letter and comply with its obligations and conditions thereunder, (ii) negotiate and enter into definitive agreements on a timely basis with respect to the Debt Financing on terms and conditions (including “flex” provisions) contained in the Debt Commitment Letter or otherwise no less favorable to Parent than those contained in the Debt Commitment Letter (the “Financing Agreements”), (iii) satisfy (or have waived) on a timely basis all conditions and covenants applicable to Parent in the Debt Commitment Letter that are within its control at or prior to the Closing (including the payment of any commitment, engagement or placement fees required as a condition to the Debt Financing), and otherwise comply in all material respects with its obligations under the Debt Commitment Letter (including the Financing Agreements), (iv) enforce all its respective rights under the Debt Commitment Letter and (v) except to the extent Parent otherwise has cash resources at Closing to fund its payment obligations in full hereunder, upon satisfaction of the conditions set forth in the Debt Commitment Letter (or waiver thereof), consummate the Debt Financing at or prior to the Closing. Parent shall not permit any amendment, supplement or modification to be made to, or any waiver by Parent of any provision or remedy under the Debt Commitment Letter or any Financing Agreement if such amendment, supplement, modification or waiver expands on the conditions precedent or contingencies to the funding on the “Closing Date” of the Debt Financing as set forth in the Debt Commitment Letter as in effect on the date of this Agreement, in a manner that would reasonably be expected to prevent, impair or materially delay the consummation of the transactions contemplated by this Agreement; provided that Parent may replace, amend, supplement or modify the Debt Commitment Letter to add agents, co-agents, lenders, arrangers, joint bookrunners, managers or other entities that have not executed the Debt Commitment Letter as of the date hereof in accordance with the provisions therein. Parent shall promptly deliver to the Company true and complete copies of any such replacement, amendment, supplement, modification or waiver. For purposes of this Section 6.09, references to “Debt Financing” shall include the debt financing contemplated by the Debt Commitment Letter as permitted to be amended or modified by this Section 6.09 and references to “Debt Commitment Letter” shall include such documents as permitted to be amended, modified or substituted by this Section 6.09.

(b)     In the event any funds in the amounts set forth in the Debt Commitment Letter or the Financing Agreements, or any portion thereof, become unavailable on the terms and conditions contemplated in the Debt Commitment Letter (including the “flex” provisions set forth in the Fee Letters) or the Financing Agreements, Parent shall (a) give prompt notice to the Company and (b) use its reasonable best efforts to arrange and obtain alternative financing from alternative sources on terms and subject to conditions that are not materially less favorable, taken as a whole, to Parent than those set forth in the Debt Commitment Letter (including the “flex” provisions set forth in the Fee Letters) as in effect on the date hereof, in an amount sufficient, when combined with cash on hand and borrowings under any existing credit facilities or other financing arrangements, to consummate the Merger and the other transactions contemplated by this Agreement as promptly as practicable after the occurrence of such event. Notwithstanding anything to the contrary contained in this Agreement, Parent shall have the right from time to time to substitute other committed debt financing or the proceeds of consummated debt or equity transactions, or available cash or cash equivalents, for all or any portion of the Debt Financing from the same and/or any alternative financing source; provided, that, in the case of committed debt financing, any such substitution shall not expand upon in any material respect the conditions precedent or contingencies to the funding on the “Closing Date” of the Debt Financing as set forth in the Debt Commitment Letter (including the “flex” provisions set forth in the Fee Letters) as in effect on the date of this Agreement in a manner that would reasonably be expected to prevent, impede or materially delay the consummation of the transactions contemplated by this Agreement. In such event, the term “Debt Commitment Letter” as used herein shall be deemed to include the new commitment letter (the “New Debt Financing Commitment”), if any, entered into in accordance with this Section 6.09(b) (any financing arranged under this Section 6.09(b) to substitute for all or any portion of the Debt Financing or if any portion of the Debt Financing becomes unavailable shall be referred to as the “Alternate Debt Financing”). Parent will provide the Company with a true, complete and correct copy of any New Debt Financing Commitment obtained by Parent in connection with an Alternate Debt Financing promptly following the execution thereof (other than fees and other information redacted from such agreements that is consistent with the information redacted from the Fee Letters as permitted by Section 3.12(a)). For the avoidance of doubt, if the Debt Financing or the Alternate Debt Financing, as applicable, is available and the conditions to Closing set forth in Section 7.01 and Section 7.03 have been satisfied or waived (other than those conditions that by their nature will be satisfied (or waived) at the Closing, subject to satisfaction or waiver of such conditions at the Closing), Parent shall use its reasonable best efforts to take all actions within its control necessary to incur the Indebtedness provided under the Debt Financing or the Alternate Debt Financing, as applicable, to consummate the Merger, to the extent the proceeds thereof are needed to consummate the Merger. Notwithstanding anything to the contrary contained in this Agreement, nothing contained in this Section 6.09(b) shall require, and in no event shall the reasonable best efforts of Parent be deemed or construed to require, Parent to (i) bring any enforcement action, including commencing or filing any Legal Proceeding, against any Debt Financing Source to enforce its rights under the Debt Commitment Letter or (ii) pay any fees in excess of those contemplated by the Debt Commitment Letter (whether to secure waiver of any conditions contained therein or otherwise); provided, that Parent shall pay all fees required by the Debt Commitment Letter as they become due.

(c)     Parent shall keep the Company informed on a reasonably current basis and in reasonable detail of the status of its efforts to arrange the Debt Financing (or replacement thereof) as the Company may reasonably request, and shall provide the Company with true and complete copies of all Financing Agreements entered into prior to the Closing Date and, as the Company may reasonably request from time to time, drafts of such documents posted to a lender syndicate group; provided that the Fee Letters may be redacted in accordance with Section 6.09(a); provided, further, that in no event will Parent be under any obligation to disclose any information that is subject to attorney-client or similar privilege if Parent shall have used its reasonable best efforts to disclose such information in a way that would not waive such privilege. Without limiting the generality of the foregoing, Parent shall give the Company prompt notice of any material breach or default by any party to any of the Debt Commitment Letter or Financing Agreements of which Parent becomes aware.

(d)     Parent acknowledges and agrees that the obtaining of the Debt Financing, or any Alternate Debt Financing, is not a condition to Closing and reaffirms its obligation to consummate the transactions contemplated by this Agreement irrespective and independently of the availability of the Debt Financing or any Alternate Debt Financing.

(e)     The Company shall use its reasonable best efforts to provide to Parent, on a reasonably timely basis, all cooperation and assistance as may be reasonably requested by Parent that is customary in connection with the arrangement, syndication and consummation of the Debt Financing and repayment of Existing Indebtedness of the Company and its Subsidiaries, including by using its reasonable best efforts to (i) provide reasonable cooperation with the marketing efforts of Parent and lenders or initial purchasers for any of the Debt Financing, including using reasonable best efforts, upon reasonable advance notice, to cause its Representatives (including members of senior management and advisors of the Company and its Subsidiaries) to be available to participate in a reasonable number of meetings, presentations, road shows, due diligence sessions, drafting sessions, and sessions with rating agencies, (ii) assist with the preparation of customary materials for rating agency presentations, offering documents, private placement memoranda, bank information memoranda (to the extent relating to the Company and its Subsidiaries), road show presentations and similar documents reasonably necessary or advisable in connection with the Debt Financing, including the preparation and furnishing in a reasonably timely fashion of all financial statements and other customary data to be included in connection therewith (including all audited financial statements and unaudited financial statements (which shall have been reviewed by the independent accountants for the Company as provided in the procedures specified by the Public Company Accounting Oversight Board in AU 722) referred to in clause 4 of Exhibit H to the Debt Commitment Letter), information regarding the Company and its Subsidiaries reasonably required for Parent to prepare pro forma financial statements as contemplated in clause 6 of Exhibit H to the Debt Commitment Letter (it being understood that the Company need only assist in the preparation thereof, but shall not be required to prepare independently any separate pro forma financial statements), financial data, audit reports and other information regarding the Company and its

Subsidiaries of the type required by and in compliance with Regulation S-X and Regulation S-K promulgated under the Securities Act of 1933, as amended, and related forms for a registered public offering of debt securities and all information regarding the Company and its Subsidiaries reasonably necessary for the preparation of updated financial projections for Parent after giving effect to the Merger (A) of type and form customarily included in private placements of debt securities under Rule 144A, to consummate the offering(s) of debt securities contemplated by the Debt Commitment Letter (which, for the avoidance of doubt, shall not include financial statements required by Rule 3-10 or Rule 3-16 of Regulation S-X, information regarding executive compensation (including under Rule 402(b) of Regulation S-K) and (B) for the syndication of bridge loan commitments and facilities and secured revolving credit and term loan commitments and facilities contemplated under the Debt Commitment Letter (the financial statements, financial information reasonably required for Parent to prepare pro forma financial statements, and other historical financial information referred to in this clause (ii), the “Required Information”), (iii) assist with the preparation of Financing Agreements, including the use of reasonable best efforts to assist Parent in connection with the preparation of any pledge and security agreements (including schedules and exhibits thereto) required in connection with the Debt Financing and facilitate the granting of a security interest (and perfection thereof) in collateral to secure the Debt Financing, (iv) use reasonable best efforts to cause the Company’s independent auditors to provide, consistent with customary practice, (A) consent to offering memoranda that include or incorporate the Company’s consolidated financial information and their reports thereon, in each case, to the extent such consent is required, customary auditors reports and customary comfort letters (including “negative assurance” comfort) with respect to financial information relating to the Company and its Subsidiaries, (B) reasonable assistance in the preparation of pro forma financial statements by Parent and (C) reasonable assistance and cooperation to Parent, including attending the accounting due diligence sessions of the Company, (v) provide and execute documents as may be reasonably requested by Parent and necessary for the consummation of the transactions contemplated by this Agreement; provided that no obligation of the Company under any such documents shall be effective until the Closing, (vi) reasonably cooperate with the Debt Financing Sources and their respective agents with respect to their reasonably requested due diligence, (vii) furnish Parent and the Debt Financing Sources in a reasonably timely basis with all documentation and other information required by any Governmental Entity with respect to the Debt Financing under applicable “know your customer” and anti-money laundering rules and regulations, including the PATRIOT Act, (viii) provide customary authorization and management representation letters representing that the information provided by the Company for inclusion in any confidential information memorandum or lender presentation does not include material non-public information about the Company and its Subsidiaries, and designate the information provided by the Company for presentation to lenders as suitable to be made available to lenders who do not wish to receive material non-public information, (ix) arrange for customary payoff letters, lien terminations and instruments of discharge to be delivered at Closing providing for the payoff, discharge and termination on the Closing Date of all Existing Indebtedness of the Company or any of the Company Subsidiaries contemplated by the Debt Commitment Letter to be paid off, discharged and terminated on the Closing Date (subject to receipt from Parent of the funds necessary to effectuate the pay-off contemplated by such payoff letters, lien terminations and instruments of discharge), and, if requested by Parent, arranging for redemption notices for Existing Indebtedness to be given at Closing or prior to Closing and conditional on the occurrence of the Closing, and (x) satisfy the conditions precedent set forth in the Debt Commitment Letter or any Financing Agreement to the extent the satisfaction of such conditions requires the cooperation of or is within the control of the Company or its Subsidiaries. The Company hereby consents to the use of the logos of the Company and its Subsidiaries in connection with the syndication or marketing of the Debt Financing, provided that such logos are not used in a manner that would reasonably be expected to harm, disparage or adversely affect the Company, its Subsidiaries, their marks or their reputation.

(f)     Notwithstanding anything to the contrary contained in this Agreement, (i) nothing in this Agreement shall require any cooperation by the Company, the Company Subsidiaries or any of their respective Representatives to the extent that (A) it would require the Company to pay any commitment or other fees, reimburse any expenses or otherwise incur any liabilities that are not reimbursed by Parent as provided in Section 6.09(g) below or give any indemnities prior to Closing, (B) it would require the Company to take any action that in the good faith judgment of the Company unreasonably interferes with the ongoing business or operations of the Company and/or any Company Subsidiary, (C) it would require the Company or any Company Subsidiary to enter into, execute or approve any agreement or other documentation that would be effective prior to the Closing or agree to any change or modification of any existing agreement or other documentation or certificate that would be effective prior to the Closing (other than the execution of customary authorization and representation letters and the delivery of any notices to the holders of any outstanding debt as may be required by the terms thereof), (D) it would require the Company or any Company Subsidiary to provide, and Parent shall be solely responsible for, (1) the preparation of pro forma financial information, including pro forma cost savings, synergies, capitalization or other pro forma adjustments desired to be incorporated into any pro forma financial information (it being understood and agreed that the Company and the Company Subsidiaries shall assist Parent in Parent’s preparation of the pro forma financial information as and to the extent contemplated by Section 6.09(c)), (2) any description of all or any component of the Debt Financing, including any such description to be included in any liquidity or capital resources disclosure or any “description of notes”, (3) projections, risk factors or other forward-looking statements relating to any component of such financing or (4) subsidiary financial statements or other information of the type required by Rule 3-10 or Rule 3-16 of Regulation S-X, (E) it would require the Company to provide any information the disclosure of which is prohibited by or restricted under applicable Law or Contract unless such information is provided pursuant to customary confidentiality arrangements, or (F) it would require the Company, any of its Subsidiaries or any of their respective boards of directors (or equivalent bodies) to approve or authorize the Debt Financing or any documentation related thereto, and (ii) no action, liability or obligation (including any obligation to pay any commitment or other fees or reimburse any expenses) of the Company, the Company Subsidiaries or any of their respective Representatives under any certificate, agreement, arrangement, document or instrument relating to the Debt Financing shall be effective until the Closing.

(g)     Parent shall (x) promptly, upon request by the Company, reimburse the Company for all reasonable out-of-pocket costs and expenses (including reasonable and documented attorneys’ fees) incurred by the Company or any of its Subsidiaries in connection with the cooperation of the Company and its Subsidiaries contemplated by Section 6.09(e) and (y) indemnify and hold harmless the Company, its Subsidiaries and their respective

Representatives from and against any and all costs suffered or incurred by them in connection with the arrangement of the Debt Financing and any information utilized in connection therewith (other than costs arising from gross negligence, fraud or willful misrepresentation with respect to information provided by the Company or its Subsidiaries in connection therewith).

Section 6.10. Public Announcements. Except with respect to any Adverse Recommendation Change made in accordance with the terms of this Agreement, Parent and the Company shall consult with each other before issuing, and give each other the opportunity to review and comment upon, any press release or other public statements with respect to the transactions contemplated by this Agreement, including the Merger, and shall not issue any such press release or make any such public statement prior to such consultation, except as such party may reasonably conclude may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system. The Company and Parent agree that the initial press release to be issued with respect to the transactions contemplated by this Agreement shall be in the form heretofore agreed to by the parties.

Section 6.11. Stock Exchange Listing. Parent shall cause the shares of Parent Common Stock to be issued in the Merger to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Closing Date.

Section 6.12. Employee Matters. (a) For a period of not less than the period of time from the Closing Date through January 1 of the year following the year in which the Closing Date occurs,, the employees of the Company and the Company Subsidiaries who remain in the employment of Parent and the Parent Subsidiaries (the “Continuing Employees”) shall receive base compensation and incentive opportunities (including, for this purpose, the calendar 2017 bonus opportunities) that are no less favorable than the base compensation and incentive opportunities provided to such employees of the Company and the Company Subsidiaries immediately prior to the Effective Time and benefits that are substantially as favorable in the aggregate as either the benefits provided to such employees immediately prior to the Effective Time or to the benefits provided to similarly situated employees of Parent. In providing for incentive compensation opportunities for the Continuing Employees for calendar year 2017, Parent shall seek to ensure that such opportunities reasonably take into account the pre-Closing performance and targets, as well as the impact of the transition after the Closing, in order to be fair to the Continuing Employees.

(b)     With respect to any employee benefit plan maintained by Parent or any of the Parent Subsidiaries (“Parent Benefit Plans”) which are made available to Continuing Employees and their eligible dependents from and after the Effective Time, for purposes of determining eligibility to participate, level of benefits including benefit accruals (other than benefit accruals and early retirement subsidies under any defined benefit pension plan) and vesting, Parent shall, or shall cause the Parent Subsidiaries to, treat service recognized by the Company and any Company Subsidiary immediately prior to the Effective Time as service with Parent or the Parent Subsidiaries; provided, however, that, notwithstanding that the Company service shall be recognized by Parent Benefit Plans in accordance with the forgoing, the date of initial participation of each Continuing Employee in any Parent Benefit Plan shall be no earlier than the Effective Time; further provided, however, that such service need not be recognized to the extent that (i) such Parent benefit plan does not recognize service with Parent or any of the Parent Subsidiaries of similarly situated employees of Parent or any of the Parent Subsidiaries or (ii) such recognition would result in any duplication of benefits.

(c)     Without limiting the scope of Section 9.07, nothing in this Section 6.12 shall confer any rights or remedies of any kind or description upon any Continuing Employee or any other person (other than the parties hereto and their respective successors and assigns), including any rights to continued employment, the terms and conditions of the employment, or to any specific benefit plan, program, policy, arrangement or agreement.

(d)     With respect to any welfare plan maintained by Parent or any Parent Subsidiary made available to Continuing Employees after the Effective Time, Parent or such Parent Subsidiary shall (i) waive all limitations as to preexisting conditions and exclusions with respect to participation and coverage requirements applicable to such employees to the extent such conditions and exclusions were satisfied or did not apply to such employees under the analogous welfare plans of the Company and the Company Subsidiaries prior to the Effective Time and (ii) provide each Continuing Employee with credit for any co-payments and deductibles paid and for out-of-pocket maximums incurred prior to the Effective Time and during the portion of the plan year of the applicable the Company welfare plan ending at the Effective Time, in satisfying any analogous deductible or out-of-pocket requirements to the extent applicable under any such plan for the plan year in which the Effective Time occurs.

(e)     Without limiting the generality of Section 6.12, from and after the Effective Time, Parent shall assume and honor, or shall cause to be assumed and honored, all employment, change in control and severance agreements between the Company and any Continuing Employee as in effect at the Effective Time and as set forth on Section 4.10(a) of the Company Disclosure Letter, including with respect to any payments, benefits or rights arising as a result of the transactions contemplated by this Agreement (either alone or in combination with any other event), pursuant to the terms thereof, including respecting any limitations as to amendment or modification included in such agreements.

(f)     Without limiting the generality of Section 6.12, Parent shall assume, honor and continue, or shall cause to be assumed, honored and continued, for the benefit of all Continuing Employees, (i) the Company’s Severance Program—U.S. Staff for a period of not less than 12 months following the Effective Time and (ii) the Company’s paid time off policy through the later to occur of (x) the end of the calendar year in which the Effective Time occurs or (y) December 31, 2017. Parent shall continue, or shall cause to be continued, the Company’s Deferred Compensation Plan, As Amended, Effective January 1, 2015 (the “Company NQDC Plan”) until such time as account balances of current participants are distributed in accordance with deferral elections in effect as of the date of this Agreement; provided, however, that Parent shall have the ability to amend other terms of the Company NQDC Plan, including limiting ability to make additional deferrals, changing the plan administrator and changing deemed investment alternatives, and provided further that nothing herein shall preclude Parent from terminating the Company NQDC Plan in the event of a change of control of Parent. The Company NQDC Plan grantor trust holds assets that are substantially equal to the benefit obligations under the Company NQDC Plan (exclusive of liabilities for Company RSUs deferred under the Company NQDC Plan) as of the date of this Agreement, and all such assets will be available to Parent after the Effective Time to fund the obligation to pay benefits under the terms of the Company NQDC Plan. Notwithstanding anything to the contrary in this Section 6.12, Parent shall retain discretion to terminate or amend the Company’s Retiree Medical Policy in accordance with its terms, although benefits for former employees participating in the plan will be grandfathered in the event of any termination or amendment of the Retiree Medical Policy.

(g)     Nothing herein, expressed or implied, is intended or shall be construed to constitute an amendment to any Parent Benefit Plan or Company Benefit Plan or any other compensation or benefits plan maintained for or provided to employees, directors or consultants of Parent or the Company prior to or following the Effective Time, or, except as otherwise set forth in this Section 6.12, to prohibit or limit the ability of Parent to amend, modify or terminate any employee benefit plans, programs, policies or arrangements of Parent or the Company.

(h)     Each of Parent and the Company agrees that, for purposes of each Company Benefit Plan, the transactions contemplated by the Agreement shall constitute a “change in control,” “change of control” or “corporate change,” as applicable.

Section 6.13. Control of Operations. Nothing contained in this Agreement shall give Parent or the Company, directly or indirectly, the right to control or direct the other party’s operations prior to the Effective Time.

Section 6.14. 401(k) Plans. Effective as of the day prior to the Effective Time, unless otherwise directed in writing by Parent at least five (5) Business Days prior to the Effective Time, the Company and each Company Subsidiary shall adopt written resolutions of the appropriate board of directors to effect the termination of any and all Company Benefit Plans intended to qualify as a qualified cash or deferred arrangement under Section 401(k) of the Code (the “Company 401(k) Plan”). The Company shall provide Parent with evidence that such Company 401(k) Plan has been terminated pursuant to an action by the Company Board or the board of directors of a Subsidiary, as applicable. In the event of such termination of the Company 401(k) Plan, Parent shall provide each Continuing Employee who was participating in the Company 401(k) Plan as of the date of its termination, the right to participate, as soon as administratively practicable following the Effective Time, in a replacement plan sponsored by Parent or its Subsidiaries intended to qualify as a qualified cash or deferred arrangement under Section 401(k) of the Code (the “Parent 401(k) Plan”), and Parent shall take all actions necessary to permit the rollover of account balances (including outstanding loans) of such Continuing Employees from the Company 401(k) Plan to the Parent 401(k) Plan, at the participants’ election, provided that accepting such rollovers would not jeopardize the tax-qualified status of the Parent 401(k) Plan.

Article VII
Conditions Precedent

Section 7.01. Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a)     Stockholder Approval. The Company Stockholder Approval shall have been obtained.

(b)     Listing. The shares of Parent Common Stock issuable as Stock Consideration pursuant to this Agreement shall have been approved for listing on the NYSE, subject to official notice of issuance.

(c)     HSR Act. Any waiting period (and any extension thereof) applicable to the Merger pursuant to the HSR Act shall have expired or been terminated.

(d)     Foreign Antitrust Laws. Any waiting periods (and any extensions thereof) applicable to the Merger pursuant to the Antitrust Laws of the jurisdictions set forth in Section 7.01(d) of the Company Disclosure Letter (collectively, “Foreign Antitrust Laws”) shall have expired or been terminated, or any requisite consents pursuant thereto will have been obtained.

(e)     No Legal Restraints. No applicable Law and no Judgment, preliminary, temporary or permanent, or other legal restraint or prohibition and no binding order or determination by any Governmental Entity (collectively, the “Legal Restraints”) shall be in effect that prevents, makes illegal, or prohibits the consummation of the Merger or that is reasonably likely to result, directly or indirectly, in (i) any prohibition or limitation on the ownership or operation by the Company, Parent or any of their respective Subsidiaries of any portion of the business, properties or assets of the Company, Parent or any of their respective Subsidiaries, (ii) the Company, Parent or any of their respective Subsidiaries being compelled to dispose of or hold separate any portion of the business, properties or assets of the Company, Parent or any of their respective Subsidiaries, in each case as a result of the Merger, (iii) any prohibition or limitation on the ability of Parent to acquire or hold, or exercise full right of ownership of, any shares of the capital stock of the Company Subsidiaries, including the right to vote or (iv) any prohibition or limitation on Parent effectively controlling the business or operations of the Company and the Company Subsidiaries, in each case except as set forth in Section 6.03(f).

(f)     Form S-4. The Form S-4 shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order.

Section 7.02. Conditions to Obligations of the Company. The obligations of the Company to consummate the Merger are further subject to the following conditions:

(a)     Representations and Warranties. (i) The representations and warranties of Parent and Merger Sub contained in this Agreement (except for the representations and warranties contained in Sections 3.01, 3.03(a), 3.04 and the first sentence of Section 3.08) shall be true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein) at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein), individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect (it being agreed that solely with respect to the representations and warranties in Section 3.05, to the extent the effects resulting from or arising in connection with the matters set forth in clause (iv) of the definition of the term “Material Adverse Effect” are not excluded in determining whether a Parent Material Adverse Effect has occurred or would reasonably be expected to occur for purposes of Section 3.05, such effects shall similarly not be excluded for purposes of this Section 7.02(a)), (ii) the representations and warranties of Parent and Merger Sub contained in Sections 3.01, 3.03(a) and 3.04 shall be true and correct in all material respects at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), and (iii) the representations and warranties of the Company contained in the first sentence of Section 3.08 shall be true and correct in all respects at and as of the Closing Date as if made at and as of such time. The Company shall have received a certificate signed on behalf of each of Parent and Merger Sub by an executive officer of each of Parent and Merger Sub, respectively, to such effect.

(b)     Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub shall have performed in all material respects all material obligations required to be performed by them under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of each of Parent and Merger Sub by an executive officer of each of Parent and Merger Sub, respectively, to such effect.

(c)     Absence of Parent Material Adverse Effect. Since the date of this Agreement, there shall not have occurred and be continuing a Parent Material Adverse Effect.

Section 7.03. Conditions to Obligation of Parent. The obligation of Parent and Merger Sub to consummate the Merger is further subject to the following conditions:

(a)     Representations and Warranties. (i) The representations and warranties of the Company contained in this Agreement (except for the representations and warranties contained in Sections 4.01, 4.03(a), 4.04(a), the first sentence of Section 4.08, and Section 4.16(d)(i)) shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein) at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein), individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect (it being agreed that solely with respect to the representations and warranties in Section 4.05, to the extent the effects resulting from or arising in connection with the matters set forth in clause (iv) of the definition of the term “Material Adverse Effect” are not excluded in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur for purposes of Section 4.05, such effects shall similarly not be excluded for purposes of this Section 7.03(a)), (ii) the representations and warranties of the Company contained in Sections 4.01 and 4.04(a) shall be true and correct in all material respects at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), (iii) the representations and warranties of the Company contained in the first sentence of Section 4.08 shall be true and correct in all respects at and as of the Closing Date as if made at and as of such time, (iv) the representations and warranties contained in

Section 4.16(d)(i) shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein) at and as of the Closing Date as if made at and as of such time, except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein), individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect and (v) the representations and warranties of the Company contained in Section 4.03(a) shall be true and correct at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except for such inaccuracies that are de minimis in the aggregate. Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.

(b)     Performance of Obligations of the Company. The Company shall have performed in all material respects all material obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.

(c)     Absence of Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred and be continuing a Company Material Adverse Effect.

Article VIII

Termination, Amendment and Waiver

Section 8.01. Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after receipt of the Company Stockholder Approval:

(a)     by mutual written consent of the Company and Parent;

(b)     by either the Company or Parent:

(i)     if the Merger is not consummated on or before the End Date. The “End Date” shall mean July 5, 2017; provided first, that if by the initial End Date, any of the conditions set forth in (x) Section 7.01(c), (d) or (e) shall not have been satisfied but the condition set forth in Section 7.01(a) shall have been satisfied or (y) Section 7.01(f) shall not have been satisfied, the End Date may be extended for one period of up to three (3) months from the End Date by either Parent or the Company, in its discretion (in which case any references to the End Date herein shall mean the End Date as extended); and provided second, that if the Marketing Period shall not have been completed prior to the initial End Date (the “Extension Date”) and as of such date the conditions set forth in Section 7.03 shall have been satisfied (it being agreed that for purposes of this Section 8.01(b)(i), references to the “Closing Date” in Section 7.03 shall be deemed to be references to the Extension Date), then the End Date may be extended for one period of up to three (3) months from the initial End Date by the Company, in its discretion (in which case any references to the End Date herein shall mean the End Date as extended) (it being understood that the End Date may only be extended under the first or second proviso, but not both, and in no event shall the End Date be extended beyond October 5, 2017);

provided, however, that the right to extend or terminate this Agreement under this Section 8.01(b)(i) shall not be available to any party if the failure of such party (including, in the case of Parent, Merger Sub) to perform any of its obligations under this Agreement primarily caused or resulted in the failure of the Merger to occur on or before the initial End Date;

(ii)     if the condition set forth in Section 7.01(e) is not satisfied and the Legal Restraint giving rise to such non-satisfaction shall have become final and non-appealable; provided that the terminating party shall have complied with its obligations pursuant to Section 6.03; or

(iii)     if the Company Stockholder Approval is not obtained at the Company Stockholders Meeting duly convened (unless such the Company Stockholders Meeting has been adjourned, in which case at the final adjournment thereof);

(c)     by the Company, if Parent or Merger Sub breaches or fails to perform any of its covenants or agreements contained in this Agreement, or if any of the representations or warranties of Parent or Merger Sub contained in this Agreement fails to be true and correct, which breach or failure (i) would give rise to the failure of a condition set forth in Section 7.02(a) or 7.02(b) and (ii) is not curable or, if curable, is not cured prior to the earlier of (A) 30 days after written notice thereof is given by the Company to Parent and (B) two Business Days prior to the End Date;

(d)     by Parent, if the Company breaches or fails to perform any of its covenants or agreements contained in this Agreement, or if any of the representations or warranties of the Company contained in this Agreement fails to be true and correct, which breach or failure (i) would give rise to the failure of a condition set forth in Section 7.03(a) or 7.03(b) and (ii) is not curable or, if curable, is not cured prior to the earlier of (A) 30 days after written notice thereof is given by Parent to the Company and (B) two Business Days prior to the End Date;

(e)     by Parent, in the event that an Adverse Recommendation Change shall have occurred; provided that Parent shall no longer be entitled to terminate this Agreement pursuant to this Section 8.01(e) if the Company Stockholder Approval has been obtained at the Company Stockholders Meeting; or

(f)     by the Company, at any time prior to receiving the Company Stockholder Approval if (i) the Company has received a Superior Proposal; and (ii) the Company Board has authorized the Company to enter into an Alternative Acquisition Agreement to consummate the Takeover Proposal contemplated by that Superior Proposal and the Company pays concurrently or causes to be paid concurrently to Parent (or its designee) the applicable Termination Fee pursuant to Section 6.06.

Section 8.02. Effect of Termination. In the event of termination of this Agreement by either Parent or the Company as provided in Section 8.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of the Company, Parent or Merger Sub, other than the last sentence of Section 6.02, Section 6.06, this Section 8.02 and Article IX, which provisions shall survive such termination, and (a) no such termination shall relieve any party from any liability for any statement, act or failure to act by such party that is material and that such party intended to be a misrepresentation or a breach of any covenant or agreement set forth in this Agreement; and (b) the parties acknowledge and agree that no such termination shall relieve a party from any liability for its failure to consummate the Merger when required in accordance with this Agreement after the conditions precedent to such party’s obligations to effect the Closing set forth in Article VII have been satisfied or waived (except for those conditions that by their nature are to be satisfied at the Closing, which conditions would be capable of being satisfied at the time of such failure to consummate the Merger). The Confidentiality Agreement shall survive termination of this Agreement in accordance with its terms.

Section 8.03. Amendment. This Agreement may be amended by the parties at any time prior to the Effective Time by written agreement executed and delivered by duly authorized officers of the respective parties; provided, however, that (i) after receipt of the Company Stockholder Approval, there shall be made no amendment that by Law requires further approval by the stockholders of the Company without the further approval of such stockholders, and (ii) except as provided above, no amendment of this Agreement shall be submitted to be approved by the stockholders of the Company unless required by Law. Notwithstanding anything to the contrary in the foregoing sentence, this Section 8.03 and Sections 9.07, 9.08, 9.09, 9.11 and 9.12 may not be amended in a manner adverse to or that impacts the sources of the Debt Financing without the written consent of the Debt Financing Sources. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

Section 8.04. Extension; Waiver. At any time prior to the Effective Time, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement, (c) waive compliance with any covenants and agreements contained in this Agreement or (d) waive the satisfaction of any of the conditions contained in this Agreement. No extension or waiver by the Company shall require the approval of the stockholders of the Company unless such approval is required by Law. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

Section 8.05. Procedure for Termination, Amendment, Extension or Waiver. A termination of this Agreement pursuant to Section 8.01, an amendment of this Agreement pursuant to Section 8.03 or an extension or waiver pursuant to Section 8.04 shall, in order to be effective, require, in the case of the Company, Parent or Merger Sub, action by its Board of Directors or the duly authorized designee thereof. Termination of this Agreement prior to the Effective Time shall not require the approval of the shareholders of Parent or the stockholders of the Company.

Article IX

General Provisions

Section 9.01. Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 9.01 shall not limit Section 8.02 or any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

Section 9.02. Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given upon receipt by the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a) if to the Company, to:

CEB Inc.
1919 North Lynn Street
Arlington, VA 22209

Attention: Pamela Auerbach

with a copy to:

Kirkland & Ellis LLP

655 Fifteenth Street, N.W.

Washington, D.C.

Attention:     Mark Director

                     Andrew Herman

(b) if to Parent or Merger Sub, to:

Gartner, Inc.
P.O. Box 10212
56 Top Gallant Road
Stamford, CT 06902

Attention: Daniel S. Peale

with a copy to:

Wilson Sonsini Goodrich & Rosati

1301 Avenue of the Americas, 40th Floor

New York, NY 10019

Attention:     Robert Sanchez

                     Bradley Finkelstein

Section 9.03. Definitions. For purposes of this Agreement:

An “Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

“Anti-Corruption and Anti-Bribery Laws” means the U.S. Foreign Corrupt Practices Act of 1977, as amended, any rules or regulations thereunder, U.S. Travel Act, United Kingdom Bribery Act of 2010 and any other applicable U.S. and non-U.S. anti-corruption, anti-bribery, and anti-money laundering laws or regulations.

“Business Day” means any day other than (i) a Saturday or a Sunday or (ii) a day on which banking and savings and loan institutions are authorized or required by Law to be closed in New York City.

“Claim” means any actual or threatened claim, suit, action, proceeding or investigation (whether civil, criminal, administrative or investigative).

“Code” means the Internal Revenue Code of 1986, as amended.

“Commitment Parties” means the persons that have initially committed to provide the Debt Financing under the Debt Commitment Letter or in any joinder agreements contemplated by the Debt Commitment Letter and the persons that are the initial providers of any Alternate Debt Financing together with, in each case, their respective Affiliates.

“Company Government Contract” means any Contract currently in performance that is between the Company or any of its Subsidiaries on one hand and a Governmental Entity on the other or entered into by the Company or any of its Subsidiaries as a subcontractor (at any tier) in connection with a Contract between another Person and a Governmental Entity.

“Company Material Adverse Effect” means a Material Adverse Effect with respect to the Company.

“Company PSUs” shall mean all Company RSUs with performance-based vesting or delivery requirements, whether granted under a Company Stock Plan or otherwise.

“Company RSUs” shall mean all restricted share units payable in shares of Company Common Stock or whose value is determined with reference to the value of shares of Company Common Stock, whether granted under a Company Stock Plan or otherwise.

“Company Source Code” means, collectively any source code of proprietary Software owned by the Company or a Company Subsidiary.

“Company Stock Plans” means each Company Benefit Plan that provides for the award of rights of any kind to receive shares of Company Common Stock or benefits measured in whole or in part by reference to shares of Company Common Stock, including the Company 2012 Stock Incentive Plan and the Company ESPP.

“Compliant” means (a) no audit opinion with respect to any financial statements contained in the Required Information shall have been withdrawn, amended or qualified, and the Company’s independent registered accounting firm has consented to or otherwise authorized the use in the Debt Financing of their audit opinions related to the audited financial statements included in the Required Information, (b) the Required Information is and remains throughout the Marketing Period in compliance in all material respects with all requirements of Regulation S-K and Regulation S-X under the Securities Act to the extent applicable pursuant to the definition of Required Information and (c) the Company’s independent registered accounting firm that has reviewed or audited the financial statements and other financial information included in the Required Information has confirmed they are prepared to issue customary comfort letters (including negative assurance) upon any pricing date and the closing relating to the Debt Financing occurring during the Marketing Period.

“Confidentiality Agreement” means the confidentiality agreement dated December 13, 2016 between the Company and Parent.

“Covered Employee” means any Company employee who is eligible for the Company Severance Program—Corporate Leadership Team or who is party to a Company Change in Control Severance Agreement.

“Debt Financing Sources” means the persons that have committed to provide or otherwise entered into agreements in connection with the Debt Financing or an Alternate Debt Financing in connection with the transactions contemplated hereby, including (x) the parties named in the Debt Commitment Letter, any joinder agreements and the Fee Letters (and their respective successors and permitted assigns) and (y) the persons that have committed to provide or otherwise entered into Financing Agreements contemplated by the Debt Commitment Letter (and their respective successors and permitted assigns) together with, in each case, their Affiliates, officers, directors, employees, advisors, consultants and other representatives.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to any corporation or entity engaged in a trade or business, any other corporation or entity engaged in a trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the first corporation or entity engaged in a trade or business, or that is a member of the same “controlled group” as the first corporation or entity engaged in a trade or business pursuant to Section 4001(a)(14) of ERISA.

“Existing Indebtedness” means the Senior Secured Indebtedness, the Senior Notes Indebtedness and any other Indebtedness incurred by the Company or its Subsidiaries in accordance with Section 5.02(b).

“Government Official” means any officer or employee of a Governmental Entity or any department, agency or instrumentality thereof, including state-owned or controlled entities, or of a public international organization or foreign or domestic political party (including candidates for office) or any agent, representative or other person acting in an official capacity for or on behalf of any such government, department, agency, or instrumentality or on behalf of any such public organization or political party.

“Indebtedness” means, with respect to any Person, without duplication, (i) all obligations of such Person for borrowed money, or with respect to deposits or advances of any kind to such Person, (ii) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (iii) all capitalized lease obligations of such Person or obligations of such Person to pay the deferred and unpaid purchase price of property and equipment, (iv) all obligations of such Person pursuant to securitization or factoring programs or arrangements, (v) all guarantees and arrangements having the economic effect of a guarantee of such Person of any Indebtedness of any other Person, (v) all obligations or undertakings of such Person to maintain or cause to be maintained the financial position or covenants of others or to purchase the obligations or property of others, (vi) net cash payment obligations of such Person under swaps, options, derivatives and other hedging agreements or arrangements that will be payable upon termination thereof (assuming they were terminated on the date of determination), or (vii) letters of credit, bank guarantees, and other similar contractual obligations entered into by or on behalf of such Person.

“Intellectual Property Licenses” means (A) any license or covenant not to sue granted by the Company or any Company Subsidiary to another Person under any Company Intellectual Property, and (B) any license or covenant not to sue granted by another Person to the Company or any Subsidiary under any Person’s Intellectual Property Rights.

“Intellectual Property Rights” means, in any and all jurisdictions throughout the world, all (1) patents and patent applications, (2) registered trademarks, trade name rights, service mark rights, internet domain name rights, and any applications for registration of any of the foregoing, together with all goodwill associated with each of the foregoing, (3) registered and unregistered copyrights, including copyrights in computer software, mask work rights and database rights and (4) trade secret rights and other proprietary rights in know-how.

The “Knowledge” of any Person that is not an individual means, with respect to any matter in question, the actual knowledge of such Person’s officers set forth on Schedule II.

“Legal Proceeding” means any claim, complaint, petition, investigation, hearing, action, charge, lawsuit, litigation or other similarly formal legal proceeding (public or private) brought by or pending before any Governmental Entity, arbitrator, mediator or other tribunal.

“Marketing Period” means the first period of fifteen (15) consecutive Business Days throughout which and on the first and last day of which, (a) Parent shall have the Required

Information and such Required Information is and remains Compliant for such period; (b) the Form S-4 has been declared effective under the Securities Act; and (c) the conditions set forth in Sections 7.01 and 7.03 have been satisfied or are capable of being satisfied were the Closing to be scheduled for any time during or on the last day of such fifteen (15) consecutive Business Day period, and all such conditions have been satisfied by a date not less than five (5) Business Days prior to the end of such fifteen (15) consecutive Business Day period (other than those conditions that by their terms are to be satisfied at the Closing or on the Closing Date, but subject to the satisfaction or written waiver of those conditions, and nothing has occurred or no condition exists that would cause any of such conditions to fail to be satisfied, assuming the Closing were to be scheduled for any time during such fifteen (15) consecutive Business Day period); provided that (i) January 16, 2017, February 20, 2017, April 14, 2017, May 29, 2017 and July 4, 2017 shall not constitute Business Days for purposes of calculating the Marketing Period. If the Required Information is not Compliant throughout and on the first and last day of the Marketing Period, then a new fifteen (15) consecutive Business Day period will commence upon Parent receiving updated Required Information that is Compliant and the other conditions set forth in this definition having been met . If, on or after the requirements in clauses (b) and (c) in the preceding sentence have been met, the Company shall in good faith reasonably believe that it has provided the Required Information, then the Company may deliver to Parent a written notice to that effect (stating when it believes it completed such delivery), in which case the Company shall be deemed to have complied with such obligation to provide such Required Information on the date specified in the notice (which date shall not be earlier than the date of such notice) and, if the other requirements relating to the commencement of the Marketing Period have been met, the Marketing Period shall be deemed to commence on the date specified in such notice unless Parent in good faith reasonably believes the Company has not completed the delivery of such Required Information or that such Required Information is not Compliant and, not later than 5:00 p.m. (Eastern time) five (5) Business Days following the date of delivery of such notice by the Company (as applicable), delivers a written notice to the Company to that effect (stating which Required Information has not been delivered or the reasons why such Required Information is not Compliant) (an “Objection Notice”), in which case the Company shall not be deemed to have complied with such obligation to provide such Required Information unless and until such time as the Company shall have delivered a subsequent written notice setting forth its good faith belief that it has provided any such additional Required Information and that such Required Information is Compliant, subject to the right of Parent to deliver a subsequent Objection Notice with respect to any such subsequent notice of the Company. None of the information supplied or to be supplied by the Company or any Company Subsidiary pursuant to Section 6.09(e) (other than the Required Information, which must be Compliant) for inclusion or incorporation by reference in offering documents for the Debt Financing shall at any time during the Marketing Period contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements contained therein not misleading in light of the circumstances under which such statements are made.

“Material Adverse Effect” with respect to any Person means any fact, circumstance, effect, change, event or development that (a) materially adversely affects the business, properties, financial condition or results of operations of such Person and its Subsidiaries, taken as a whole, or (b) would, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation by such Person of the transactions contemplated by this Agreement, in each case excluding any effect to the extent that it results from or arises out of (i) changes or conditions generally affecting the industries in which such Person and any of its Subsidiaries operate, except to the extent such effect has a materially disproportionate effect on such Person and its Subsidiaries, taken as a whole, relative to others in such industries, (ii) general economic or political conditions or securities, credit, financial or other capital markets conditions, in each case in the United States or any foreign jurisdiction, except to the extent such effect has a materially disproportionate effect on such Person and its Subsidiaries, taken as a whole, relative to others in the industries in which such Person and any of its Subsidiaries operate, (iii) any failure, in and of itself, by such Person to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (it being understood that the facts or occurrences giving rise to or contributing to such failure may be deemed to constitute, or be taken into account in determining whether there has been or will be, a Material Adverse Effect), (iv) the execution and delivery of this Agreement or the public announcement or pendency of the Merger or any of the other transactions contemplated by this Agreement, including the impact thereof on the relationships, contractual or otherwise, of such Person or any of its Subsidiaries with employees, labor unions, customers or partners, (v) any change, in and of itself, in the market price or trading volume of such Person’s securities (it being understood that the facts or occurrences giving rise to or contributing to such change may be deemed to constitute, or be taken into account in determining whether there has been or will be, a Material Adverse Effect), (vi) any change in applicable Law, regulation or GAAP (or authoritative interpretation thereof), except to the extent such effect has a materially disproportionate effect on such Person and its Subsidiaries, taken as a whole, relative to others in the industries in which such Person and any of its Subsidiaries operate, (vii) geopolitical conditions, the outbreak or escalation of hostilities, any acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism, except to the extent such effect has a materially disproportionate effect on such Person and its Subsidiaries, taken as a whole, relative to others in the industries in which such Person and any of its Subsidiaries operate, (viii) any hurricane, tornado, flood, earthquake or other natural disaster, except to the extent such effect has a materially disproportionate effect on such Person and its Subsidiaries, taken as a whole, relative to others in the industries in which such Person and any of its Subsidiaries operate or (ix) any pending, initiated or threatened stockholder litigation against the Company or any of its directors or officers relating to this Agreement or the transactions contemplated thereby of which the Company has received notice.

“Parent Material Adverse Effect” means a Material Adverse Effect with respect to Parent.

“Parent Restricted Share” means any award of Parent Common Stock that is subject to restrictions based on performance or continuing service and granted under any Parent Stock Plan.

“Parent RSU” means any award of the right to receive Parent Common Stock that is subject to restrictions based on performance or continuing service and granted under any Parent Stock Plan.

“Parent Stock Option” means any option to purchase Parent Common Stock granted under any Parent Stock Plan.

“Parent Stock Plan” means each Parent benefit plan that provides for the award of rights of any kind to receive shares of Parent Common Stock or benefits measured in whole or in part by reference to shares of Parent Common Stock, including the Parent 2014 Long-Term Incentive Plan, the Parent 2003 Long-Term Incentive Plan and the Parent ESPP.

“Pension Plan” means an “employee pension benefit plan,” within the meaning of Section 3(2) of ERISA.

“Person” means any natural person, firm, corporation, partnership, company, limited liability company, trust, joint venture, association, Governmental Entity or other entity.

“Personal Data” means (i) any information that, alone or in combination with other information held or accessible by a Person, allows an individual to be identified, precisely located, or contacted, and (ii) any other information if such information is defined as “personal data”, “personally identifiable information”, “individually identifiable health information,” “protected health information,” or “personal information” under any applicable Law.

“Senior Notes” means the $250,000,000 aggregate principal amount 5.625% Senior Notes due 2023 issued pursuant to the Senior Notes Indenture.

“Senior Notes Indebtedness” means all outstanding and unpaid amounts owing as at the Closing Date (in principal, interest and any other sums) due by the Company and its Subsidiaries pursuant to, or in connection with, the Senior Notes (including, without limitation, all make-whole and other prepayment fees due in connection with the voluntary or mandatory prepayment of the Senior Notes) as determined in accordance with the terms of the Senior Notes Indenture.

“Senior Notes Indenture” means the indenture, dated as of June 9, 2015, among the Company, each of the Company Subsidiaries party thereto and Wilmington Trust, National Association as trustee.

“Senior Secured Indebtedness” means all outstanding and unpaid amounts owing as at the Closing Date (in principal, interest and any other sums) due by the Company and its Subsidiaries pursuant to, or in connection with, the Senior Secured Loan Facilities (including, without limitation, all breakage costs due in connection with the voluntary or mandatory prepayment of the Senior Secured Loan Facilities) as determined in accordance with the terms of the Senior Secured Loan Agreement.

“Senior Secured Loan Agreement” means the loan agreement, dated as of July 2, 2012, among (f/k/a The Corporate Executive Board Company), Bank of America, N.A., as administrative agent, collateral agent, swing line lender and l/c issuer, each of the lenders party thereto from time to time and the other parties thereto from time to time, as amended and restated on July 18, 2012, as further amended and restated on August 1, 2012, as further amended on August 2, 2013, as further amended on June 9, 2015 and as further amended and restated on April 29, 2016, as may be further amended, restated, amended and restated, supplemented, replaced or further modified from time to time.

“Senior Secured Loan Facilities” means all the facilities made available under the Senior Secured Loan Agreement.

“Software” means computer programs, including any and all software implementations of algorithms, models and methodologies whether in source code, object code or other form, databases and compilations, including any and all data and collections of data, descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing and all documentation, including user manuals and training materials related to any of the foregoing.

A “Subsidiary” of any Person means another Person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its Board of Directors or other governing person or body (or, if there are no such voting interests, more than 50% of the equity interests of which) is owned directly or indirectly by such first Person.

“Tax Returns” means all Tax returns, declarations, statements, reports, schedules, forms and information returns, any amendments thereto and any other document filed or required to be filed with any Governmental Entity relating to Taxes.

“Taxes” means any and all U.S. federal, state, provincial, local, non-U.S. and other taxes, levies, imposts, duties, and similar governmental charges (including any interest, fines, assessments, penalties or additions to tax imposed in connection therewith or with respect thereto) including (x) taxes imposed on, or measured by, income, franchise, profits or gross receipts, and (y) ad valorem, value added, capital gains, sales, goods and services, harmonized sales, use, real or personal property, capital stock, license, branch, payroll, estimated, withholding, employment, social security (or similar), unemployment, compensation, utility, severance, production, excise, stamp, occupation, premium, windfall profits, transfer and gains taxes, and customs duties.

“Technology” means, collectively, all designs, formulas, algorithms, procedures, techniques, ideas, know-how, Software, databases and data collections, internet websites and web content, tools, inventions (whether patentable or unpatentable and whether or not reduced to practice), invention disclosures, developments, creations, improvements, works of authorship, other similar materials and all recordings, graphs, drawings, reports, analyses, other writings and any other embodiment of the above, in any form or media.

Section 9.04. Interpretation. When a reference is made in this Agreement to an Article, a Section or an Exhibit, such reference shall be to an Article, a Section or an Exhibit of or to this Agreement unless otherwise indicated. The table of contents, index of defined terms and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Any capitalized term used in any Exhibit but not otherwise defined therein shall have the meaning assigned to such term in this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof”, “hereto”, “hereby”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The term “or” is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms. Any agreement, instrument or Law defined or referred to herein means such agreement, instrument or Law as from time to time amended, modified or supplemented, unless otherwise specifically indicated. References to a Person are also to its permitted successors and assigns. Unless otherwise specifically indicated, all references to “dollars” and “$” will be deemed references to the lawful money of the United States of America.

Section 9.05. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as either the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party or such party waives its rights under this Section 9.05 with respect thereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

Section 9.06. Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

Section 9.07. Entire Agreement; Third-Party Beneficiaries. This Agreement, taken together with the Parent Disclosure Letter and the Company Disclosure Letter and the Confidentiality Agreement, (a) constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the Merger and the other transactions contemplated by this Agreement and (b) except for Section 6.05, is not intended to confer upon any Person other than the parties any rights or remedies. Notwithstanding the foregoing, the Debt Financing Sources shall be third party beneficiaries and may enforce the provisions set forth specifically for their benefit in this sentence and in Sections 8.03, 9.08, 9.09, 9.11 and 9.12.

Section 9.08. Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE, REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER ANY APPLICABLE PRINCIPLES OF CONFLICTS OF LAWS OF THE STATE OF DELAWARE; PROVIDED, HOWEVER, THAT ANY CLAIM, SUIT, ACTION OR OTHER PROCEEDING INVOLVING A DEBT FINANCING SOURCE RELATED TO OR ARISING OUT OF THIS AGREEMENT, THE DEBT COMMITMENT LETTER OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY OR SERVICES PERFORMED OR TO BE PERFORMED BY A DEBT FINANCING SOURCE THEREUNDER, INCLUDING ANY DEBT FINANCING, SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW

YORK, REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER ANY APPLICABLE CONFLICT OF LAWS PRINCIPLES.

Section 9.09. Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of Law or otherwise by any of the parties without the prior written consent of the other parties; provided that Parent may assign its rights hereunder to make a collateral assignment to any of its lenders or agent under the Credit Agreement described on Section 3.05 of the Parent Disclosure Letter, or following the Closing, any of the Debt Financing Sources (or agent thereof) providing Debt Financing in connection with the transactions contemplated by this Agreement. Any purported assignment without such consent shall be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 9.10. Specific Enforcement. The parties acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the performance of terms and provisions of this Agreement in any court referred to in clause (a) below, without proof of actual damages (and each party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity. The parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy for any such breach. In addition, each of the parties hereto (a) consents to submit itself to the personal jurisdiction of any Delaware state court or any Federal court located in the State of Delaware in the event any dispute arises out of this Agreement, the Merger or any of the other transactions contemplated by this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (c) agrees that it will not bring any action relating to this Agreement, the Merger or any of the other transactions contemplated by this Agreement in any court other than any Delaware state court or any Federal court sitting in the State of Delaware.

Section 9.11. Waiver of Jury Trial. Each party hereto hereby waives, to the fullest extent permitted by applicable Law, any right it may have to a trial by jury in respect of any suit, action or other proceeding arising out of this Agreement, the Merger or any of the other transactions contemplated by this Agreement. Each party hereto (a) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such party would not, in the event of any action, suit or proceeding, seek to enforce the foregoing waiver, (b) acknowledges that it and the other parties hereto have been induced to enter into this Agreement by, among other things, the mutual waiver and certifications in this Section 9.11 and (c) acknowledges and agrees that such waiver shall extend to the Debt Financing Sources.

Section 9.12. Provisions Related to the Debt Financing Sources. Notwithstanding anything herein to the contrary, the Company agrees that neither it, nor any of its former, current or future direct or indirect stockholders, officers, directors, managers, employees, members, partners, agents or other representatives and Affiliates (collectively, “Company and Related Parties”), shall have any claim against any Debt Financing Source, any lender participating in the Debt Financing or any of their respective former, current or future general or limited partners, direct or indirect stockholders, managers, members, agents, representatives, Affiliates, successors or assigns (collectively, “Debt Financing Related Parties”), in each case other than the Parent, nor shall any Debt Financing Related Party (other than the Parent) have any Liability whatsoever to any Company and Related Party, in connection with the Debt Financing or in any way relating to this Agreement or any of the transactions contemplated hereby, whether at law, in equity, in contract, in tort or otherwise, in each case, whether arising, in whole or in part, out of comparative, contributory or sole negligence by any Debt Financing Related Party.

[Remainder of page left intentionally blank]

IN WITNESS WHEREOF, the Company, Parent and Merger Sub have duly executed this Agreement, all as of the date first written above.

CEB INC.

By:	/s/ Thomas L. Monahan III
Name: Thomas L. Monahan, III
Title: Chief Executive Officer

GARTNER, INC.

By:	/s/ Craig Safian
Name: Craig W. Saifian
Title: Chief Financial Officer

COBRA ACQUISITION CORP.

By:	/s/ Craig Safian
Name: Craig W. Safian
Title: President

[Signature Page to Agreement and Plan of Merger]

Index of Defined Terms

Term	Section
Adverse Recommendation Change	5.03(b)
Affiliate	9.03
Agreement	Preamble
Alternate Debt Financing	6.09(b)
Alternative Acquisition Agreement	5.03(e)
Anti-Corruption and Anti-Bribery Laws	9.03
Antitrust Laws	6.03(d)
Business Day	9.03
Cash Consideration	2.01(c)
Certificate	2.01(c)
Certificate of Merger	1.03
Claim	9.03
Closing	1.02
Closing Date	1.02
Code	9.03
Collective Bargaining Agreement	4.17
Commitment Parties	9.03
Company	Preamble
Company 401(k) Plan	6.14
Company and Related Parties	9.12
Company Benefit Plans	4.10(a)
Company Board	4.04(a)
Company By-laws	4.01
Company Capital Stock	4.03(a)
Company Charter	4.01
Company Common Stock	2.01
Company Disclosure Letter	Article IV
Company ESPP	4.03(a)
Company Facilities	4.15(b)
Company Financial Advisor	4.18
Company Government Contract	9.03
Company Intellectual Property	4.16(a)
Company Leases	4.15(b)
Company Material Adverse Effect	9.03
Company NQDC Plan	6.12(f)
Company-Owned Intellectual Property Rights	4.16(a)
Company-Owned Technology	4.16(e)
Company Permits	4.01
Company PSUs	9.03
Company Preferred Stock	4.03(a)
Company Properties	4.15(a)
Company RSUs	9.03
Company SEC Documents	4.06(a)
Company Source Code	9.03

Term	Section
Company Stock Plans	9.03
Company Stockholder Approval	4.04(a)
Company Stockholders Meeting	4.04(a)
Company Subsidiaries	4.01
Company Voting Debt	4.03(b)
Compliant	9.03
Confidentiality Agreement	9.03
Consent	3.05(b)
Continuing Employees	6.12(a)
Contract	3.05(a)
Debt Commitment Letter	3.12(a)
Debt Financing	3.12(a)
Debt Financing Related Parties	9.12
Debt Financing Sources	9.03
DGCL	1.01
Dissenting Shares	2.03
Effective Time	1.03
End Date	8.01(b)(i)
Environmental Claim	4.13(c)(i)
Environmental Laws	4.13(c)(ii)
ERISA	9.03
ERISA Affiliate	9.03
Exchange Act	3.05(b)
Exchange Agent	2.02(a)
Exchange Fund	2.02(a)
Exchange Ratio	2.01(c)
Excluded Party	5.03(e)
Excluded Party Termination Fee	6.06(c)
Existing Indebtedness	9.03
Fee Letters	3.12(a)
Filed Company SEC Documents	Article IV
Filed Parent SEC Documents	Article III
Final Exercise Date	6.04(f)
Financing Agreements	6.09(a)
Foreign Antitrust Laws	7.01(d)
Form S-4	3.05(b)
GAAP	3.06(b)
Governmental Entity	3.05(b)
Government Official	9.03
Hazardous Materials	4.13(c)(iii)
HSR Act	3.05(b)
Indebtedness	9.03
Intellectual Property Licenses	9.03
Intellectual Property Rights	9.03
Intervening Event	5.03(e)

[Signature Page to Agreement and Plan of Merger]

Term	Section
IRS	4.10(b)
Judgment	3.05(a)
Knowledge	9.03
Law	3.05(a)
Legal Proceeding	9.03
Legal Restraints	7.01(e)
Letter of Transmittal	2.02(b)
Liens	3.02(a)
Marketing Period	9.03
Material Adverse Effect	9.03
Material Contract	4.14(a)
Maximum Amount	6.05(c)
Merger	1.01
Merger Consideration	2.01(c)
Merger Sub	Preamble
Merger Sub Common Stock	2.01(a)
New Debt Financing Commitment	6.09(b)
Notice Period	5.03(b)(ii)(c)
NYSE	2.02(f)
Open Source	4.16(e)
Parent	Preamble
Parent 401(k) Plan	6.14
Parent Benefit Plans	6.12(b)
Parent Board	3.04
Parent By-laws	3.01
Parent Capital Stock	3.03(a)
Parent Certificate	3.01
Parent Common Stock	2.01(c)
Parent Disclosure Letter	Article III
Parent ESPP	3.03(a)
Parent Material Adverse Effect	9.03
Parent Permits	3.01
Parent Preferred Stock	3.03(a)
Parent Restricted Share	9.03
Parent RSU	9.03
Parent SEC Documents	3.06(a)
Parent Stock Option	9.03
Parent Stock Plan	9.03
Parent Subsidiaries	3.01
Pension Plan	9.03
Permits	3.01
Person	9.03
Personal Data	9.03
Prospective Acquirer	5.02(a)
Proxy Statement	6.01(a)

[Signature Page to Agreement and Plan of Merger]

Term	Section
Release	4.13(c)(iv)
Representatives	5.03(a)
Reverse Termination Fee	6.06(f)
SEC	3.05(b)
Securities Act	3.05(b)
Senior Notes	9.03
Senior Notes Indebtedness	9.03
Senior Notes Indenture	9.03
Senior Secured Indebtedness	9.03
Senior Secured Loan Agreement	9.03
Senior Secured Loan Facilities	9.03
Software	9.03
SOX	3.06(b)
Stock Award Exchange Ratio	6.04(a)(iv)
Stock Consideration	2.01(c)
Stockholders	Recitals
Subsidiary	9.03
Superior Proposal	5.03(e)
Surviving Company	1.01
Takeover Proposal	5.03(e)
Tax Returns	9.03
Taxes	9.03
Technology	9.03
Termination Fee	6.06(b)
Transaction Solicitation Period	5.02(a)
Voting Agreement	Recitals

[Signature Page to Agreement and Plan of Merger]